

ZIMMER BIOMET
Your progress. Our promise.™

Notice of 2018 Annual Meeting of Shareholders and Proxy Statement

Tuesday, May 15, 2018
8:00 a.m. Eastern Time
The Conrad Indianapolis
50 West Washington Street
Indianapolis, Indiana 46204



Purpose. Mission. Values.

Our Purpose

Restore mobility, alleviate pain and improve the quality of life for patients around the world.

Our Mission

Lead the industry in delivering value to healthcare providers, patients and stockholders, while embracing our broader social responsibilities.

Our Values


Customers First

We actively pursue ways to earn trust and exceed expectations in every customer interaction.


Do the Right Thing

We hold ourselves to the highest standard of quality and integrity in everything we do.


Win Through Results

We are accountable for delivering on our commitments and recognize that success requires a winning attitude, discipline and a sense of urgency.


Innovate and Improve

We are driven to develop innovative solutions that make a difference and to continuously improve performance.


Positive Culture

We are optimistic, curious and committed in our interactions with others.


One Zimmer Biomet

We collaborate for the greater good in a global company that is united by Our Purpose.



ZIMMER BIOMET

April 2, 2018

LETTER FROM THE INDEPENDENT DIRECTORS TO OUR SHAREHOLDERS

As you, our investors, know, Zimmer Biomet is helping to restore lives worldwide. Our global team designs, manufactures and markets effective, innovative solutions that support physicians and healthcare organizations in restoring mobility, alleviating pain and improving the quality of life for patients around the world. Our musculoskeletal technologies and a wide range of related products and services make us valuable partners to healthcare providers in more than 100 countries.

As directors, we strive to govern Zimmer Biomet in a transparent manner that helps the Company achieve sustainable operating and financial performance and deliver long-term shareholder value. We also seek to foster a culture that embraces the highest standards of integrity in the day-to-day conduct of the business.

Chief Executive Officer Succession

This year, we, your independent directors, performed one of the key functions a board of directors has: we oversaw a CEO succession. In July 2017, we asked the Company's Chief Financial Officer, Dan Florin, to assume the role of Interim CEO while we performed a timely and thorough CEO search process. With the assistance of a leading executive search firm, we carefully identified, evaluated and interviewed a number of highly-qualified candidates and concluded that Bryan Hanson was an ideal fit to lead the Company. We are pleased that Bryan joined Zimmer Biomet as President and Chief Executive Officer in December 2017. Bryan was also elected to the Company's Board of Directors. Bryan brings a remarkable strategic and operational track record in leading medical device organizations that aligns with Zimmer Biomet's commitment to growth and enhancing shareholder value. This leadership appointment comes at an important time in the Company's history, and we look forward to working closely with Bryan to further leverage Zimmer Biomet's leading portfolio of technologies, solutions and personalized services to drive long-term shareholder value.

Near-Term Business Priorities

In 2017, Zimmer Biomet reported net sales of $7.824 billion, an increase of 1.8% over 2016, and announced a number of exciting new products that enhance the Company's core large joint business and expand its influence in a number of fast-growing segments within the broader musculoskeletal market. Still, there is no way around it – 2017 was a challenging year operationally for Zimmer Biomet in the U.S. Importantly, under Bryan's leadership, the Company's priorities for 2018 have a deliberate emphasis on rebuilding revenue momentum, addressing certain near-term challenges and setting the stage for enhanced shareholder value creation. Priorities include achieving key quality remediation milestones at the Warsaw North Campus, supporting the Company's world-class sales organization with greater supply readiness of impacted brands, executing exciting new product introductions and building a cohesive culture within Zimmer Biomet. This Board is confident in management's plan and ability to rebuild revenue momentum and enhance execution.

Board Skills, Diversity and Refreshment

Just as a seamless management succession is critical to Zimmer Biomet's success, our approach to the Board is to ensure that it comprises independent thinkers with high integrity and the right mix of qualifications and experience to oversee the Company and represent the interests of shareholders. We have a Non-Executive Chairman, Larry Glasscock, and a diverse, steadily refreshed and annually elected Board. Over the past six years, six individuals joined the Zimmer Biomet Board, and we expect the Board to continue to evolve as the needs of the Company evolve. We invite you to read pages 10-14 of the proxy statement, which detail our Director qualifications.

Importance of Shareholders' Views

A priority for this Board has always been and will continue to be listening to the views of shareholders and considering these views as we make decisions in the boardroom. We believe that two-way dialogue is constructive and promotes transparency and accountability. We encourage you to share your opinions, suggestions, interests and concerns with us. You can do so by contacting us as described on page 19 of the proxy statement.

As always, thank you for your investment in Zimmer Biomet. We have a dedicated team that is committed to our mission of alleviating pain and improving the quality of life for patients around the world. We will continue to work for you, our shareholders, and value the trust that you have placed in us.

Christopher B. Begley

Betsy J. Bernard

Gail K. Boudreaux

Michael J. Farrell

Larry C. Glasscock

Robert A. Hagemann

Arthur J. Higgins

Michael W. Michelson

Cecil B. Pickett

Jeffrey K. Rhodes

Your Progress. Our Promise.™

At Zimmer Biomet,
we don't just make medical devices,
we help millions of people
live better lives.

April 2, 2018

DEAR FELLOW SHAREHOLDERS:

We look forward to your attendance either in person or by proxy at the 2018 Annual Meeting of Shareholders of Zimmer Biomet Holdings, Inc. We will hold the meeting at 8:00 a.m. Eastern Time on Tuesday, May 15, 2018 at The Conrad Indianapolis, 50 West Washington Street, Indianapolis, Indiana 46204.

You will find information regarding the matters to be voted on in the attached Notice of Annual Meeting of Shareholders and Proxy Statement. We are sending many of our shareholders a notice regarding the availability of this proxy statement, our 2017 Annual Report and other proxy materials via the Internet. This electronic process gives you fast, convenient access to the materials, reduces the impact on the environment and reduces our printing and mailing costs. A paper copy of these materials can be requested using one of the methods described in the materials.

Your vote is important. Whether or not you plan to attend the meeting in person, it is important that your shares be represented. Please vote as soon as possible.

Sincerely,



Bryan C. Hanson
President and
Chief Executive Officer

Zimmer Biomet Holdings, Inc.
345 East Main Street
Warsaw, Indiana 46580



TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements included in this proxy statement, including in the "Letter from the Independent Directors to our Shareholders" and in the section entitled "Executive Compensation – Compensation Discussion and Analysis – Executive Summary – 2017 Performance and 2018 Priorities," regarding future financial performance, results of operations, expectations, plans, strategies, priorities and other statements that are not historical facts are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are based upon current beliefs, expectations and assumptions and are subject to significant risks, uncertainties and changes in circumstances that could cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2017. Readers of this proxy statement are cautioned not to rely on these forward-looking statements, since there can be no assurance that these forward-looking statements will prove to be accurate. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



ZIMMER BIOMET HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ZIMMER BIOMET HOLDINGS, INC.

To Be Held May 15, 2018

TIME AND DATE
8:00 a.m. Eastern Time on Tuesday, May 15, 2018

PLACE
The Conrad Indianapolis, 50 West Washington Street, Indianapolis, Indiana 46204

ITEMS OF BUSINESS
- Elect nine directors to serve until the 2019 annual meeting of shareholders
- Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2018
- Approve, on a non-binding advisory basis, named executive officer compensation ("Say on Pay")
- Transact such other business as may properly come before the meeting and any postponement(s) or adjournment(s) thereof

RECORD DATE
March 16, 2018

By Order of the Board of Directors

Chad F. Phipps
Senior Vice President, General Counsel and Secretary

April 2, 2018

Voting

Your Vote Is Important. You are cordially invited to attend the annual meeting in person. To ensure your shares will be voted at the meeting, however, we strongly urge you to review the proxy statement and vote your shares as soon as possible.

INTERNET

www.ProxyVote.com

TELEPHONE

1-800-690-6903

MAIL

Mail your proxy card / vote instruction form

IN PERSON

Vote in person at the meeting

ANNUAL REPORT
This booklet contains our Notice of Annual Meeting of Shareholders and Proxy Statement. Our 2017 Annual Report, which includes our Annual Report on Form 10-K for the year ended December 31, 2017, accompanies this booklet. Our 2017 Annual Report is not a part of our proxy solicitation materials.

PROXY STATEMENT SUMMARY

We are providing this proxy statement in connection with the solicitation of proxies by our Board of Directors for use at our 2018 annual meeting of shareholders to be held on Tuesday, May 15, 2018. The Notice of Annual Meeting of Shareholders and related proxy materials, or a Notice of Internet Availability, were first sent to shareholders on or about April 2, 2018. This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information you should consider, and we urge you to read the entire proxy statement, as well as our 2017 Annual Report, before voting.

MATTERS FOR SHAREHOLDER VOTING

PROPOSAL 1 — Election of Directors

Our Board recommends a vote **FOR** each nominee.

- Our Board is committed to independent oversight of Zimmer Biomet
- Eight of our nine director nominees are independent and our Board is led by an independent Chairman
- Key information regarding all of our director nominees is summarized in the table below

See pages 9-14 for further information.

Director Nominees

Nominee	Age	Director Since	Principal Occupation	Independent	Other Public Boards	Committee Memberships			
						A	C&MD	CG	QR&T
Christopher B. Begley	65	2012	Retired Executive Chairman & CEO Hospira, Inc.	✓	1		✓		✓
Betsy J. Bernard	62	2009	Retired President AT&T Corp.	✓	1	✓		Chair	
Gail K. Boudreaux	57	2012	President & CEO Anthem, Inc.	✓	1	✓		✓	
Michael J. Farrell	45	2014	CEO ResMed Inc.	✓	1		✓	✓	
Larry C. Glasscock ★	69	2001	Retired Chairman, President & CEO Anthem, Inc.	✓	2	✓		✓	
Robert A. Hagemann	61	2008	Retired Senior VP & CFO Quest Diagnostics Incorporated	✓	2	Chair			✓
Bryan C. Hanson	51	2017	President & CEO Zimmer Biomet Holdings, Inc.		0				
Arthur J. Higgins	62	2007	President & CEO Depomed, Inc.	✓	2[(1)]			Chair	✓
Michael W. Michelson	66	2015	Senior Advisory Partner, KKR Management LLC, the general partner of KKR & Co. L.P.	✓	1		✓		✓

A   Audit
C&MD   Compensation & Management Development
CG   Corporate Governance
QR&T   Quality, Regulatory & Technology
★   Chairman of the Board
[(1)]   See "Limit on Other Directorships" on page 17.

Corporate Governance Highlights

Independent Chairman of the Board	✓
Fully Independent Board Committees	✓
Annual Board and Committee Evaluations	✓
Annual Election of All Directors by Majority Vote in Uncontested Director Elections	✓
Robust Succession Planning and Risk Oversight	✓
Independent Directors Regularly Meet Without Management Present	✓
Independent Director Equity-Based Compensation Not Paid Out Until Cessation of Service	✓
Single Class Voting Structure (One Share, One Vote)	✓
Code of Business Conduct and Ethics for Directors, Officers and Employees	✓
Independent Director Mandatory Retirement Age	72
Supermajority Voting Requirements	X
Shareholder Rights Plan (Poison Pill)	X

Board (Director Nominees) Composition and Skills

Independence



Tenure



Gender Diversity



Skills and Qualifications

Current or Former CEO or CFO
Significant Global Operations Experience
Industry Experience
FDA/Regulatory
Research and Development
Strategic Planning (Including M&A)
Finance and Capital Allocation
Healthcare Payment/Reimbursement
Risk Management

PROPOSAL 2 — Ratification of the Appointment of PricewaterhouseCoopers LLP

Our Board recommends a vote **FOR** this proposal.

See page 27 for further information.

PROPOSAL 3 — Advisory Vote to Approve Named Executive Officer Compensation

Our Board recommends a vote **FOR** this proposal.

See page 31 for further information.

Executive Compensation Best Practices

What We Do

✓	Pay for performance
✓	Establish challenging performance goals in incentive plans
✓	Require robust stock ownership guidelines
✓	Require termination of employment in addition to a change in control for accelerated equity vesting (double trigger)
✓	Require non-competition agreement for equity award eligibility
✓	Require shares received upon equity award vesting to be retained in accordance with stock ownership guidelines
✓	Provide limited executive perquisites
✓	Subject executives' cash and equity-based incentives to clawback, including in the event of a violation of our Code of Business Conduct and Ethics or other conduct deemed detrimental to the interests of the company (equity-based incentives)

What We Don't Do

X	Offer employment contracts to our executives
X	Pay dividends or accrue dividend equivalents on unearned performance-based equity awards
X	Provide excise tax gross-ups in new change in control severance agreements (since 2009)
X	Allow hedging or pledging of company securities
X	Reprice or exchange underwater stock options without shareholder approval
X	Use the same performance measures in short- and long-term incentive plans

CORPORATE GOVERNANCE

At Zimmer Biomet, it's not just what we make. It's what we make possible. Simply put, we are in the business of changing people's lives. We are humbled by that fact and take our responsibility seriously. Because of this, the way we conduct our business is critically important. We are committed to effective corporate governance, adhere to the highest ethical standards and act as a responsible member of our communities.

Our business is managed under the direction of our Board of Directors. The Board has responsibility for establishing broad corporate policies and for our overall performance.

PROPOSAL 1 — Election of Directors

Based upon the recommendation of the Corporate Governance Committee, the Board has nominated nine directors for election at the annual meeting to hold office until the 2019 annual meeting and the election of their successors. All of the nominees currently are serving as our directors. Each nominee agreed to be named in this proxy statement and to serve if elected. All of the nominees are expected to attend the 2018 annual meeting.

Cecil B. Pickett, Ph.D., a member of the Board since 2008 whose term expires at the annual meeting, has not been nominated for reelection due to our Board of Directors' retirement policy. Jeffrey K. Rhodes, a member of the Board since 2015 whose term expires at the annual meeting, also has not been nominated for reelection after discussion with Mr. Rhodes regarding his future anticipated other professional commitments and responsibilities. The Corporate Governance Committee and the Board took into account information provided by Mr. Rhodes regarding his future anticipated other professional commitments and responsibilities in determining the directors to nominate for reelection to the Board.

The Board wishes to express its sincere gratitude to Dr. Pickett and Mr. Rhodes for their many significant contributions and years of dedicated service to Zimmer Biomet and our shareholders. The Board intends to reduce its size to nine members effective upon the expiration of Dr. Pickett's and Mr. Rhodes' terms as directors. Proxies cannot be voted for a greater number of persons than nine, which is the number of nominees named in this proxy statement.

Unless otherwise instructed, the persons named as proxies will vote all proxies received for the election of each of the nominees.

Our Board recommends a vote FOR each nominee for director.

DIRECTOR NOMINEES

Christopher B. Begley



Age 65
Director Since 2012
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee

Executive Chairman of the Board of Hospira, Inc. from May 2007 until his retirement in January 2012. Mr. Begley also served as Chief Executive Officer from April 30, 2004, when Hospira was spun off from Abbott Laboratories, to March 2011. Prior to that, Mr. Begley served in various positions with Abbott between 1986 and 2004, most recently as Senior Vice President of Abbott's Hospital Products division. He earned a bachelor's degree from Western Illinois University and an MBA from Northern Illinois University.

Other Public Board Memberships
- Hanger, Inc.
- Past director and Non-Executive Chairman of Adtalem Global Education Inc. (formerly known as DeVry Education Group Inc.) (until November 2017)
- Past director and Non-Executive Chairman of The Hillshire Brands Company (until August 2014)
- Past director of Sara Lee Corporation (until June 2012)
- Past director and Executive Chairman of Hospira, Inc. (until January 2012)

Other Relevant Experience
- Past director of the Advanced Medical Technology Association ("AdvaMed"), the medical device industry's trade association
- Past director of the National Center for Healthcare Leadership

Skills and Qualifications

Christopher B. Begley's past experience as the Chairman and CEO of Hospira, Inc., a leading provider of injectable drugs and infusion technologies, and previously as the senior vice president of two Abbott divisions, has provided him with extensive management experience at two multinational, publicly traded healthcare companies. In these senior leadership roles, Mr. Begley gained in-depth knowledge of the healthcare industry and strategies for developing and marketing products in this highly regulated area. He also gained significant experience in strategic planning, risk management and financial management. Mr. Begley serves, and has served for more than 10 years, as a director of other public companies, including service as chairman of the board.

Betsy J. Bernard



Age 62
Director Since 2009
Board Committees
- Audit Committee
- Corporate Governance Committee (Chair)

President of AT&T Corp. from October 2002 until her retirement in December 2003. From April 2001 to October 2002, Ms. Bernard was Chief Executive Officer of AT&T Consumer. Prior to joining AT&T, Ms. Bernard held senior executive positions with Qwest Communications International Inc., US WEST, Inc., AVIRNEX Communications Group and Pacific Bell. Ms. Bernard received a B.A. degree from St. Lawrence University, an MBA from Fairleigh Dickenson University and an M.S. in management from Stanford University's Sloan Fellowship Program.

Other Public Board Memberships
- Principal Financial Group, Inc.
- Past director of SITO Mobile, Ltd. (until June 2017)
- Past director of Telular Corporation (until June 2013)

Skills and Qualifications

Betsy J. Bernard's past experience in senior executive roles with leading global telecommunications companies, including her service as President of AT&T Corp., has provided her with expertise in financial management, brand management, marketing, enterprise sales, customer care, operations, product management, electronic commerce, executive compensation, strategic planning and mergers and acquisitions. Ms. Bernard's experience has led our Board to determine that she is an "audit committee financial expert" as that term is defined in Securities and Exchange Commission ("SEC") rules. She serves, and has served for more than 15 years, as a director of other public companies, including service as chairman of the board and lead independent director, and she has experience chairing the nominating and governance committees of several public company boards, including ours.

Gail K. Boudreaux



Age 57
Director Since 2012
Board Committees
- Audit Committee
- Corporate Governance Committee

President and Chief Executive Officer, Anthem, Inc. since November 2017. Previously, Ms. Boudreaux served as Chief Executive Officer and Founder, GKB Global Health, LLC from 2015 to November 2017. Prior to that, she served as Chief Executive Officer of UnitedHealthcare from January 2011 to November 2014 and Executive Vice President of UnitedHealth Group from May 2008 to February 2015. From 2005 to 2008, Ms. Boudreaux served as Executive Vice President, External Operations for Health Care Services Corporation ("HCSC"), and prior to that served as President of Blue Cross and Blue Shield of Illinois, a division of HCSC. Before joining HCSC, Ms. Boudreaux held various positions at Aetna, including Senior Vice President, Aetna Group Insurance. Ms. Boudreaux earned a bachelor's degree in psychology from Dartmouth College and an MBA from Columbia Business School.

Other Public Board Memberships
- Anthem, Inc.
- Past director of Xcel Energy Inc. (until December 2017)
- Past director of Novavax, Inc. (until November 2017)

Skills and Qualifications

Gail K. Boudreaux's service as the President and CEO of Anthem, Inc., a Fortune 50 company and leading health benefits provider, and her past service as the CEO of UnitedHealthcare, provide her with significant experience in managing large, highly complex regulated enterprises with a focus on strategic growth, corporate culture and operational effectiveness. Through more than three decades of service in key leadership and senior management positions in the healthcare industry, Ms. Boudreaux has developed expertise in corporate strategy, financial analysis, risk management and governance. Ms. Boudreaux's experience has led our Board to determine that she is an "audit committee financial expert" as that term is defined in SEC rules. She serves, and has served for more than 10 years, as a director of other public companies as well as a director of several nonprofit, educational and healthcare organizations.

Michael J. Farrell



Age 45
Director Since 2014
Board Committees
- Compensation and Management Development Committee
- Corporate Governance Committee

Chief Executive Officer of ResMed Inc. since March 2013. Prior to that appointment, Mr. Farrell served as President – Americas for ResMed from 2011 to 2013. He was previously Senior Vice President of the global business unit for sleep apnea therapeutic and diagnostic devices from 2007 to 2011, and before that he held various senior roles in marketing and business development. Before joining ResMed in September 2000, Mr. Farrell worked in management consulting, biotechnology, chemicals and metals manufacturing at Arthur D. Little, Genzyme Corporation, The Dow Chemical Company and BHP Billiton. Mr. Farrell holds a bachelor of engineering, with first-class honors, from the University of New South Wales, a master of science in chemical engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Other Public Board Memberships
- ResMed Inc.
Other Relevant Experience
- Director of AdvaMed

Skills and Qualifications

Michael J. Farrell's service as CEO of ResMed Inc., a global leader in the development, manufacturing, distribution and marketing of medical products for the diagnosis, treatment and management of respiratory disorders, provides him with significant experience leading a highly regulated, global medical device company. Mr. Farrell is spearheading the company's expansion into emerging markets and its investments in connected care and digital health, major growth initiatives for ResMed that fit well with our own plans for global growth. In his prior roles, Mr. Farrell led ResMed's M&A and alliance creation activities, as well as the marketing function. In addition, during his tenure with ResMed, Mr. Farrell has gained domestic and international P&L experience, first as head of the company's major global business unit, and then as President – Americas. Mr. Farrell's experience has given him a strong understanding of key aspects of leading a highly regulated, global healthcare company such as ours, including financial management, business integration, strategic planning, operations, product innovation, new product launches and international expansion.

Larry C. Glasscock



Age 69
Director Since 2001 and
Non-Executive Chair Since 2013
Board Committees
- Audit Committee
- Corporate Governance Committee

Chairman of WellPoint, Inc. (now Anthem, Inc.) from 2005 until 2010. Mr. Glasscock also served as President and Chief Executive Officer of WellPoint, Inc. from 2004 to 2007. Mr. Glasscock served as Chairman, President and Chief Executive Officer of Anthem, Inc. from 2003 to 2004 and served as President and Chief Executive Officer of Anthem, Inc. from 2001 to 2003. Mr. Glasscock earned a B.B.A. from Cleveland State University. He also completed the Commercial Bank Management Program at Columbia University.

Other Public Board Memberships
- Simon Property Group, Inc. (Lead Independent Director)
- Sysco Corporation
- Past director of Sprint Nextel Corporation (until July 2013)
- Past director and Chairman of Anthem, Inc. (until March 2010)

Skills and Qualifications

Larry C. Glasscock's past experience as Chairman and CEO of Anthem, Inc. has provided him with in-depth knowledge of the healthcare industry and healthcare payment and reimbursement processes. He also gained significant experience in strategic planning, risk management, financial management and business integration. His executive experience includes completing multiple acquisitions, developing and implementing turnaround and growth strategies, designing enterprise risk management processes and developing talent and participating in successful leadership transitions. In addition, Mr. Glasscock also worked in financial services for over 20 years, where he developed financial and marketing skills, and in human resources for four years, where he gained a strong understanding of, and skills related to, compensation and benefits. Mr. Glasscock's experience has led our Board to determine that he is an "audit committee financial expert" as that term is defined in SEC rules. He serves, and has served for more than 10 years, as a director of other public companies, including service as chairman of the board and lead independent director.

Robert A. Hagemann



Age 61
Director Since 2008
Board Committees
- Audit Committee (Chair)
- Quality, Regulatory and Technology Committee

Senior Vice President and Chief Financial Officer of Quest Diagnostics Incorporated until his retirement in July 2013. Mr. Hagemann joined Corning Life Sciences, Inc., a subsidiary of Quest Diagnostics' former parent company, Corning Incorporated, in 1992, and held roles of increasing responsibility before being appointed Chief Financial Officer of Quest Diagnostics in 1998. Prior to joining Corning, Mr. Hagemann held senior financial positions at Prime Hospitality, Inc. and Crompton & Knowles, Inc. He was also previously employed by Arthur Young & Co., a predecessor company to Ernst & Young. Mr. Hagemann holds a B.S. in accounting from Rider University and an MBA from Seton Hall University.

Other Public Board Memberships
- Graphic Packaging Holding Company
- Ryder System, Inc.

Skills and Qualifications

Robert A. Hagemann's past experience as the CFO of Quest Diagnostics Incorporated, a leading provider of diagnostic testing information services, has given him financial management expertise, as well as significant experience in strategic planning, business development, business integration, operations, talent management and information technology. His experience as an executive in the healthcare industry and his financial acumen enable him to evaluate and understand the impact of business decisions on our financial statements and capital structure. Mr. Hagemann's experience has led our Board to determine that he is an "audit committee financial expert" as that term is defined in SEC rules. He also serves as a director of other public companies.

Bryan C. Hanson



Age 51
Director Since 2017

President and Chief Executive Officer and a member of the Board of Directors of the company since December 2017. Previously, Mr. Hanson served as Executive Vice President and President, Minimally Invasive Therapies Group of Medtronic plc from January 2015 until joining Zimmer Biomet. Prior to that, he was Senior Vice President and Group President, Covidien of Covidien plc from October 2014 to January 2015; Senior Vice President and Group President, Medical Devices and United States of Covidien from October 2013 to September 2014; Senior Vice President and Group President of Covidien for the Surgical Solutions business from July 2011 to October 2013; and President of Covidien's Energy-based Devices business from July 2006 to June 2011. Mr. Hanson held several other positions of increasing responsibility in sales, marketing and general management with Covidien from October 1992 to July 2006. Mr. Hanson holds a Bachelor of Science degree in Finance from Florida State University. He also completed the Kellogg School of Management Finance for Executives program in 2010 and the Harvard Executive Education in Leadership program in 2013.

Other Relevant Experience
- Director of Americares, an emergency response and global health organization committed to saving lives and building healthier futures for people in crisis

Skills and Qualifications

Bryan C. Hanson's service as our President and CEO and his past service in Group President roles with Medtronic and Covidien have given him extensive experience in the medical device industry leading, growing and transforming large, highly regulated global enterprises. Mr. Hanson has significant experience in financial management, strategic planning, mergers and acquisitions, business integration, risk management and in dealing with the many regulatory aspects of our business. His knowledge and understanding of the medical device industry in general, and our global businesses in particular, enable him to provide crucial insight to our Board into strategic, management and operational matters. Mr. Hanson provides an essential link between management and the Board on management's business perspectives.

Arthur J. Higgins



Age 62
Director Since 2007
Board Committees

- Compensation and Management Development Committee (Chair)
- Quality, Regulatory and Technology Committee

President, Chief Executive Officer and a member of the board of directors of Depomed, Inc. since March 2017. Consultant, Blackstone Healthcare Partners of The Blackstone Group since June 2010. Previously, Mr. Higgins served as Chairman of the Board of Management of Bayer HealthCare AG from January 2006 to May 2010 and Chairman of the Bayer HealthCare Executive Committee from July 2004 to May 2010. Prior to joining Bayer HealthCare in 2004, Mr. Higgins served as Chairman, President and Chief Executive Officer of Enzon Pharmaceuticals, Inc. from 2001 to 2004. Prior to that, Mr. Higgins spent 14 years with Abbott Laboratories, most recently as President of the Pharmaceutical Products Division from 1998 to 2001. He graduated from Strathclyde University, Scotland and holds a B.S. in biochemistry.

Other Public Board Memberships[1]
- Depomed, Inc.
- Ecolab Inc.
- Past director of Endo International plc (until March 2017)
- Past director of Resverlogix Corp. (until February 2014)

Other Relevant Experience
- Past director of the Pharmaceutical Research and Manufacturers of America
- Past member of the Council of the International Federation of Pharmaceutical Manufacturers and Associations
- Past president of the European Federation of Pharmaceutical Industries and Associations

Skills and Qualifications

Arthur J. Higgins has extensive senior leadership experience in the global healthcare market. Through leadership positions with large healthcare developers and manufacturers in both the U.S. and Europe, he has gained deep knowledge of the healthcare market and the strategies for developing and marketing products in this highly regulated area. His knowledge and industry background allow him to provide valuable insight to our business. In addition, his perspective gained from years of operating global businesses and his background in working with high growth companies provide him experiences from which to draw to advise us on strategies for sustainable growth. Through his current and past executive positions, he has also gained significant exposure to enterprise risk management as well as quality and operating risk management necessary in a highly regulated industry such as healthcare.

[1] See "Limit on Other Directorships" on page 17.

13

Michael W. Michelson



Age 66
Director Since 2015
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee

Senior Advisory Partner, KKR Management LLC, a private equity investment manager and the general partner of KKR & Co. L.P., since January 2018. Previously, Member, KKR Management LLC since October 2009. Before that, Mr. Michelson was a member of the limited liability company that served as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 1996. He joined KKR in 1981. Mr. Michelson has played a significant role in the development of KKR's portfolio companies. He began his professional career with the law firm of Latham & Watkins in Los Angeles, where he was involved in a broad corporate practice while specializing in management buyouts. He earned an A.B. from Harvard College and a J.D. from Harvard Law School.

Other Public Board Memberships
- HCA Healthcare, Inc.

Other Relevant Experience
- Served as a director of Biomet prior to the merger of Zimmer and Biomet

Skills and Qualifications

Michael W. Michelson has significant experience in corporate finance, strategic business planning activities, operations, risk management and issues involving stakeholders more generally from his involvement in KKR's investments in numerous portfolio companies, and he has played an active role in overseeing many healthcare companies. He serves and has served as a director of other public and private healthcare companies, and he served as a director of Biomet prior to the merger of Zimmer and Biomet.

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE FRAMEWORK

DIRECTOR CRITERIA, QUALIFICATIONS AND EXPERIENCE

We are a global leader in musculoskeletal healthcare. We design, manufacture and market orthopaedic reconstructive products; sports medicine, biologics, extremities and trauma products; office based technologies; spine, craniomaxillofacial and thoracic products; dental implants; and related surgical products. We have operations in more than 25 countries around the world and sell products in more than 100 countries. We operate in markets characterized by rapidly evolving technologies, complex regulatory requirements and significant competition. The Corporate Governance Committee is responsible for reviewing and assessing with the Board, on an annual basis, the experience, qualifications, attributes and skills sought of Board members in the context of our business and the then-current membership of the Board. The committee looks for current and potential directors collectively to have a mix of experience, skills and qualifications, some of which are described below:

● Experience as a CEO or global business head	● Government / regulatory affairs / health economics experience
● Business operations experience	● Research and development experience
● Healthcare industry experience	● Brand / marketing experience
● Medical device industry experience	● Mergers and acquisitions experience
● International experience	● Financial expertise
● FDA / regulatory experience	● Public company board experience

In evaluating director candidates and considering incumbent directors for nomination to the Board, the committee considers a variety of factors. These include each candidate's character and integrity, reputation for working constructively in a collegial environment and availability to devote sufficient time to Board matters. Diversity of background and diversity of gender, race, ethnicity, national origin and age are also relevant factors in the selection process. The committee also considers whether a candidate can meet the independence standards for directors and members of key committees under applicable stock exchange and SEC rules. With respect to incumbent directors, the committee considers the director's past performance on the Board and contributions to the committees on which he or she serves.

While the Board has not formally adopted a policy regarding director diversity, the committee actively considers diversity in director recruitment and nomination and believes that the diversity of the current Board members, including as to gender, race, ethnicity, national origin, international work experience and age, provides significant benefits to the Board and to the company.

BOARD LEADERSHIP STRUCTURE

One of the key responsibilities of the Board is to have a leadership structure that allows it to provide effective oversight of management and maximize the contributions of its members. Currently, the Board is led by a non-executive Chairman of the Board selected from among the independent directors. The non-executive Chairman leads the meetings and activities of the Board, while our CEO leads the management, operations and employees of the company and is responsible for executing the company's strategy. The Board adopted this leadership structure in 2007. The Board believes that this leadership structure allows the Board to function efficiently and effectively and that it continues to be appropriate. However, the Board evaluates its leadership structure on an ongoing basis and is not opposed in concept to combining these roles. Prior to 2007, the positions of Chairman and CEO were held by the same person. The Board believes it should maintain the flexibility to change its leadership structure as circumstances warrant.

Larry Glasscock, who has served as one of our independent directors since 2001, has served as non-executive Chairman since 2013.

The non-executive Chairman of the Board has the following duties and responsibilities:

- presiding at meetings of the Board and shareholders;
- approving the agendas for meetings of the full Board, as prepared by the CEO;
- presiding at executive sessions of the independent directors;
- coordinating the activities of the independent directors; and
- serving as the liaison between the CEO and the rest of the Board.

If the Board decides in the future to combine the positions of Chairman and CEO, the independent directors will designate one of themselves as "Lead Independent Director." The Lead Independent Director would have duties and responsibilities similar to the current non-executive Chairman, except for the duty to preside at meetings of the Board and shareholders.

BOARD'S ROLE IN RISK OVERSIGHT

The Board of Directors oversees the risk management processes that have been designed and are implemented by our executives to determine whether those processes are functioning as intended and are consistent with our business and strategy. The Board executes its oversight responsibility for risk management directly and through its committees.

The Audit Committee is specifically tasked with overseeing our compliance with legal and regulatory requirements, discussing our risk assessment and risk management processes with management, and receiving information on certain material legal and regulatory matters, including litigation, as well as on information technology and data privacy and security matters. Our head of internal audit, who reports directly to the committee, coordinates our global risk assessment process. We use this process to identify, assess and prioritize internal and external risks, to develop processes for responding to, mitigating and monitoring risks and to inform the development of our internal audit plan, our annual operating plan and our long-term strategic plan. The committee receives detailed reports regarding our enterprise risk assessment process and the committee's meeting agendas include discussions of individual risk areas throughout the year. Members of our management who have responsibility for designing and implementing our risk management processes regularly meet with the committee. The committee discusses our major financial risk exposures with our CFO and Chief Accounting Officer. The committee receives regular reports from our Chief Compliance Officer on our Corporate Compliance Program, which is designed to address risks related to, among other matters, anti-corruption and anti-kickback laws in the countries where we do business. The committee also receives reports from our General Counsel, Chief Information Officer, Global Privacy Officer and other persons who are involved in our risk management processes.

The Board's other committees oversee risks associated with their respective areas of responsibility. For example, the Compensation and Management Development Committee oversees risks relating to our executive compensation programs and practices. In addition, in conjunction with the full Board, the Compensation and Management Development Committee oversees risks relating to senior management succession planning. The Quality, Regulatory and Technology Committee oversees risks relating to our compliance with laws and regulations enforced by the U.S. Food and Drug Administration ("FDA") and comparable foreign government regulators, including product quality and safety.

The Board receives detailed regular reports from members of our executive leadership team and other personnel that include discussions of the risks and exposures involved with their respective areas of responsibility. Further, the Board is routinely informed of developments that could affect our risk profile or other aspects of our business. Primary areas of risk oversight for the full Board include, but are not limited to, general commercial risks in the musculoskeletal healthcare industry, such as competition, pricing pressures and the reimbursement landscape; risks associated with our strategic plan and annual operating plan; risks related to our capital structure; and risks pertaining to mergers and acquisitions integration.

POLICIES ON CORPORATE GOVERNANCE

We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving shareholders well and maintaining our integrity in the marketplace. Our Board has adopted Corporate Governance Guidelines, which, in conjunction with our Restated Certificate of Incorporation, Restated By-Laws, Board committee charters and key Board policies, form the framework for our governance. Our Board regularly reviews corporate governance developments and modifies its Corporate Governance Guidelines, committee charters and key practices as warranted.

The current versions of the following documents are available in the Investor Relations/Corporate Governance section of our website, www.zimmerbiomet.com:

- Code of Business Conduct and Ethics, which applies to all directors, officers and employees;
- Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "finance code of ethics"), which applies to our CEO, CFO, Chief Accounting Officer/Corporate Controller and other finance organization employees;
- Corporate Governance Guidelines;
- Audit Committee Charter;
- Compensation and Management Development Committee Charter;
- Corporate Governance Committee Charter;
- Quality, Regulatory and Technology Committee Charter;
- Board Policy on Ratification of Independent Registered Public Accounting Firm; and
- Board Policy on Stockholder Rights Plans.

If we make any substantive amendments to the finance code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our CEO, CFO, or Chief Accounting Officer/Corporate Controller, we will disclose the nature of that amendment or waiver in the Investor Relations section of our website.

LIMIT ON OTHER DIRECTORSHIPS

Under our Corporate Governance Guidelines, our non-employee directors who are not executive officers of other public companies are limited to serving on a total of four public company boards, including ours, and our non-employee directors who serve as executive officers of other public companies are limited to serving on a total of three public company boards, including their own company's board and our Board. Further, our Audit Committee members are limited to serving on a total of three public company audit committees, including ours.

Our Board is aware that certain of our investors, in recognition of the increased time required of boards of directors, have recently updated their policies to limit directors who are CEOs of public companies to a total of two public company boards. While our Board recognizes that directors who are employed full-time, whether as executives of public companies or in other positions, naturally have greater demands placed on their time than directors who have retired from full-time employment, our Board has chosen not to adopt the more restrictive two-board limit for our non-employee directors who serve as public company executives so that our Board has more flexibility to assess the potential impact of directors' additional commitments as they arise.

Arthur J. Higgins has served as a director of ours since 2007 and as a director of Ecolab Inc. since 2010. From 2010 to March 2017, Mr. Higgins' principal occupation was serving as a Consultant to Blackstone Healthcare Partners, the dedicated healthcare team of The Blackstone Group. Prior to that, Mr. Higgins gained more than two decades of healthcare experience serving in executive positions with Bayer HealthCare AG, Enzon Pharmaceuticals, Inc. and Abbott Laboratories. In March 2017, Mr. Higgins was named President, CEO and a member of the board of directors of Depomed, Inc., a specialty pharmaceutical company. Zimmer Biomet and Ecolab are headquartered in the Midwest and Depomed will be headquartered in the Midwest beginning in mid-2018.

Mr. Higgins has remained fully committed to his duties as our director since his appointment as CEO of Depomed a year ago. He continues to bring high levels of engagement, focus and energy to our Board and its committees, as well as significant global healthcare industry expertise, and our Board has seen no decline in his attendance at, or participation in, our Board and committee meetings or his level of preparedness therefor. In deciding to nominate Mr. Higgins for reelection to our Board for an additional one-year term, our Corporate Governance Committee and full

Board considered the foregoing factors, as well as the diversity of skills, perspective and background that Mr. Higgins contributes to our Board, and determined that it is in the best interests of our company and our shareholders for Mr. Higgins to continue to serve as our director.

BOARD SELF-EVALUATION PROCESS

Pursuant to New York Stock Exchange requirements, the Board's Corporate Governance Guidelines and the charters of each of the Board's committees, the Board and each of its committees are required to conduct self-evaluations of their performance. The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance. These self-evaluations, which are conducted annually, are intended to facilitate a candid assessment and discussion by the Board and each committee of its effectiveness as a group in fulfilling its responsibilities, evaluating its performance and identifying areas for improvement. The Chair of the Corporate Governance Committee oversees the annual self-evaluation process. Each director is expected to participate and provide feedback on a range of topics, including: the Board and committee agendas; meetings; practices and dynamics; Board refreshment; committee structure, membership and leadership; the flow of information to and from the Board and its committees; management succession planning; and shareholder engagement. Director feedback is solicited on an individual basis through written questionnaires/assessments, individual director interviews and/or group discussions. From time to time, the Board retains a third party experienced in corporate governance matters to act as a facilitator for the self-evaluation process, including preparing and reviewing the written questionnaires/ assessments and conducting individual director interviews. The Chair of the Corporate Governance Committee, along with the third party facilitator (when one is retained) reviews the feedback from the self-evaluation process and makes recommendations for areas with respect to which the Board and its committees should consider improvements. These areas are further discussed at a meeting led by the Chair of the Corporate Governance Committee and the third party facilitator (when one is retained) at which all Board members are present. At the conclusion of this meeting, the Chair of the Corporate Governance Committee, working with the senior management team, develops action plans for any items that require follow-up.

DIRECTOR INDEPENDENCE

The Board's Corporate Governance Guidelines, which are available on our website as described above, include criteria adopted by the Board to assist it in making determinations regarding the independence of its members. The criteria are consistent with the New York Stock Exchange listing standards regarding director independence. To be considered independent, the Board must determine that a director has no material relationship, directly or indirectly, with us. In assessing independence, the Corporate Governance Committee and the Board consider a wide range of relevant facts and circumstances. The Board has determined that each of our non-employee directors, Christopher B. Begley, Betsy J. Bernard, Gail K. Boudreaux, Michael J. Farrell, Larry C. Glasscock, Robert A. Hagemann, Arthur J. Higgins, Michael W. Michelson, Cecil B. Pickett, Ph.D. and Jeffrey K. Rhodes, meets these standards and is independent. The remaining director, Bryan C. Hanson, is our President and CEO and is not independent.

In making its determination with respect to Ms. Boudreaux, the Board considered her position as President and Chief Executive Officer of Anthem, Inc. With more than 73 million people served by its affiliated companies, including more than 40 million within its family of health plans, Anthem is one of the nation's leading health benefits companies and serves as the third party claims processor of our self-funded group health plan for our U.S.-based employees and reinsurer of catastrophic claims under the plan. During 2017, the amount we paid Anthem exceeded $1 million, but represented only eight thousandths of one percent (0.008%) of Anthem's total revenues. After reviewing the terms of these transactions, the Board determined that Ms. Boudreaux does not have a direct or indirect material interest in the transactions, that Ms. Boudreaux does not have a material relationship, directly or indirectly, with us and that our business relationship with Anthem does not diminish the ability of Ms. Boudreaux to exercise her independent judgment on issues affecting our business.

Anthem does not provide any services to us that would be characterized as professional services or advisory in nature (plan design consulting services are provided by Willis Towers Watson). Anthem does not have access to sensitive company information or to our strategic decision-making, and its services are generally provided for a monthly fee based upon the number of employees enrolled in our health plan. Anthem's services to us are limited to administrative services, including claims processing, utilization of Anthem's provider network, Employee Assistance Programs, customer service, disease management programs, and stop-loss coverage.

MAJORITY VOTE STANDARD FOR ELECTION OF DIRECTORS

Our Restated By-Laws require directors to be elected by the majority of the votes cast with respect to that director in uncontested elections (the number of shares voted "for" a director must exceed the number of votes cast "against" that director). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our Restated By-Laws, any director who fails to be elected must tender his or her resignation to the Board. The Corporate Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board's decision. If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." All nominees for election as directors at the 2018 annual meeting are currently serving on the Board.

NOMINATIONS FOR DIRECTORS

The Corporate Governance Committee screens candidates and recommends candidates for nomination to the full Board. In seeking and evaluating director candidates, the committee considers individuals in accordance with the criteria described above under "Director Criteria, Qualifications and Experience." Director candidates may be recommended by Board members, a third-party search firm or shareholders.

The committee considers candidates proposed by shareholders and evaluates them using the same criteria as for other candidates. A shareholder who wishes to recommend a director candidate for consideration by the committee should send such recommendation to our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580, who will then forward it to the committee. Any such recommendation should include a description of the candidate's qualifications for board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the shareholder and the candidate for more information. A shareholder who wishes to nominate an individual as a candidate for election, rather than recommend the individual to the committee as a nominee, must comply with the advance notice requirements set forth in our Restated By-Laws. (See "What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2019 annual meeting of shareholders?" on page 83 for more information on these procedures.)

COMMUNICATIONS WITH DIRECTORS

Shareholders or other interested parties may contact our directors by writing to them either individually or as a group or partial group (such as all independent directors), c/o Corporate Secretary, Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580. If you wish your communication to be treated confidentially, please write the word "CONFIDENTIAL" prominently on the envelope and address it to the director by name so that it can be forwarded without being opened. Communications addressed to multiple recipients, such as to "Board of Directors," "Audit Committee," "Independent Directors," etc. will necessarily have to be opened and copied by the Office of the Corporate Secretary in order to forward them, and hence cannot be treated confidentially.

BOARD MEETINGS, ATTENDANCE AND EXECUTIVE SESSIONS

The Board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. Members of senior management regularly attend meetings of the Board and its committees to report on and discuss their areas of responsibility. Directors are expected to attend Board meetings, meetings of committees on which they serve and shareholder meetings. Directors are expected to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. During 2017, the Board held 12 meetings and the standing committees of the Board held a total of 30 meetings. All directors attended 75% or more of the meetings of the Board and committees on which they served, except Jeffrey K. Rhodes, who attended 73% of such meetings. All current directors then in office attended the 2017 annual meeting of shareholders.

Each regularly scheduled Board meeting normally begins with a session between the CEO and the independent directors. This provides a platform for discussions outside the presence of the non-Board management attendees, as well as an opportunity for the independent directors to go into executive session (without the CEO) if requested by any director. The independent directors may meet in executive session, without the CEO, at any time, and are scheduled for such independent executive sessions at each regularly scheduled Board meeting. Larry Glasscock, in his capacity as non-executive Chairman, presides at these executive sessions.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, has an interest. Under our Audit Committee's charter, which is available on our website at www.zimmerbiomet.com, our Audit Committee must review and approve all related person transactions in which any executive officer, director, director nominee or more than 5% shareholder of the company, or any of their immediate family members, has a direct or indirect material interest. The Audit Committee may not approve a related person transaction unless (1) it is in or not inconsistent with our best interests and (2) where applicable, the terms of such transaction are at least as favorable to us as could be obtained from an unrelated third party.

Under our Code of Business Conduct and Ethics, which is available on our website at www.zimmerbiomet.com, our Human Resources Department, in consultation with our Legal Department and Compliance Office, is charged with reviewing and approving any conflict of interest involving any other employee.

In February 2018, we entered into an aircraft time sharing agreement with Bryan C. Hanson, our President and CEO. Both the Audit Committee and the Compensation and Management Development Committee of our Board of Directors authorized entry into the agreement. Under the agreement, Mr. Hanson is permitted to reimburse us for the incremental costs of his personal use of corporate aircraft consistent with Federal Aviation Administration regulations. Pursuant to his offer letter, Mr. Hanson is permitted personal use of corporate aircraft, for which he is not required to reimburse us, up to a maximum incremental cost to us of $200,000 per calendar year. The agreement is intended to cover any personal use in excess of the $200,000 annual limit.

COMMITTEES OF THE BOARD

Our Restated By-Laws provide that the Board may delegate certain of its responsibilities to committees. During 2017, the Board had four standing committees: an Audit Committee; a Compensation and Management Development Committee; a Corporate Governance Committee; and a Quality, Regulatory and Technology Committee. Each of the standing committees is composed entirely of independent directors. In addition, the members of the Audit Committee and the Compensation and Management Development Committee meet the heightened standards of independence required by SEC rules and New York Stock Exchange listing standards.

The table below shows the current membership of each standing Board committee and the number of meetings held during 2017.

STANDING COMMITTEE ASSIGNMENTS

Director	Audit Committee	Compensation and Management Development Committee	Corporate Governance Committee	Quality, Regulatory and Technology Committee
Christopher B. Begley		✓		✓
Betsy J. Bernard	✓		Chair	
Gail K. Boudreaux	✓		✓	
Michael J. Farrell		✓	✓	
Larry C. Glasscock	✓		✓	
Robert A. Hagemann	Chair			✓
Bryan C. Hanson				
Arthur J. Higgins		Chair		✓
Michael W. Michelson		✓		✓
Cecil B. Pickett, Ph.D.		✓		Chair
Jeffrey K. Rhodes	✓		✓	
2017 Meetings	13	7	6	4

Audit Committee

Robert A. Hagemann, Chair
Betsy J. Bernard
Gail K. Boudreaux
Larry C. Glasscock
Jeffrey K. Rhodes

The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including the review and approval of audit fees. The principal functions of the Audit Committee include:

- pre-approving all auditing services and permissible non-audit services provided to us by our independent registered public accounting firm;
- reviewing with our independent registered public accounting firm and with management the proposed scope of the annual audit, past audit experience, our program for the internal examination and verification of our accounting records and the results of recently completed internal examinations;
- reviewing and discussing with management and our independent registered public accounting firm our quarterly and annual financial statements prior to their public release;
- reviewing major issues as to the adequacy of our internal controls; and
- overseeing our compliance with certain legal and regulatory requirements and aspects of our risk management processes.

The Board of Directors has determined that Mses. Bernard and Boudreaux and Messrs. Glasscock, Hagemann and Rhodes qualify as "audit committee financial experts" as defined by SEC rules. Shareholders should understand that this designation is an SEC disclosure requirement related to these directors' experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon these directors any duties, obligations or liabilities that are greater than those that are generally imposed on them as members of the Audit Committee and the Board, and their designation as audit committee financial experts pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

See also the "Audit Committee Matters" section of this proxy statement for additional information about the Audit Committee's responsibilities and actions and the Audit Committee Report.

Compensation and Management Development Committee

Arthur J. Higgins, Chair
Christopher B. Begley
Michael J. Farrell
Michael W. Michelson
Cecil B. Pickett, Ph.D.

The Compensation and Management Development Committee has overall responsibility for approving and evaluating the executive compensation plans, policies and programs of the company. The duties of the Compensation and Management Development Committee include:

- reviewing corporate goals and objectives relevant to CEO compensation and evaluating the CEO's performance in light of those goals and objectives;
- reviewing and discussing with the CEO the performance of the company's other executive officers;
- reviewing and approving the base salary, annual and long-term incentive compensation and other compensation, perquisites or special or supplemental benefits to be paid or awarded to the CEO and other executive officers;
- approving and authorizing the company to enter into any severance arrangements, change in control agreements or provisions or other compensation-related agreements, in each case as, when and if appropriate with executive officers of the company;
- reviewing and making recommendations to the Board with respect to incentive compensation and equity-based plans;
- administering the company's incentive compensation and equity-based plans, including making awards under such plans;
- monitoring compliance by executive officers with the company's stock ownership guidelines;
- reviewing all proposed new or amended employee benefit plans;
- overseeing the process for identifying and addressing any material risks relating to the company's compensation policies and practices;
- overseeing management development and succession planning matters;
- reviewing and discussing with management the Compensation Discussion and Analysis required by SEC regulations and, if appropriate, recommending its inclusion in our Annual Report on Form 10-K and proxy statement; and
- reviewing the results of non-binding advisory votes on executive compensation and determining whether changes should be made to our executive compensation policies and programs to address shareholder concerns.

None of the members of the Compensation and Management Development Committee during 2017 or as of the date of this proxy statement is or has been our officer or employee or had any relationship requiring disclosure under Item 404 of Regulation S-K of the Exchange Act. None of our executive officers served on the compensation committee or board of any company that employed any member of the Compensation and Management Development Committee or the Board or otherwise under circumstances requiring disclosure under Item 404 of Regulation S-K.

The report of the Compensation and Management Development Committee appears on page 55.

Compensation Risk Assessment

At the request of the Compensation and Management Development Committee, Willis Towers Watson, the committee's compensation consultant, conducted an in-depth qualitative review of the potential risks associated with our executive compensation program in 2015, and it updated its assessment in each of 2016 and 2017. The components of our executive compensation program are part of our global compensation structure, and the majority of the compensation policies or practices that apply to other levels of our employees or to any of our subsidiaries or divisions are included in our executive compensation program. For 2017, Willis Towers Watson found that our executive compensation program is in alignment with current market practices, contains an appropriate balance of risk versus rewards and incorporates appropriate risk mitigating factors. Consistent with prior years, Willis Towers Watson found no design features in our executive compensation practices that pose a significant concern from the perspective of motivating senior officers to knowingly expose us to excessive enterprise risk. We believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on us.

Corporate Governance Committee

Betsy J. Bernard, Chair
Gail K. Boudreaux
Michael J. Farrell
Larry C. Glasscock
Jeffrey K. Rhodes

The Corporate Governance Committee oversees the Board's corporate governance policies and practices. The duties of the Corporate Governance Committee include:

- developing and recommending to the Board criteria for selection of non-management directors;
- recommending to the Board director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly-created directorships that may occur between such meetings;
- recommending directors for appointment to Board committees;
- analyzing information relevant to the Board's determination as to whether a director is independent;
- overseeing the annual self-evaluation process for the Board and its committees;
- periodically reviewing the Board's leadership structure and recommending any proposed changes to the Board for approval;
- monitoring emerging corporate governance trends and recommending to the Board any proposed changes in the company's corporate governance policies;
- periodically reassessing the Board's Corporate Governance Guidelines and recommending any proposed changes to the Board for approval; and
- periodically reviewing, in cooperation with the Compensation and Management Development Committee, the form and amount of non-employee director compensation and recommending any proposed changes to the Board for approval.

Quality, Regulatory and Technology Committee

Cecil B. Pickett, Ph.D., Chair
Christopher B. Begley
Robert A. Hagemann
Arthur J. Higgins
Michael W. Michelson

The Quality, Regulatory and Technology ("QRT") Committee assists the Board in its oversight of product quality and safety and our research, innovation and technology initiatives in the context of our overall corporate strategy, goals and objectives. In its oversight of risk management, the QRT Committee reviews and considers, among other items, the following:

- our overall quality strategy;
- processes in place to monitor and control product quality and safety;
- results of product quality and quality system assessments by the company and external regulators; and
- any significant product quality issues that may arise.

In overseeing our research, innovation and technology initiatives, the QRT Committee reviews and considers, among other items, the following as it deems appropriate:

- the strategic goals, objectives and direction of our research programs and the alignment of those programs with our portfolio of businesses and our long-term business objectives and strategic goals;
- the relationship of our strategic research plan to our overall approach to technical and commercial innovation and technology acquisition;
- our product development pipeline;
- our major technology positions and strategies relative to emerging technologies, emerging concepts of therapy and healthcare, and changing market requirements;
- the processes for identifying and prioritizing, and, as applicable, the development of, innovative technologies that arise from within and outside the company;

- our ability to internally develop technology being, or proposed to be, developed, or to access and maintain such technology from third parties through acquisitions, licensing, collaborations, alliances, investments or otherwise; and
- the potential impact on us in the event that technology being, or proposed to be, developed is not developed or accessed by us.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The Board believes that providing competitive compensation is necessary to attract and retain qualified non-employee directors. The key components of director compensation include annual retainers, committee chair annual fees and equity-based awards. It is the Board's practice to provide a mix of cash and equity-based compensation to more closely align the interests of directors with our shareholders.

The following table sets forth information regarding the compensation we paid to our non-employee directors for 2017. Bryan C. Hanson, Daniel P. Florin and David C. Dvorak are not included in this table because they received no additional compensation for their service as directors.

2017 Director Compensation Table

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Christopher B. Begley	95,000	190,870	6,683	292,553
Betsy J. Bernard	108,500	190,870	7,742	307,112
Paul M. Bisaro[4]	23,750	23,750	1,433	48,933
Gail K. Boudreaux	95,000	190,870	6,272	292,142
Michael J. Farrell	47,500	238,370	3,320	289,190
Larry C. Glasscock	245,000	190,870	19,287	455,157
Robert A. Hagemann	111,000	190,870	14,778	316,648
Arthur J. Higgins	108,500	190,870	19,209	318,579
Michael W. Michelson	47,500	238,370	2,434	288,304
Cecil B. Pickett	108,500	190,870	7,173	306,543
Jeffrey K. Rhodes	47,500	238,370	1,566	287,436

(1) Amounts include fees that were paid in cash plus fees that were voluntarily deferred at each director's election under our Restated Deferred Compensation Plan for Non-Employee Directors. As explained more fully below, compensation that a director elects to defer is credited to the director's deferred compensation account as either treasury units, dollar units or deferred share units ("DSUs"), and will be paid in cash following the director's retirement or other termination of service from the Board.

(2) Represents the grant date fair value of the stock awards determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). For a discussion of the assumptions made in the valuation, see Note 4 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2017 ("2017 Form 10-K"). All stock awards to directors are fully vested on the date of grant but are subject to mandatory deferral of settlement until the director's termination of service from the Board, or later, as explained more fully below.

The following table sets forth the grant date fair value of annual grants of restricted stock units ("RSUs") and DSUs awarded to each director elected or re-elected at the 2017 annual meeting of shareholders, as well as DSUs granted during 2017 pursuant to the mandatory deferral provisions of the Restated Deferred Compensation Plan for Non-Employee Directors.

2017 STOCK AWARDS

Name	RSUs (granted 05-12-17) ($)	DSUs (granted 05-12-17) ($)	DSUs (mandatory deferral) ($)	Total ($)
Christopher B. Begley	130,000	60,870	—	190,870
Betsy J. Bernard	130,000	60,870	—	190,870
Paul M. Bisaro	—	—	23,750	23,750
Gail K. Boudreaux	130,000	60,870	—	190,870
Michael J. Farrell	130,000	60,870	47,500	238,370
Larry C. Glasscock	130,000	60,870	—	190,870
Robert A. Hagemann	130,000	60,870	—	190,870
Arthur J. Higgins	130,000	60,870	—	190,870
Michael W. Michelson	130,000	60,870	47,500	238,370
Cecil B. Pickett	130,000	60,870	—	190,870
Jeffrey K. Rhodes	130,000	60,870	47,500	238,370

Mr. Glasscock held options to purchase 5,780 shares of our common stock as of December 31, 2017. No other non-employee director held unexercised stock options as of December 31, 2017.

(3) Amounts in this column represent the dollar value of dividend equivalents credited in the form of additional DSUs under the Restated Deferred Compensation Plan for Non-Employee Directors. Dividend equivalents are credited at the same rate as cash dividends paid on our common stock.

(4) Mr. Bisaro's service on the Board ended on May 12, 2017.

Retainers

We pay non-employee directors quarterly, on the last day of March, June, September and December. During 2017, we paid non-employee directors an annual retainer of $95,000 subject to mandatory deferral requirements as described below, and we paid our non-executive Chairman of the Board an additional annual retainer of $150,000. Effective as of the third quarter of 2017, we increased from $12,000 to $20,000 the additional annual retainer paid to the Audit Committee chair and we increased from $12,000 to $15,000 the additional annual retainer paid to our other standing Board committee chairs. These changes equated to an increase of $2,000 per quarter for the Audit Committee chair and $750 per quarter for our other standing Board committee chairs beginning with the quarter ended September 30, 2017. The Board approved these increases in the annual retainers paid to standing Board committee chairs upon the recommendations of the Corporate Governance Committee and the Compensation and Management Development Committee following a competitive market review of non-employee director compensation conducted by Willis Towers Watson. Accordingly, we paid the following amounts during 2017:

	March 31 ($)	June 30 ($)	September 30 ($)	December 31 ($)	Total ($)
Non-executive Chairman annual retainer	37,500	37,500	37,500	37,500	150,000
Director annual retainer	23,750	23,750	23,750	23,750	95,000
Audit Committee Chair annual retainer	3,000	3,000	5,000	5,000	16,000
Other standing committee chair annual retainer	3,000	3,000	3,750	3,750	13,500

Directors who commence service on the Board, or who commence service as a standing committee chair or as non-executive Chairman, are paid applicable quarterly fees beginning with the quarter during which they commence such service. Similarly, directors who terminate service on the Board or terminate service as a standing committee chair or as non-executive Chairman are paid applicable quarterly fees through the quarter during which such service terminated.

Equity-Based Compensation and Mandatory Deferrals

We awarded each non-employee director who was elected or re-elected at the 2017 annual meeting of shareholders 500 DSUs as of the date of the annual meeting with an initial value based on the price of our common stock on that date. We require that these annual DSU awards be credited to a deferred compensation account under the provisions of the Restated Deferred Compensation Plan for Non-Employee Directors. DSUs represent an unfunded, unsecured right to receive shares of our common stock or the equivalent value in cash, and the value of DSUs varies directly with the price of our common stock. We also require that 50% of a director's annual retainer be deferred and credited to his or her deferred compensation account in the form of DSUs with an initial value equal to the amount of fees deferred until the director holds a total of at least 5,000 DSUs.

Non-employee directors may elect to defer receipt of compensation in excess of their mandatory deferral and annual DSU award. Elective deferrals are credited to the director's deferred compensation account in the form of either treasury units, dollar units or DSUs with an initial value equal to the amount of fees deferred. The value of treasury units and dollar units does not change after the date of deferral. Amounts deferred as treasury units are credited with interest at a rate based on the six-month U.S. Treasury bill discount rate for the preceding year. Amounts deferred as dollar units are credited with interest at a rate based on the rate of return of our invested cash during the preceding year. When we pay cash dividends on our common stock, amounts deferred as DSUs are credited with additional DSUs equal to the number of shares of our common stock that could have been purchased if we paid cash dividends on the DSUs held in directors' deferred compensation accounts and such cash was reinvested in our common stock. These additional DSUs are subject to mandatory deferral.

All treasury units, dollar units and DSUs are immediately vested and payable following termination of the non-employee director's service on the Board. We settle annual DSU awards and mandatory deferral DSUs in shares of our common stock. We pay the value of treasury units, dollar units and elective deferral DSUs in cash. Non-employee directors may elect to receive the cash payment in a lump sum or in not more than ten annual installments.

During 2017, we also awarded each continuing non-employee director RSUs as of the date of the annual meeting of shareholders with an initial value of $130,000 based on the price of our common stock on that date. These awards were made under the Stock Plan for Non-Employee Directors. The RSUs vested immediately and are subject to mandatory deferral until May 12, 2020, or, if later, the director's retirement or other termination of service from the Board. We will settle the RSUs in shares of our common stock.

Insurance, Expense Reimbursement and Director Education

We provide non-employee directors with travel accident insurance and reimburse reasonable expenses they incur for transportation, meals and lodging when on Zimmer Biomet business. We also reimburse non-employee directors for reasonable out-of-pocket expenses, including tuition costs incurred in attending director education programs.

AUDIT COMMITTEE MATTERS

PROPOSAL 2 — Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including the review and approval of audit fees. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for 2018. We are asking shareholders to ratify this appointment as a matter of policy.

If shareholders do not ratify the selection of PwC, the Audit Committee will consider any information submitted by shareholders in connection with the selection of the independent registered public accounting firm for the next year. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes such a change would be in our best interest and the best interest of our shareholders.

PwC has served as our independent registered public accounting firm continuously since 2000. In accordance with SEC rules, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit services to us. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of our lead audit partner pursuant to this rotation policy involves discussions among PwC, management and the full Audit Committee, as well as interviews by the Chair of the Audit Committee and our CFO of candidates recommended by PwC. In addition, in order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm.

In determining whether to reappoint PwC to serve as our independent registered public accounting firm, the Audit Committee annually considers several factors, including:

- PwC's independence and objectivity;
- PwC's capabilities considering the complexity of our global operations, including the skills and experience of the lead audit partner;
- PwC's historical and recent performance, including the extent and quality of PwC's communications with the Audit Committee and management's views of PwC's overall performance;
- data related to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") inspection reports on PwC;
- PwC's knowledge of and familiarity with our business and industry and our accounting policies and practices; and
- the appropriateness of PwC's fees, taking into account the size and level of complexity of our organization and the resources necessary to perform the audit.

The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as our independent registered public accounting firm is in our best interest and in the best interest of our shareholders.

Representatives of PwC attended all meetings of the Audit Committee in 2017. We expect that a representative of PwC will be at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

Our Board recommends a vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for 2018.

RESPONSIBILITIES OF THE AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the integrity of our financial statements, the qualifications, performance and independence of the independent registered public accounting firm, the performance of our internal audit function and compliance with certain legal and regulatory requirements. The committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm.

Management is responsible for the financial reporting process, including the system of internal control, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and for management's report on internal control over financial reporting.

The independent registered public accounting firm is responsible for auditing the consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States as well as rendering an opinion on the company's internal control over financial reporting.

The committee's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on internal control over financial reporting. Committee members are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or accounting principles generally accepted in the United States or as to the independence of the independent registered public accounting firm. The committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm.

See also "CORPORATE GOVERNANCE – Committees of the Board – Audit Committee" on page 21 for additional information about the Audit Committee's functions and composition.

ACTIVITIES OF THE AUDIT COMMITTEE IN 2017

The committee held 13 meetings during 2017. The meetings were designed, among other things, to facilitate and encourage communication among the committee, management, our internal auditor and PwC. At these meetings, the committee:

- discussed with the internal auditor and with PwC the overall scope and plans for their respective audits;
- reviewed and discussed with management and PwC the consolidated financial statements;
- met with the internal auditor and PwC, with and without management present, to discuss the results of their examinations and their evaluations of the company's internal control over financial reporting;
- reviewed and discussed with management, the internal auditor and PwC management's report on internal control over financial reporting and PwC's report on internal control over financial reporting;
- reviewed and discussed the company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002;
- discussed major financial risk exposures with management and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies and processes;
- reviewed and discussed with management the design and operation of our Corporate Compliance Program designed to prevent, detect and remediate non-compliance with applicable laws, regulations, industry codes and Zimmer Biomet policies and procedures;
- received and reviewed a report prepared by an independent public accounting firm in collaboration with our internal auditor regarding the testing of payments we made to healthcare professionals during 2017; the focus of the testing was to confirm that the payments were made on a basis consistent with identified requirements of our Corporate Compliance Program;
- discussed with management and the internal auditor the process used to support certifications by the CEO and CFO that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany periodic filings with the SEC and the processes used to support management's report on internal control over financial reporting;
- pre-approved audit and permitted non-audit services in accordance with the policy described below;
- discussed with PwC the matters required to be communicated to the committee as described below;
- discussed the auditor's independence with PwC and made the conclusions regarding independence described below; and
- evaluated PwC's performance and considered factors relevant to the reappointment of PwC.

AUDIT COMMITTEE PRE-APPROVAL OF SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services by our independent registered public accounting firm. The Audit Committee will consider annually and, if appropriate, pre-approve the provision of audit and permitted non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, pre-approve specific services that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Chair of the Audit Committee between regular meetings. The Audit Committee Chair has the delegated authority to pre-approve such services up to a specified fee amount. These pre-approval decisions are reported to the full Audit Committee at its next scheduled meeting.

AUDIT AND NON-AUDIT FEES

The following table shows the fees that we paid or accrued for audit and other services provided by PwC for the years 2017 and 2016. All of the services described in the following fee table were approved in conformity with the Audit Committee's pre-approval process described above.

	(000's)	
	2017	2016
Audit Fees[1]	$8,124	$ 8,456
Audit-Related Fees[2]	401	97
Tax Fees[3]	695	1,821
All Other Fees[4]	244	9
Total Fees	$9,464	$10,383

(1) This category includes the audit of our annual financial statements, the audit of our internal control over financial reporting, the review of interim financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

(2) This category consists of assurance and related services provided by PwC that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category include attest services related to non-statutory financial reporting outside the U.S., employee benefit plan audits, accounting research and consultation and restructuring-related statutory reports for various countries.

(3) This category consists of tax services provided by PwC for tax compliance, tax advice and tax planning.

(4) This category consists primarily of non-financial engagements, including engagements related to compliance activities.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2017, and PwC's evaluation of the company's internal control over financial reporting. The committee has discussed with PwC the matters that are required to be discussed by applicable PCAOB standards. PwC has provided the committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the committee concerning independence, and the committee has discussed with PwC that firm's independence. The committee has concluded that PwC's provision of audit and non-audit services to the company and its affiliates is compatible with PwC's independence.

Based on the reviews and discussions described above, and subject to the limitations on the committee's role and responsibilities as described in this proxy statement and in the Audit Committee's charter, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements for the year ended December 31, 2017 be included in our Annual Report on Form 10-K for filing with the SEC.

Audit Committee

Robert A. Hagemann, Chair
Betsy J. Bernard
Gail K. Boudreaux
Larry C. Glasscock
Jeffrey K. Rhodes

EXECUTIVE COMPENSATION

PROPOSAL 3 — Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors is committed to excellence in corporate governance and recognizes the interest our shareholders have expressed with respect to our executive compensation program. As a part of this commitment, and in accordance with Section 14A of the Exchange Act, our shareholders are being asked to approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs") as reported in this proxy statement. This proposal, commonly known as a "Say on Pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive compensation program for our NEOs for 2017.

A detailed description of our executive compensation program is available in the Compensation Discussion and Analysis section of this proxy statement ("CD&A"). Our Board and Compensation and Management Development Committee believe that our executive compensation program is tied to performance, aligns with shareholder interests and merits shareholder support. Accordingly, the Board recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the shareholders of Zimmer Biomet Holdings, Inc. approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the SEC's executive compensation disclosure rules, including the CD&A, the compensation tables and narrative disclosures."

Although this vote is non-binding, the Board and the Compensation and Management Development Committee value the views of our shareholders and will review the voting results. If there are significant negative votes, we will take steps to understand those concerns that influenced the vote, and consider them in making future decisions about executive compensation. We currently conduct annual advisory votes on executive compensation, and we expect to conduct the next advisory vote at our 2019 annual meeting of shareholders.

Our Board recommends a vote FOR the advisory resolution approving executive compensation.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

2017 NEOs

This CD&A describes the compensation of the following NEOs for 2017:

NEO	Title
Bryan C. Hanson[1]	President and CEO
Daniel P. Florin[2]	Executive Vice President and CFO
Katarzyna Mazur-Hofsaess, M.D., Ph.D.	President, Europe, Middle East and Africa ("EMEA")
Sang Yi	President, Asia Pacific ("APAC")
Chad F. Phipps	Senior Vice President, General Counsel and Secretary
David C. Dvorak[3]	Former President and CEO

(1) Mr. Hanson joined the company on December 19, 2017.

(2) Mr. Florin also served as Interim CEO from July 11, 2017 through December 19, 2017.

(3) Mr. Dvorak stepped down as President and CEO on July 11, 2017 and separated from the company on August 15, 2017.

2017 Performance and 2018 Priorities

Our 2017 net sales totaled $7.824 billion, an increase of 1.8% over 2016. We continued to benefit throughout the year from the consistently solid performance of our Asia Pacific region, as well as steady contributions from our diversified range of offerings within our S.E.T. product category and Craniomaxillofacial and Thoracic business. Overall, 2017 was a challenging year for our top-line growth, owing to a number of factors. Principally, we operated at reduced levels of inventory across several key brands within our Knee, Hip and S.E.T. product portfolios. Lower-than-anticipated production of these high-demand products impacted our ability to reduce backorders as the year progressed, and we continue to actively address these matters.

We have a long track-record built over 90 years. Notwithstanding the difficulties that we faced in 2017, we are working from a strong foundation that includes a broad product portfolio, a robust commercial pipeline, meaningful market share in key end markets and world-class sales teams. Our new President and CEO, Bryan Hanson, will be focused on continuing our tradition of market leadership, building on almost a century of service to patients, physicians, healthcare organizations, employees, communities and Zimmer Biomet shareholders.

Our strategy for 2018 has a deliberate emphasis on rebuilding revenue momentum, addressing certain near-term challenges and setting the stage for enhanced value creation for our shareholders. Our immediate priorities include:

- optimizing our supply chain to rebuild top-line momentum;
- continuing to enhance and harmonize our global manufacturing network;
- completing quality remediation at our Warsaw North Campus; and
- smoothly executing a number of planned commercial product launches in an effort to provide a catalyst for sales growth and market share gains.

Our performance in 2017 had the following direct impacts on executive compensation (with the % representing percentage of target):

NEO	2017 Annual Incentive Plan Payout		Final Cash Integration Incentive Plan Payout		2015-2017 Long-Term Incentive Plan Payout[1]	
	(%)	($)	(%)	($)	(%)	($)
Bryan C. Hanson	—	Not applicable	—	Not applicable	—	Not applicable
Daniel P. Florin	57.5	424,659	100	262,575	—	1,000,184 Cancelled
Katarzyna Mazur-Hofsaess	96.3	486,097	100	254,237	—	749,946 Cancelled
Sang Yi	98.5	378,533	100	194,150	—	499,927 Cancelled
Chad F. Phipps	57.5	222,978	100	195,206	—	599,891 Cancelled
David C. Dvorak	—	Forfeited	—	Forfeited	—	3,749,949 Cancelled

(1) Dollar amounts reported represent the grant date fair value of cancelled performance-based restricted stock units ("PRSUs").

2017 CEO Transition; Related Compensation Decisions

In July 2017, our then President and CEO, David C. Dvorak, stepped down from those positions, and in August 2017 his employment terminated. In July, the Board appointed Daniel P. Florin, our then Senior Vice President and CFO, to the additional role of Interim CEO. Mr. Florin served in that additional role until December 2017, when the Board appointed Bryan C. Hanson as our new President and CEO and a member of the Board. Mr. Florin was promoted to Executive Vice President and CFO in February 2018.

In determining the new hire compensation package for Mr. Hanson, the Compensation and Management Development Committee of the Board (the "committee" in this CD&A and the executive compensation tables and narrative discussion that follow) recognized the importance of attracting a proven executive with a track record of successfully leading, growing and transforming global medical device businesses. In addition, the committee recognized that, in order to induce a proven leader to leave his or her current employer, new hire compensation packages often involve one-time awards, including equity grants that are larger than the annual equity grants typically awarded to NEOs.

Following is a summary of the compensation decisions that the committee made in connection with the 2017 CEO transition. Further details regarding the compensation elements summarized below are provided later in this CD&A.

Compensation Decisions Related to 2017 CEO Transition

	Bryan C. Hanson	Daniel P. Florin	David C. Dvorak
	Appointed President and CEO on 12-19-17	Served as Interim CEO from 7-11-17 to 12-19-17	Stepped down as President and CEO on 7-11-17
Annualized base salary	$1,050,000	Temporarily increased from $583,500 to $1,153,188	—
Target annual incentive opportunity	130%	No change (90%)	—
One-time sign-on grant of stock options and PRSUs (subject to cancellation unless $3.0 million personal investment (≈ 3x base salary) made in Zimmer Biomet stock)	$7,100,000	—	—
One-time replacement grant of stock options, PRSUs and RSUs, intended to replace similar awards forfeited at former employer	$8,589,000	—	—
One-time grant of RSUs	—	$1,000,000	—
One-time cash bonus	$573,000	$100,000	—
Cash severance and cash in lieu of outplacement services	—	—	$562,887

Bryan C. Hanson. Effective December 19, 2017, the Board appointed Mr. Hanson President and CEO and a member of the Board. The committee approved the following compensation arrangements with Mr. Hanson as set forth in his offer letter dated December 18, 2017 and described in further detail later in this CD&A:

- an initial annual base salary of $1,050,000;
- a target annual cash incentive opportunity for 2018 of 130% of his base salary;
- one-time, sign-on equity awards of stock options and PRSUs with an aggregate grant date fair value of approximately $7,100,000; these awards were subject to cancellation unless Mr. Hanson invested $3.0 million (approximately three times his base salary) in Zimmer Biomet common stock within his first 90 business days of employment; Mr. Hanson made the investment and these awards are no longer subject to cancellation under this provision;
- one-time, replacement equity awards of stock options, PRSUs and RSUs with an aggregate grant date fair value of approximately $8,589,000 that are intended to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet;
- a one-time cash bonus of $573,000 that is intended to replace a pro-rata portion of the bonus he forfeited upon leaving his former employer to join Zimmer Biomet; this bonus is subject to full repayment to us in the event he voluntarily terminates employment within one year;
- severance benefit provisions with a two times multiplier in the event of an involuntary termination without cause; and
- a "double-trigger" change in control severance agreement.

Additionally, pursuant to his offer letter, Mr. Hanson is permitted reasonable personal use of our corporate aircraft up to a maximum incremental cost to the company of $200,000 per calendar year, and he will be eligible to participate in employee benefit plans of the company, including our 401(k) plan, deferred compensation plan and health and welfare benefit plans, on their terms as in effect from time to time. The offer letter also provides that Mr. Hanson is eligible for relocation assistance under the terms of our relocation policy for similarly-situated executives.

Daniel P. Florin. Effective July 11, 2017, the Board appointed Mr. Florin, our then Senior Vice President and CFO, to serve in the additional role of Interim CEO and elected him a member of the Board to fill the vacancy resulting from Mr. Dvorak's departure. In connection with Mr. Florin assuming these additional responsibilities, the committee approved changes to certain aspects of his compensation arrangements, as follows:

- Mr. Florin's annualized base salary was increased to $1,153,188 for the period during which he served as Interim CEO. In December 2017, following Mr. Hanson's appointment as President and CEO, Mr. Florin's annualized base salary reverted to $583,500.
- The committee also approved a one-time RSU award to Mr. Florin with a grant date of August 1, 2017 and a grant date fair value of approximately $1,000,000 that will vest ratably on the first and second anniversaries of the grant date.
- In December 2017, the committee approved the payment of a one-time cash bonus of $100,000 to Mr. Florin in recognition of his exceptional effort and commitment while serving as Interim CEO.

David C. Dvorak. Effective July 11, 2017, Mr. Dvorak stepped down as President and CEO and a member of the Board after having served in those roles for approximately ten years. Mr. Dvorak remained with the company as an employee in an advisory capacity until his separation from employment on August 15, 2018. We did not enter into, amend or modify any material compensatory plans or arrangements in connection with Mr. Dvorak's departure. Mr. Dvorak received certain compensation and benefits following his departure under existing arrangements, as follows:

- Mr. Dvorak's separation qualified as an involuntary termination without cause under our broad-based severance plan generally applicable to all U.S.-based full-time employees. Under this plan, Mr. Dvorak received a lump sum cash severance benefit based on 16 years of credited service equal to 24 weeks' salary plus 12 weeks' COBRA coverage, or approximately $538,000. He also received a lump sum cash payment in lieu of outplacement services of $25,000.

- Mr. Dvorak's separation qualified as a "Retirement" under our 2006 and 2009 Stock Incentive Plans. Under the terms of the plans and applicable award agreements, the vesting of stock options Mr. Dvorak had held for at least one year as of his separation date accelerated, and he will have the full remaining option term to exercise vested options. Additionally, time-based restrictions on PRSUs he had held for at least one year as of his separation date lapsed, but performance-based restrictions still apply.
- As a condition of receiving the foregoing benefits, Mr. Dvorak executed a general release of claims in favor of Zimmer Biomet. Further, he continues to be bound by certain confidentiality, non-competition and non-solicitation obligations.
- Mr. Dvorak has or will receive payouts under various pension and deferred compensation plans and arrangements in which he participated in accordance with his elections thereunder and the terms of such plans.

Say on Pay and Shareholder Feedback

Each year, the committee takes into account the results of the Say on Pay vote cast by our shareholders. At our 2017 annual meeting, shareholders showed strong support for our executive compensation program, with approximately 92% of votes cast approving our advisory Say on Pay resolution.

We regularly engage with many of our largest shareholders as part of our normal investor relations activities. At the committee's request, our executive compensation program has been one of the topics discussed during these interactions. The shareholders that we have spoken with have expressed support for our focus on performance-based compensation. They have also expressed support for changes that we have made to our executive compensation program over the last several years, some of which are described below.

In determining the new hire compensation package for Mr. Hanson, the committee, after consultation with its consultant, Willis Towers Watson, and certain of our largest shareholders, and after review of market practices relating to new CEO compensation packages, selected absolute Zimmer Biomet stock price growth during a four-year performance period as the performance measure under the PRSU component of Mr. Hanson's one-time sign-on and replacement equity grants. This was a departure from recent annual PRSU grants, which have used internal total shareholder return ("iTSR") over a three-year performance period as the performance measure. The committee believed, and feedback received from shareholders confirmed, that a more direct tie to shareholder value creation was appropriate for the measure upon which performance would be determined for purposes of Mr. Hanson's one-time sign-on and replacement equity awards. The committee set stock price hurdles that it believes are appropriately challenging. One-third of the PRSUs will be eligible to vest on or about the fourth anniversary of the grant date, subject to continued employment, if, during the performance period, for a period of 20 consecutive trading days, our closing stock price is at least 20% higher than the beginning stock price of $113.13, which was the average closing price of our common stock for the 30 consecutive trading days immediately prior to Mr. Hanson's hire date. The second tranche will be eligible to vest if our stock price increases 35% over the beginning stock price, and the final tranche will be eligible to vest if our stock price increases 50% over the beginning stock price. Each of these stock price hurdles ($136.76, $152.73 and $169.70) is higher than the highest price at which our stock has ever traded.

Feedback from shareholders and investment analysts regarding Mr. Hanson's appointment has been overwhelmingly positive. As evidence of this, the day we announced Mr. Hanson's appointment, our stock traded up approximately 6% on well above-average volume. For comparison, the broader overall U.S. market (as measured by the S&P 500 Index) declined 0.32% that day while the S&P Health Care Index declined 0.11%.

In light of the strong shareholder support of our 2017 Say on Pay proposal, the committee made no other material changes to our executive compensation program for 2017.

In recent years, the committee has built a strong foundation for our executive compensation program and has taken numerous steps to enhance the program's alignment of pay and performance, some of which are described below.

Potential Issue – Former Practice	Remedy – Current Practice
• Duplicative performance measure used for both the annual cash incentive and as the sole performance measure in the long-term incentive ("LTI") program	• For 2017 annual grants, we used iTSR for the PRSU component of the LTI program, which is not used in the annual cash incentive program • iTSR is derived from operating profit growth and free cash flow yield
• LTI performance measurement period of one year not aligned with a long enough time horizon	• For 2017 annual grants, three-year performance period more closely reflects creation of shareholder value over the long term
• No portion of LTI vesting tied to performance relative to peers	• For 2017 annual grants, earning of PRSUs is tied to performance against a target iTSR, and is further subject to a relative TSR modifier based on the S&P 500 Healthcare Index, which requires us to generate competitive returns for our shareholders relative to peers and reinforces alignment with the shareholders' experience
• In annual cash incentive plan, not enough emphasis on top line results or performance of executives' specific business unit or geographic area of responsibility	• For 2017, the weighting of the revenue metric within the annual cash incentive plan performance measures was 35% to 50% for each NEO; in addition, with respect to NEOs with responsibility for specific geographic segments, all performance measures were tied to the results of those segments.

KEY EXECUTIVE COMPENSATION PROGRAM PRACTICES

The committee has designed our executive compensation program and practices to align executives' financial interests with those of our shareholders. Following is a description of key program features and practices that illustrate this alignment:

✓ **Pay for performance.** Our NEOs' total direct compensation opportunity is heavily weighted toward compensation elements that are at-risk and variable with performance, including stock price performance.

✓ **Challenging performance goals.** We set challenging threshold, target and maximum performance goals under our annual and long-term incentive programs, as well as maximum payout caps. Under the annual cash incentive plan, the revenue target must be achieved at 95% for a 50% payout; other metrics must be achieved at 90% for a 50% payout. Achievement below these thresholds results in a zero payout. Historical payouts for our CEO (for our Interim CEO, Mr. Florin, in 2017) under these plans are shown below:

Year*	CEO Payout (as a Percentage of Target)	
	Annual Cash Incentive	LTI (PRSU Component)
2017	57.5%	0.0%
2016	83.4%	76.0%
2015	100.0%	86.4%
2014	92.6%	81.6%

* With respect to LTI, year represents the final year of the performance period

✓ **Clawback of incentive compensation.** Awards to executive officers under cash and equity-based incentive compensation plans are subject to clawback in the event of certain financial restatements. In addition, awards under equity-based plans are subject to clawback in the event an officer engages in conduct deemed detrimental to the interests of the company, including the breach of restrictive covenants or the violation of our Code of Business Conduct and Ethics or other policies, procedures or standards.

✓ **Robust stock ownership guidelines.** Executives are required to hold equity with a value equal to a multiple of six times salary for our CEO and three times salary for each other NEO. 100% of net after-tax shares received upon vesting or exercise of awards must be retained until an executive meets the required ownership level.

✓ **Non-competition agreement required for equity award eligibility.** All employees must sign a non-competition agreement as a condition of receiving an equity award. The award is subject to clawback if the agreement is breached.

✓ **Policy prohibiting hedging and pledging of company securities.** We do not permit directors or officers to engage in short sales of our stock, to trade in instruments designed to hedge against price declines in our stock, to hold our stock in margin accounts or to pledge our stock as collateral for loans or other obligations.

✓ **No repricing or exchange of underwater stock options.** Our equity incentive plans prohibit repricing or exchange of underwater stock options without shareholder approval.

✓ **No dividends or dividend equivalents paid or accrued on unearned performance-based equity awards.** Dividends are not paid or accrued until shares have been earned and issued.

✓ **No employment contracts.** Our executives are "at will" employees with no employment agreements.

✓ **Double trigger change in control benefits.** Change in control severance benefits have a double-trigger; that is, cash severance will not be paid, and the vesting of equity awards will not be accelerated, except in the event of a qualifying termination of employment in addition to a change in control.

✓ **No excise tax gross-ups in new agreements.** We have no gross-up provisions in change in control severance agreements entered into after July 2009. Accordingly, we have only one agreement with gross-up provisions in place.

✓ **Limited executive perquisites.** The committee annually reviews and approves limited executive perquisites.

COMPENSATION PHILOSOPHY AND ELEMENTS

Our Executive Compensation Philosophy

Our executive compensation program is designed to achieve the following fundamental objectives:

- attract, retain and motivate a highly qualified and effective senior leadership team;
- focus executives' attention on specific financial, operational and strategic objectives;
- create a direct relationship between pay and performance;
- align executives' interests with the long-term interests of our shareholders;
- recognize company and individual performance; and
- reflect the value of each executive's position in the market and within the company.

To accomplish these objectives, the committee annually reviews and approves our executive compensation program components and target compensation levels, as well as specific performance metrics and targets, payout ranges and actual payouts.

For the NEOs, the committee establishes target compensation consistent, to the extent possible, with comparable positions in our peer group. Our practice is to target total direct compensation (including base salary, target annual cash incentive opportunities and target long-term equity-based incentives) at market competitive levels. Target compensation for individual executives may vary based on a variety of factors, such as experience and time in the position, the nature of the executive's responsibilities, criticality of the role and difficulty of replacement, internal equity, retention concerns, individual performance and expected future contributions, readiness for promotion to a higher level, and, in the case of externally recruited executives, compensation earned at a prior employer.

Specific consideration is given to the weighting of fixed and at-risk components of pay relative to the peer group. The committee seeks to provide a total pay opportunity that is competitive with our closest peer group and industry competitors, but which also places a greater emphasis on at-risk equity-based compensation.

Elements of Executive Compensation

The following table describes the elements of target direct compensation for 2017. Our executive compensation program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual and long-term incentive opportunities. We also offer retirement plans and benefits that are generally available to all employees, and we provide a limited range of perquisites or other benefits to our executive officers.

Element and Key Characteristics	Objectives
Base Salary • Only fixed compensation component; payable in cash • Reviewed annually and adjusted when appropriate	• Provide a base level of competitive cash compensation • Attract and retain executive talent • Recognize increased responsibilities through promotional increases
Annual Cash Incentive Opportunity • Variable compensation component payable in cash based on performance against established goals and assessment of individual performance • Target awards are based on a percentage of base salary • Payouts can range between 0% and 200% of target	• Motivate and reward executives for achievement of key financial measures and individual objectives • Drive specific behaviors that foster short-term and long-term growth and profitability

Element and Key Characteristics	Objectives
Zimmer Biomet Cash Integration Incentive Opportunity	
● Variable compensation component payable in cash based on achievement of synergy targets ● Target awards based on a percentage of base salary ● Payout at target if actual achievement is at or above target; no payout if actual achievement is below target ● Measurement periods: (1) July 1 – December 31, 2015; (2) 2016; and (3) 2017	● Promote the integration of Zimmer and Biomet and the achievement of related net operating synergies, as a successful integration is critical to our long-term value creation strategy
Annual LTI: PRSUs	
● Three-year performance period ● Units are earned based on actual results relative to target iTSR, subject to modification based on our TSR relative to the S&P 500 Healthcare Index ● Payouts can range from 0% to 200% of target	● Motivate achievement of multi-year performance objectives that enhance shareholder value ● Align NEOs' interests with shareholders; earned PRSUs are settled in shares of common stock that are subject to retention requirements under stock ownership guidelines ● Attract and retain executive talent
Annual LTI: Stock Options	
● Nonqualified stock options vest in annual installments over four years with a ten-year term and provide value to NEOs only when shareholders realize positive returns on their investment in the company over a corresponding period ● Exercise price equal to the fair market value of our common stock on the grant date	● Motivate NEOs to drive the long-term performance of the company; stock option value is tied directly to stock price performance after the date of grant ● Align NEOs' interests with long-term shareholder value; shares received upon exercise are subject to retention requirements under stock ownership guidelines ● Attract and retain executive talent
CEO – One-Time LTI: PRSUs	
● Four-year performance period ● Units are earned based on achievement of absolute stock price hurdles representing growth of 20%, 35% and 50% over the beginning stock price ● Earned units vest on or about the fourth anniversary of the grant date	● Induce Mr. Hanson to join Zimmer Biomet ● Replace value of similar awards forfeited at former employer ● Motivate achievement of multi-year performance objectives that enhance shareholder value ● Align Mr. Hanson's interests with shareholders; earned PRSUs are settled in shares that are subject to retention requirements under stock ownership guidelines
CEO – One-Time LTI: Stock Options	
● Nonqualified stock options vest in annual installments over four years with a ten-year term and provide value to Mr. Hanson only when shareholders realize positive returns on their investment in the company over a corresponding period ● Exercise price equal to the fair market value of our common stock on the grant date	● Induce Mr. Hanson to join Zimmer Biomet ● Replace value of similar awards forfeited at former employer ● Motivate Mr. Hanson to drive the long-term performance of the company; stock option value is tied directly to stock price performance after the date of grant ● Align Mr. Hanson's interests with long-term shareholder value; shares received upon exercise are subject to retention requirements under stock ownership guidelines

Element and Key Characteristics	Objectives
CEO and Interim CEO – One-Time LTI: RSUs • Vest in annual installments over three years (Mr. Hanson) or two years (Mr. Florin)	• Induce Mr. Hanson to join Zimmer Biomet • Replace value of similar awards forfeited by Mr. Hanson at former employer • Incentivize and compensate Mr. Florin for the additional duties and responsibilities he would assume by taking on the Interim CEO role
CEO and Interim CEO – One-Time Cash Bonus • One-time cash payment • Subject to repayment in full in the event of voluntary termination of employment within one year (Mr. Hanson)	• Induce Mr. Hanson to join Zimmer Biomet • Replace value of similar award forfeited by Mr. Hanson at former employer • Recognize Mr. Florin's exceptional effort and commitment while serving as Interim CEO

COMPENSATION MIX

Our NEOs' total direct compensation is heavily weighted toward variable compensation elements, meaning actual amounts earned will vary as a result of company and individual performance, as well as business unit or geographic results where applicable. We emphasize performance-based compensation that appropriately rewards executives for delivering results that meet or exceed multiple pre-established goals over one-, three- and four-year periods, with metrics and targets selected because they are directly linked to our strategic goals. In addition, our long-term incentive program rewards both absolute stock price growth and relative TSR.

As executives assume greater responsibilities, more of their pay is contingent on company performance. The committee assesses each NEO's target total direct compensation opportunity annually to facilitate alignment with the objectives of our compensation program and market practice.

BASE SALARY

Annual base salary increases for our global employee population, including NEOs, are generally effective in April of each year. In setting NEOs' base salaries for 2017, the committee considered our 2017 employee merit increase guidelines, market data based on peer group benchmarking and internal equity. After considering these factors, the committee approved a base salary increase of approximately (1) 3.0% for Messrs. Florin, Phipps and Dvorak, consistent with the merit increase guidelines for employees based in the U.S.; (2) 3.0% for Dr. Mazur-Hofsaess, slightly above the merit increase guidelines for employees based in Switzerland; and (3) 4.3% for Mr. Yi, consistent with the merit increase guidelines for employees based in Singapore.

In connection with Mr. Florin's appointment as Interim CEO in July 2017, the committee increased his annualized base salary from $583,500 to $1,153,188 in recognition of the additional duties and responsibilities he assumed by taking on the Interim CEO role in addition to his existing responsibilities as Senior Vice President and CFO. In December 2017, following Mr. Hanson's appointment as President and CEO, Mr. Florin's annualized base salary reverted to $583,500.

Pursuant to his offer letter, Mr. Hanson's annual base salary is $1,050,000, which is lower than the annual base salary being paid to Mr. Dvorak at the time he stepped down. The committee set Mr. Hanson's base salary at this level after considering, among other factors, his base salary at his then-current employer, the level of base salary necessary to attract him to Zimmer Biomet, the other elements of his offer, the total compensation package being offered to him, market data regarding the annual base salaries and total compensation packages of the chief executive officers of the companies in our peer group, Mr. Hanson's experience and internal equity.

CASH INCENTIVES

2017 Annual Cash Incentive Payouts

Set forth below are the payouts to Messrs. Florin, Phipps and Yi and Dr. Mazur-Hofsaess under our annual cash incentive plan framework for 2017 based on company and individual performance as described more fully below. Mr. Hanson was not a participant in this plan since he joined the company in December 2017. Mr. Dvorak forfeited his opportunity under this plan upon his separation from the company.

NEO	Annual Cash Incentive Plan Framework Opportunity (at Target Performance) ($)	Actual Payment ($)	Actual Payment as a Percentage of Target Framework Opportunity
Daniel P. Florin	738,538	424,659	57.5%
Katarzyna Mazur-Hofsaess[1]	504,773	486,097	96.3%
Sang Yi[2]	384,298	378,533	98.5%
Chad F. Phipps	387,787	222,978	57.5%

(1) Dr. Mazur-Hofsaess' compensation is paid in Swiss Francs and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2017 of 1 CHF = 1.015439 USD.

(2) Mr. Yi's compensation is paid in Singapore Dollars and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2017 of 1 SGD = 0.723964 USD.

Section 162(m) Plan

In February 2017, the committee identified participants and established an upper limit on annual cash incentive compensation that could be paid to NEOs for 2017 under the shareholder-approved Zimmer Biomet Holdings, Inc. Executive Performance Incentive Plan (the "Section 162(m) Plan" or the "EPIP") based on net earnings for 2017. The Section 162(m) Plan is designed to ensure that annual cash incentive compensation payable to NEOs qualifies as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Before its amendment in December 2017 effective for years beginning after December 31, 2017, Section 162(m) provided an exception to the $1.0 million limit on the tax deductibility of compensation paid to certain U.S. public company executives for "performance-based compensation." Under the Section 162(m) Plan, if we reported net earnings for 2017, a cash incentive of 3% of our 2017 net earnings would be payable to each NEO, subject to a maximum of 200% of such NEO's base salary as of January 1, 2017, and subject to the committee's ability to exercise negative discretion to reduce the amount of the actual payout to each NEO. The committee recognized that the potential payouts under the Section 162(m) Plan would be significantly larger than normal payout opportunities for annual cash incentives, and therefore the committee stated its expectation that it would exercise negative discretion as appropriate to reduce each NEO's payout under the Section 162(m) Plan based on the committee's consideration of performance relative to the metrics and terms set forth in an annual cash incentive plan framework that it established, as described below.

In February 2018, the committee certified 2017 net earnings achievement and the maximum annual cash incentive payable to each NEO under the Section 162(m) Plan. It then exercised negative discretion to adjust the actual payments to a level it deemed appropriate for each NEO according to the annual cash incentive plan framework and the committee's consideration of the NEO's individual performance, as described below.

Annual Cash Incentive Plan Framework

The committee established an annual cash incentive plan framework in February 2017, intended to guide the committee's exercise of negative discretion in connection with payouts under the Section 162(m) Plan. The annual cash incentive plan framework sets forth the participants, financial performance metrics, relative weightings, performance targets, associated payout curves and individual metrics that the committee expected to apply to assess performance of the NEOs in the exercise of its negative discretion.

In determining target award percentages under the annual cash incentive plan framework used to guide the exercise of its negative discretion under the Section 162(m) Plan, the committee reviewed the NEOs' job responsibilities, market data based on peer group benchmarking and internal equity. After considering these factors, the committee decided to make no changes to any of the NEO's target award percentages for 2017, as follows:

NEO	2017 Target Award (Percentage of Base Salary)	2016 Target Award (Percentage of Base Salary)
Daniel P. Florin	90%	90%
Katarzyna Mazur-Hofsaess	80%	80%
Sang Yi	80%	80%
Chad F. Phipps	80%	80%
David C. Dvorak[1]	130%	130%

(1) Mr. Dvorak forfeited his opportunity under this plan upon his separation from the company.

The committee selected four financial measures by which to assess our 2017 performance for purposes of the annual cash incentive plan framework and the exercise of its negative discretion under the Section 162(m) Plan. These financial measures are included in the shareholder-approved Section 162(m) Plan as types of performance measures that can be used to determine awards to participants under that plan. The below table shows the selected performance measures, their respective weightings and the rationale for their selection.

Performance Measure	Weighting	Rationale
Constant currency revenue	35% (Florin, Phipps, Dvorak) 50% (Mazur-Hofsaess, Yi)	One of the measures as to which we provide external guidance; focuses NEOs appropriately on top-line sales growth
Adjusted operating profit	35% (Florin, Phipps, Dvorak) 40% (Mazur-Hofsaess, Yi)	Sharpens NEOs' focus on driving sales growth, operating efficiencies and margin expansion
Free cash flow	10% (All NEOs)	Focuses NEOs on cash, inventory, receivables and payables management
Adjusted EPS	20% (Florin, Phipps, Dvorak) 0% (Mazur-Hofsaess, Yi)	Another measure as to which we provide external guidance; measures bottom line performance and ties rewards to productivity improvements

With respect to Messrs. Florin, Phipps and Dvorak, the committee set performance metrics based on the company's consolidated results. With respect to Dr. Mazur-Hofsaess and Mr. Yi, executives with top-line responsibility for geographic segments, the committee set performance metrics based on the executives' respective areas of responsibility, rather than on consolidated results. The committee believes this approach more closely aligns those executives' pay with the performance of the geographic area for which they are primarily responsible.

The committee established specific goals for each of the measures in February 2017 based on the operating plan approved by the Board. Because the operating plan forms the basis for both the company's annual sales and earnings guidance communicated to investors and the annual cash incentive plan framework, the interests of the NEOs are aligned with those of shareholders.

These performance measures, targets, our actual performance against the targets and the resulting achievement and payout percentages were as follows for 2017:

2017 Annual Cash Incentive Plan Framework Performance and Payout Percentages	($ in millions, except EPS)		Achievement[7][8] (%)	Weight (%)	Weighted payout[7] (%)
	Target ($)	Actual ($)			
Corporate – Messrs. Florin and Phipps[1]					
Adjusted EPS[2]	8.67	8.03	92.6	20	12.6
Consolidated adjusted operating profit[3]	2,605	2,435	93.4	35	23.5
Consolidated constant currency revenue[4]	8,029	7,715	96.1	35	21.3
Consolidated free cash flow[5]	1,400	1,089	77.8	10	0.0
				Total	**57.5**
EMEA – Dr. Mazur-Hofsaess					
EMEA adjusted operating profit – ex Dental, Spine and CMF&T[6]	462	473	102.3	40	44.6
EMEA revenue – ex Dental, Spine and CMF&T	1,486	1,454	97.9	50	39.3
EMEA free cash flow	381	399	104.8	10	12.4
				Total	**96.3**
APAC – Mr. Yi					
APAC adjusted operating profit – ex Dental and CMF&T	438	425	97.0	40	34.0
APAC revenue – ex Dental and CMF&T	1,137	1,133	99.7	50	48.4
APAC free cash flow	380	427	112.2	10	16.1
				Total	**98.5**

(1) Mr. Dvorak forfeited his opportunity under this plan upon his separation from the company.

(2) Consistent with past practice, the committee adjusted the reported results on which certain annual cash incentive plan framework measures were determined to eliminate the effects of certain items. Adjusted EPS for purposes of the annual cash incentive plan framework is calculated the same way it is calculated in our earnings announcements. The committee reviews all adjustments and retains discretion to reduce compensation below the amounts that are yielded by use of the adjusted EPS measure reported to the investment community. For a reconciliation of adjusted EPS to EPS computed in accordance with GAAP, see page 37 of our 2017 Form 10-K.

(3) Consolidated adjusted operating profit is arrived at by adjusting reported consolidated operating profit on a pre-tax basis for the same items used to calculate adjusted EPS, as follows: reported consolidated operating profit ($808.2 million) plus inventory step-up and other inventory and manufacturing-related charges ($84.6 million), intangible asset amortization ($603.9 million), goodwill impairment ($304.7 million) and special items ($633.1 million).

(4) Revenue targets were based on a constant currency growth rate over 2016. Actual results have been adjusted to state 2017 revenue at the budgeted foreign currency translation rate, as follows: reported revenue ($7,824 million) less foreign currency translation adjustment ($109 million).

(5) Consolidated free cash flow is net cash provided by operating activities ($1,582.3 million) less additions to instruments ($337.0 million) and other property, plant and equipment ($156.0 million).

(6) CMF&T is our craniomaxillofacial and thoracic product category.

(7) Achievement percentages, weighted payout percentages and total weighted payout percentages are computed from the underlying whole numbers rather than the rounded numbers presented in this table and, therefore, the percentages and totals may not correspond exactly to the rounded numbers.

(8) The achievement percentage for each performance measure was applied to the relevant payout curve set forth below to determine the payout percentage for that measure. The resulting payout percentages were then weighted and summed to determine the total overall payout percentage.

Payout curves applied to performance measures

Adjusted EPS, adjusted operating profit and free cash flow

Achievement Percentage	Payout Percentage
120%+	200%
100%	100%
90%	50%
Less than 90%	0%

Revenue

Achievement Percentage	Payout Percentage
105%+	200%
100%	100%
95%	50%
Less than 95%	0%

Individual Performance

Once the potential payout amounts under the annual cash incentive plan framework used to guide the exercise of the committee's negative discretion under the Section 162(m) Plan were computed for each NEO based on our financial performance as described above, the committee considered each NEO's individual performance during 2017 to determine the actual cash incentive payments.

The committee considered each NEO's achievement of established goals and objectives, his or her contributions to our performance and other leadership attributes and accomplishments. The goals set for each NEO for 2017 reflected the wide range of responsibilities that are attributed to each and included goals pertaining to corporate strategy, growth drivers, corporate compliance and regulatory compliance, including product quality and safety, among other areas. Based on its assessment of individual performance, the committee determined it was appropriate not to exercise any further negative discretion and approved actual payments equal to the weighted payout percentages under the annual cash incentive plan framework set forth above.

Zimmer Biomet Cash Integration Incentive Plan

The committee adopted a multi-year cash integration incentive plan upon the closing of the Biomet merger in June 2015. This plan concluded in 2017. In adopting the plan, the committee desired to promote the integration of Zimmer and Biomet, deemed critical to our long-term value creation strategy and to achieving target synergies. Further, the committee desired to provide a global cash incentive program that would align the interests of identified key individuals who would be accountable and responsible for delivery of annual net synergy targets. The plan had the following measurement periods: (1) July 1–December 31, 2015, (2) 2016 and (3) 2017, with cash payouts contingent upon meeting or exceeding net synergy targets during each of those measurement periods. Under the plan, below-target achievement for any measurement period would result in a zero payout for that measurement period; achievement at or above target would result in payout at target, subject to the exercise of negative discretion. For 2017, NEOs' target payout opportunities under this plan were equal to 50% of their respective target opportunities under the annual cash incentive plan framework.

The performance measure, target, our actual performance against the target and the resulting achievement and payout percentage were as follows for 2017:

	(In millions)			
Performance measure	Target ($)	Actual ($)	Achievement (%)	Payout (%)
Earnings before interest and taxes from integration cost synergies related to the Zimmer Biomet merger, net of revenue dis-synergies ("net EBIT synergies")	125	135	108.0	100

Accordingly, the committee approved payouts for Messrs. Florin, Phipps and Yi and Dr. Mazur-Hofsaess under this plan totaling approximately $0.9 million for 2017, or approximately seven tenths of one percent (0.7%) of the net EBIT synergies achieved for 2017. The payout earned by each NEO is shown in the footnotes to the Summary Compensation Table. Neither Mr. Hanson nor Mr. Dvorak received a payout under this plan for 2017. Mr. Hanson was not a participant in this plan since he joined the company in December 2017. Mr. Dvorak forfeited his opportunity under this plan upon his separation from the company.

One-Time Cash Bonus to Interim CEO

In December 2017, the committee approved a one-time cash bonus of $100,000 for Mr. Florin in recognition of his exceptional effort and commitment while serving as Interim CEO.

One-Time Cash Bonus to New CEO

Pursuant to Mr. Hanson's offer letter, as an additional inducement for him to accept the offer to serve as Zimmer Biomet's President and CEO, and recognizing that in so doing he would forfeit certain cash incentive opportunities with his previous employer, the committee approved a one-time bonus of $573,000 for Mr. Hanson. This amount was determined based on an estimate of the pro-rata bonus amount Mr. Hanson would forfeit as a result of leaving his former employer to join Zimmer Biomet. As a condition of receipt of the bonus, Mr. Hanson agreed that, in the event of his voluntary separation of employment within one year, he would repay, on or before his last day of employment, the full gross amount of this bonus.

LONG-TERM EQUITY-BASED INCENTIVES

Equity incentives are the most significant component of each NEO's compensation package. The committee believes the emphasis on equity awards is appropriate as these officers have the greatest role in establishing the company's direction and should have the greatest proportion of their compensation aligned with the long-term interests of shareholders.

In 2017, the committee awarded the following long-term equity-based incentive grants to our NEOs:

- in March 2017, an annual grant of stock options and PRSUs to each of Messrs. Florin, Phipps, Yi and Dvorak and Dr. Mazur-Hofsaess; Mr. Dvorak forfeited these grants upon his separation from the company;
- in August 2017, a one-time grant of RSUs to Mr. Florin in connection with his appointment as Interim CEO; and
- in December 2017, one-time sign-on and replacement grants of stock options, PRSUs and RSUs to Mr. Hanson in connection with his appointment as President and CEO.

Each of these awards is discussed further below.

Annual Equity Awards to NEOs

In determining target grant values for the annual grant of long-term equity-based awards in March 2017, the committee reviewed market data based on peer group benchmarking. This review focused on determining grant levels that would be competitive with equity awards provided to similarly situated officers in our peer group. In addition to reviewing market data, the committee took into consideration the target grant value awarded to each NEO in 2016 and each NEO's 2016 performance, including his or her contribution to the company's 2016 performance. Further, the committee took into consideration the committee's expectations of each NEO's future contributions to the company, internal equity principles, shares available to be granted, potential shareholder dilution and the expense associated with stock-based compensation. After considering these factors, the committee set target grant values for each of Messrs. Phipps and Dvorak and Dr. Mazur-Hofsaess that were unchanged from their respective 2016 target grant values. For each of Messrs. Florin and Yi, the committee set target grant values that were 10% greater than their respective 2016 target grant values. The committee considered these target grant values in connection with its determination of each NEO's total compensation for 2017.

The annual equity-based awards granted to the NEOs in March 2017 included an equal mix (based on grant date fair value) of stock options and PRSUs. The stock options will have value only to the extent the price of our stock rises after the grant date and the vesting of the PRSUs is contingent on achievement of an objective financial performance measure over a three-year period.

For 2017, the committee selected iTSR over the three-year period 2017-2019 as the performance measure applicable to the PRSU component of the annual LTI grant. iTSR is a function of operating profit growth and free cash flow yield, measures that management can influence to support our long-term business strategies. The committee set a performance target for iTSR of 12% for the three-year performance period. Possible payouts for the PRSUs range from zero if actual 2017-2019 iTSR is less than 50% of target performance to 200% if actual 2017-2019 iTSR is at least 141.67% of target. The payout percentage is subject to modification (but not below 0% or above 200%) based on our external TSR relative to the TSR performance of the S&P 500 Healthcare Index over the same period (the "relative TSR modifier"). PRSUs earned based on 2017-2019 performance, if any, will vest in 2020.

One-Time Equity Award to Interim CEO

In connection with Mr. Florin's appointment as Interim CEO in July 2017, the committee approved a one-time, time-based RSU award to Mr. Florin with a grant date of August 1, 2017 and a grant date fair value of approximately $1,000,000. The purpose of this grant was to incentivize and compensate Mr. Florin for the additional duties and responsibilities he would assume by taking on the Interim CEO role in addition to his existing responsibilities as Senior Vice President and CFO. In determining the grant value of this award, the committee considered the target grant date value of the equity awards granted to each of Messrs. Florin and Dvorak in March 2017, market data regarding equity awards granted to individuals taking on the role of Interim CEO at companies of comparable size and complexity to Zimmer Biomet, and the amount of time that the committee expected Mr. Florin would serve in the Interim CEO role, among other factors. The one-time RSU award will vest ratably on the first and second anniversaries of the grant date, subject to Mr. Florin's continued employment. Vesting may be accelerated in the event of Mr. Florin's involuntary termination of employment without cause, death or Retirement (as that term is defined in our 2009 Stock Incentive Plan).

One-Time Sign-on and Replacement Equity Awards to New CEO

Pursuant to Mr. Hanson's offer letter, as an incentive for him to accept the company's offer to serve as President and CEO, the committee approved, subject to cancellation as described below, the following one-time sign-on equity-based awards with a grant date of December 19, 2017, Mr. Hanson's first day of employment with us:

- stock options with a grant date fair value of approximately $3,550,000 vesting ratably over four years subject to continued employment; and
- PRSUs with a grant date fair value of approximately $3,550,000 vesting on the later of the fourth anniversary of the grant date or the date the committee determines whether and the extent to which the performance criteria are satisfied (the "Scheduled Vest Date") subject to achievement of certain stock price hurdles described below and continued employment.

One-third of the PRSUs will be eligible to vest on the Scheduled Vest Date if, at any time during the four-year performance period, our common stock attains a closing price on the New York Stock Exchange for at least 20 consecutive trading days equal to or greater than $135.76, which is 120% of the beginning stock price of $113.13. The beginning stock price represents the average closing price of our common stock for the 30 consecutive trading days immediately prior to the grant date.

An additional one-third of the PRSUs will be eligible to vest on the Scheduled Vest Date if, at any time during the four-year performance period, our common stock attains a closing price on the New York Stock Exchange for at least 20 consecutive trading days equal to or greater than $152.73, which is 135% of the beginning stock price.

The remaining one-third of the PRSUs will be eligible to vest on the Scheduled Vest Date if, at any time during the four-year performance period, our common stock attains a closing price on the New York Stock Exchange for at least 20 consecutive trading days equal to or greater than $169.70, which is 150% of the beginning stock price.

The foregoing stock option and PRSU awards were subject to cancellation unless Mr. Hanson executed, during periods of open trading in accordance with applicable law and our Stock Trading Policy, open-market purchases of at least $3.0 million (approximately three times his base salary) of our common stock within his first 90 business days of employment. Mr. Hanson made the required investment and these awards are no longer subject to cancellation under this provision.

In approving the foregoing awards, the committee, in consultation with Willis Towers Watson, considered, among other factors, market data relating to inducement equity awards granted to new CEOs, the level of equity incentives necessary to attract a qualified CEO to join Zimmer Biomet, Mr. Hanson's qualifications and experience, the other elements of Mr. Hanson's offer and the total compensation package being offered to him. Further, similar to the design of our annual long-term incentive awards, the committee determined to award one-half of the target grant date fair value in stock options that vest over a four-year period, and the other half in PRSUs that are subject to achievement of objective performance measures over a multi-year period. Additionally, the committee made these one-time sign-on awards subject to cancellation unless Mr. Hanson invested $3.0 million in our common stock based on the belief that such a significant personal investment by Mr. Hanson in our common stock will strengthen the alignment between his interests and the interests of our shareholders and will provide further incentive for him to drive improved company performance and shareholder value.

As an additional inducement for Mr. Hanson to accept the company's offer to serve as President and CEO, and recognizing that in so doing he would forfeit certain equity compensation opportunities with his previous employer, the committee approved the following one-time equity-based awards with a grant date of December 19, 2017 to replace similar forfeited awards:

- stock options with a grant date fair value of approximately $2,750,000 vesting ratably over four years subject to continued employment;
- PRSUs with a grant date fair value of approximately $2,750,000 vesting on the Scheduled Vest Date subject to achievement of the same stock price hurdles described above (*i.e.*, 20%, 35% and 50% growth over the beginning stock price) and continued employment; and
- RSUs with a grant date fair value of approximately $3,089,000 vesting ratably over three years subject to continued employment.

In approving these replacement awards, the committee considered the type and value of the awards that Mr. Hanson would be giving up upon leaving his former employer to join Zimmer Biomet and determined that the foregoing awards were an appropriate inducement.

No Payout under the 2015-2017 PRSU Grant

In 2015, the committee selected iTSR for 2015-2017 as the performance measure applicable to the PRSU component of the annual LTI grant. As a result of the business challenges discussed earlier, our actual iTSR performance for the three-year performance period was below the minimum achievement threshold of 6% set by the committee. As a result, there was a zero payout under the 2015-2017 PRSU grant.

OTHER COMPENSATION

Employment and Change in Control Severance Agreements

We do not have employment agreements with any of our executive officers. However, we have entered into change in control severance agreements with each of them. These agreements are intended to maintain continuity of management, particularly in the context of a transaction in which we undergo a change in control.

These agreements are "double triggered," which means that an executive is only entitled to severance payments if:

- we experience a change in control as defined in the agreement; and
- the executive's employment is terminated in a qualifying termination.

The committee believes that it is appropriate to provide the NEOs with the specified severance in the event that their employment is terminated in connection with a change in control or their position is modified in such a way as to diminish their compensation, authority or responsibilities. See "Change in Control Arrangements" in the narrative discussion following the Potential Payments upon Termination of Employment table for a more detailed description of the material terms of these agreements.

Since 2009, all change in control severance agreements that we have entered into with newly hired or promoted executives contain no excise tax gross-up provisions. Accordingly, our agreement with Mr. Phipps is the only agreement that contains such provisions.

Severance Benefits (Unrelated to a Change in Control)

During 2017, we maintained a broad-based severance plan generally applicable to all U.S.-based full-time employees, including executives. The plan provides compensation to employees in the event of an involuntary termination without cause, primarily based on years of credited service with us, and does not discriminate in favor of executives. The plan provides for a cash payment equal to one and one-half weeks of salary per year of service, subject to a minimum of four weeks' salary. In addition, the plan provides for an additional cash payment equal to a maximum of 12 weeks of COBRA coverage. Employees must sign a general release of claims as a condition to receipt of severance benefits and continue to be bound by the terms of their non-competition agreements with us. A former employee who breaches his or her non-competition agreement with us must repay all severance benefits received. In addition, if facts are later discovered that would have warranted an employee's termination for cause (rather than without cause), the employee must repay to us all severance benefits received. In connection with his separation from the company, based on 16 years of credited service, Mr. Dvorak received severance benefits under this plan equal to 24 weeks' salary plus 12 weeks' COBRA coverage. These severance benefits are reported in the footnotes to the Summary Compensation Table.

In late 2017, the committee conducted a market review of our broad-based severance plan and determined that, as applied to senior executives, the plan does not provide a level of benefits comparable to executive severance benefits offered by other large medical device and biotech companies, including our peer companies. In January 2018, the committee approved and adopted the Zimmer Biomet Holdings, Inc. Executive Severance Plan, applicable to certain members of our executive leadership team, which currently consists of our executive officers and certain other members of senior management. Under the Executive Severance Plan, following a termination by the company of a participant's employment, unless his or her employment is terminated for misconduct or any of the other reasons specified in the Executive Severance Plan, a participant will be eligible to receive a lump-sum severance amount equal to two times (for the President and CEO) or one times (for certain other members of the leadership team) the sum of (i) the participant's annualized base salary in effect when the termination occurs and (ii) the participant's target annual bonus amount in effect when the termination occurs. Participants eligible to receive severance benefits under the Executive Severance Plan and who are covered under COBRA will also be eligible to receive a lump-sum amount equal to the then-current monthly COBRA premium (for medical and dental insurance only) in effect the day prior to the separation date, multiplied by 24 for the President and CEO and by 12 for certain other members of the leadership team. Eligible participants will also be offered outplacement services with a value not to exceed $25,000, or an equivalent cash benefit in the plan administrator's discretion.

In addition to the foregoing benefit amounts, effective January 1, 2019, if a participant's employment is terminated on or after January 1 but prior to the payment date for bonuses related to the previous calendar year under the annual cash incentive plan, and the participant was eligible to participate in the annual cash incentive plan immediately prior to the separation and is entitled to severance benefits under the Executive Severance Plan, the participant's severance benefit under the Executive Severance Plan will be increased by the value of the bonus the participant would have received under the annual cash incentive plan, if any, had the participant remained employed on the payment date.

Similar to the broad-based severance plan, to receive benefits under the Executive Severance Plan, a participant must sign a general release of claims and continue to be bound by the terms of his or her non-competition agreement with us. If a participant violates or breaches any term of the Executive Severance Plan or the general release or any restrictive covenant agreement with us, or if facts are later disclosed or discovered that could have supported the participant's termination for cause and would have rendered the participant ineligible to receive severance benefits under the Executive Severance Plan, then the participant will forfeit any and all rights to benefits under the Executive Severance Plan and, to the extent benefits have already been paid to the participant, must repay the full amount within 15 days of written notice from us.

Retirement and Other Post-Employment Benefits

During 2017, NEOs based in the U.S. were eligible to participate in the following plans:

- our 401(k) plan; and
- our deferred compensation plan ("DCP").

Mr. Dvorak was also eligible to participate in the following plans:

- our U.S. defined benefit pension plan; and
- the benefit equalization plan that supplements the pension plan ("pension BEP").

We originally established the 401(k) plan, the pension plan and the pension BEP in 2001 to maintain levels of benefits consistent with those of our former parent company. Only employees hired before September 2, 2002 may participate in the pension plan and the pension BEP. We established the DCP in 2016 following the Biomet merger to harmonize and align the legacy Zimmer and Biomet benefit plan offerings. The DCP provides our executive officers with the opportunity to defer each year, on a pre-tax basis, up to 50% of base salary and up to 95% of annual incentive awards. With the adoption of the DCP, we amended two legacy Zimmer plans to remove provisions of those plans that allowed executives to defer compensation.

We offer retirement and post-employment benefit plans in an effort to remain competitive with market practices, retain talented employees, assist employees in preparing for retirement, provide income to employees following retirement and, in the case of the pension BEP and the DCP, provide benefits to eligible employees that are comparable, as a percentage of compensation, to benefits provided to employees whose compensation is not subject to limits under U.S. law. We believe that the total retirement benefits we provide are comparable to the retirement benefits provided by other companies within the medical device and biotech industries. We took the limited availability of the pension plan and the pension BEP into account when we determined to provide enhanced benefits to affected employees under our 401(k) plan. Additionally, the cost of providing retirement benefits generally affects decisions regarding the types and amounts of other compensation and benefits that we may offer our employee population as a whole, but the provision of, or an NEO's accumulated benefit under, our retirement plans generally does not affect decisions regarding the types or amounts of other compensation paid to that NEO in a given year. These plans are discussed in greater detail in the narratives following the Pension Benefits in 2017 table and the Nonqualified Deferred Compensation in 2017 table. For a description of the non-U.S. plans in which Dr. Mazur-Hofsaess and Mr. Yi participate, see the Pension Benefits in 2017 table and the narrative that follows it.

Disability Compensation

NEOs based in the U.S. may participate in the Restated Zimmer Biomet Holdings, Inc. Long-Term Disability Income Plan for Highly Compensated Employees. This plan is funded from our general assets and individual disability insurance policies we pay for. The plan provides disability benefits, as a percentage of total compensation, that are comparable to benefits provided to employees whose compensation is not limited for purposes of determining benefits payable under our base long-term disability insurance plan.

Perquisites

We provide executive officers with a limited range of perquisites or other benefits not generally available to all salaried employees. For 2017, these included the DCP, the pension BEP, applicable non-U.S. pension plans and the long-term disability income plan discussed above. We do not provide executives with company cars or car allowances unless they are living overseas and such practices are consistent with local market practice.

We provide all management-level employees who relocate their principal residence at our request with benefits provided under our relocation assistance program, including, for example, reimbursement of temporary housing and moving expenses.

Pursuant to Mr. Hanson's offer letter, he is permitted reasonable personal use of our corporate aircraft up to $200,000 per year in aggregate incremental cost to the company. Pursuant to a time sharing agreement between Mr. Hanson and us, he is permitted to reimburse us for the incremental cost of his personal use of our corporate aircraft consistent with Federal Aviation Administration regulations, which is intended to cover any personal use in excess of the $200,000 annual limit. Mr. Florin is permitted limited personal use of our corporate aircraft with prior approval. These executives are personally taxed on their personal use of our corporate aircraft and we do not provide them with income tax gross-up payments. The aggregate incremental cost to the company for our NEOs' personal use of our corporate aircraft in 2017 is included in the footnotes to the Summary Compensation Table.

In 2017, at the committee's request, Willis Towers Watson reviewed our existing perquisite program in light of current market practices and emerging trends. This review revealed that, compared to our compensation peer group and general market practice, our perquisites were minimal and consistent with current market trends of decreased perquisite offerings.

THE COMMITTEE'S PROCESSES AND ANALYSES

Role of Committee and Input from Management. The committee is responsible for determining our executive compensation strategies, structure, policies and programs and must specifically approve compensation actions relating to our NEOs.

When setting compensation for our executives, the committee receives input from management and from Willis Towers Watson. The committee gives significant consideration to the recommendations of management when setting compensation for our NEOs other than our CEO. Management's recommendations include specific amounts for base salaries, target cash incentive opportunities and equity-based awards. These recommendations are typically developed initially by our human resources personnel, taking into consideration such factors as compensation history, tenure, internal equity, responsibilities and retention concerns to maintain consistency among our executives. These recommendations are then reviewed, and may be changed, by our CEO, who also considers his own assessment of the performance of each executive officer other than himself. Our CEO, our Senior Vice President, Global Human Resources and our Vice President, Global Compensation, Benefits, HRIS and HR Operations participate in committee meetings, at the request of the committee, to provide background information and explanations supporting compensation recommendations.

The committee itself reviews our CEO's performance and determines his compensation without his participation. The committee considers the company's performance on an operational and financial basis and the committee's assessment of his contributions during the year and overall performance. The committee receives input and recommendations with respect to our CEO's compensation from Willis Towers Watson.

The committee also reviews and approves actions related to other aspects of compensation that affect employees below the senior executive level, including compensation philosophy, annual incentive plan design and performance goals, equity award design and performance goals, equity value ranges and share pools.

Use of Peer Group Data. The committee reviews compensation data for a peer group of publicly traded companies, including other large medical device manufacturers and companies with whom we compete for business and for executive talent, to assess executive compensation levels, equity usage and incentive plan design and for performance comparisons. The peer group data is one of several inputs the committee considers when making compensation determinations. At the time compensation recommendations were developed and decisions were made relating to 2017 compensation, the following 11 companies made up the peer group:

Peer group at the time 2017 compensation decisions were made:

C.R. Bard, Inc.
Baxter International Inc.
Becton, Dickinson and Company
Boston Scientific Corporation
Edwards Lifesciences Corporation
Medtronic plc
Quest Diagnostics Incorporated
St. Jude Medical, Inc.
Stryker Corporation
Thermo Fisher Scientific Inc.
Varian Medical Systems, Inc.

The committee routinely reviews the continuing relevancy of the companies in the peer group and makes changes as circumstances warrant. In May 2017, the committee reviewed the existing peer group and possible additions to the peer group with the assistance of Willis Towers Watson. The committee noted at that time that the peer group had been reduced to ten companies as a result of Abbott Laboratories' acquisition of St. Jude Medical, Inc. in early 2017, and that it would be reduced to nine companies as a result of Becton, Dickinson and Company's plans to acquire C.R. Bard, Inc. later in 2017, and that a peer group of nine companies was at the lower end of the range of the desired number of peer companies. As part of its review, the committee took into consideration business focus, market capitalization, revenues, the public availability of compensation and financial performance information and competition for executive talent. Consistent with Willis Towers Watson's recommendation, in May 2017 the committee added Abbott Laboratories, Agilent Technologies, Inc., Danaher Corporation, Dentsply Sirona Inc., Hologic, Inc. and Laboratory Corporation of America Holdings to the peer group.

Role of Compensation Consultant. The committee has engaged Willis Towers Watson to provide advice and guidance to the committee on compensation proposals, including changes to compensation levels, the design of incentive plans, the setting of performance goals, and the design of other forms of compensation and benefits programs, as well as relevant information about market practices and trends. Typically, Willis Towers Watson attends committee meetings, reviews existing compensation programs to ensure consistency with our compensation philosophy and current market practices, and produces the comparative information derived from peer group and published survey data that the committee reviews when setting compensation. With respect to 2017, Willis Towers Watson's major activities included:

- developing recommendations regarding compensation to be paid to Mr. Florin as Interim CEO and to Mr. Hanson as our new President and CEO;
- assisting with preparations for the new CEO pay ratio computation and disclosure;
- reviewing our annual and long-term incentive plan design structures;
- reviewing performance measures and targets for the annual and long-term incentive programs;
- reviewing our executive perquisite program;
- reviewing current issues and trends in executive compensation;
- developing recommendations regarding the composition of the peer group we use to provide comparative market data;
- assisting with analyses related to Mr. Dvorak's compensation arrangements in connection with his separation from the company;
- performing a market review of executive officer compensation;
- assisting with executive compensation disclosures for the annual proxy statement filing; and
- assessing our executive compensation program and its relationship to organizational risk. The results of this assessment are discussed on page 22.

For many years, we have used the services of health and welfare benefit plan consultants formerly associated with the firm of Towers Perrin. As a result of the merger of the Watson Wyatt and Towers Perrin consulting firms in 2010, our longstanding health and welfare consultants are now associated with the same firm as the committee's compensation consultant.

In accordance with SEC rules, the committee considered the following factors to help it determine whether Willis Towers Watson's work has raised any conflicts of interest:

Other services provided by Willis Towers Watson: The following table shows the fees that we paid or accrued for consulting services related to executive and director compensation and all other services provided by Willis Towers Watson in 2017. All of the services described in the following fee table were approved by the committee:

Fees paid to Willis Towers Watson

Director and Executive Compensation Consulting Fees	$ 496,466
Health and Welfare Benefit Plan Consulting Fees	850,000
Total	$1,346,466

Fees paid to Willis Towers Watson relative to its total revenue: The total fees we paid to Willis Towers Watson in 2017 ($1.346 million) represented approximately sixteen thousandths of one percent (0.016%) of Willis Towers Watson's revenue for its 2017 fiscal year ($8.2 billion).

Policies and procedures to prevent conflicts of interest: Willis Towers Watson has represented to the committee that it has a range of robust policies and protocols in place that are intended to ensure that its advice is fully objective and independent. Among numerous other policies, these include:

- Neither the lead compensation consultant nor any member of his team (each, a "Willis Towers Watson team member") participates in any of the other consulting services provided to us by Willis Towers Watson.
- No Willis Towers Watson team member is compensated or rewarded in any way for the other consulting services provided to us.

In addition, the committee has adopted a policy, described in more detail below, under which the committee must approve in advance all consulting services provided to us by Willis Towers Watson and its affiliates.

Consultant relationships with committee members: No Willis Towers Watson team member has any business or personal relationship with any member of the committee. Further, aside from the professional services which Willis Towers Watson may provide to other companies on whose boards of directors our committee members may serve, no member of our committee has a business or personal relationship with the firm Willis Towers Watson.

Consultant stock ownership: Willis Towers Watson has represented to the committee that no Willis Towers Watson team member directly owns any Zimmer Biomet stock.

Consultant relationships with executive officers: No Willis Towers Watson team member has any business or personal relationship with an executive officer of Zimmer Biomet. Further, aside from the company's business relationship, no company executive officer has a business or personal relationship with the firm Willis Towers Watson.

Based on its review of these factors, the committee concluded that the work of Willis Towers Watson did not raise any conflicts of interest.

The committee has adopted a policy under which the committee must approve in advance all consulting services provided to us by Willis Towers Watson and its affiliates. Pursuant to the policy, the Willis Towers Watson fee budget for all services to be provided during the following fiscal year is presented to the committee for review and approval at its December meeting. Having this authority permits the committee to make real time assessments of the magnitude of fees being charged by Willis Towers Watson for other work and, to the extent those fees could give rise to a potential conflict of interest, to disapprove that work. The following additional protocols govern all of Willis Towers Watson's engagements with us:

- To the extent that a service can be forecasted in advance, approval may be given by the committee as part of the fee budget presented to the committee.
- With respect to a service that is identified after the budget is approved, the scope and cost of the service are to be provided to the Vice President, Global Compensation, Benefits, HRIS and HR Operations, who will arrange to request approval.

- The committee has delegated to its Chair the authority to pre-approve services to be provided by Willis Towers Watson, provided that such services do not exceed an aggregate of $100,000 annually.
- Approvals given by the Chair using this delegation of authority are to be reported to the full committee at its next meeting.
- Annually, the committee is to receive a report of the total fees we paid to Willis Towers Watson and its affiliates for executive or director compensation services and all other services.

GOVERNANCE FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

Equity Incentive Grant Practices

The committee approves annual equity-based awards to NEOs at approximately the same time each year, during its first regularly-scheduled meeting of the year, typically in February. In 2017, the committee established a mid-March grant date for annual equity grants to all eligible employees. The mid-March grant date timing was driven by these considerations:

- It coincides with our calendar-year-based performance management cycle, allowing supervisors to communicate the equity award decisions close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.
- It follows the annual earnings release and the filing of our Annual Report on Form 10-K.
- The annual operating plan is available at that time and is considered by the committee when setting targets for performance measures.

The committee approves target grant values for stock options and PRSUs prior to the grant date. On the grant date, those values are converted to a number of options and PRSUs based on:

- the average of the high and the low selling prices of our common stock on the grant date; and
- the same valuation methodology we use to determine the accounting expense of the grants under ASC 718.

The committee also approves equity-based awards outside of the annual grant cycle from time to time ("off-cycle awards") for purposes of attracting new hires for executive-level positions, in connection with promotions to executive-level positions, to reward superior performance, to recognize exceptional effort and commitment, to retain executive-level employees or for other purposes the committee deems appropriate.

The committee typically delegates authority to our CEO to grant a limited number of off-cycle awards to non-executive level employees as he deems appropriate from time to time. The aggregate number of shares underlying all such grants by our CEO during 2017 was limited to approximately 225,000. He subsequently reports any such grants he makes to the committee. These CEO-approved off-cycle grants are effective on the first trading day of the month following the later of the CEO's approval of the grant or the new hire's start date.

Under the terms of our 2009 Stock Incentive Plan and corresponding award agreements, the vesting of stock options held for at least one year accelerates upon the employee's retirement (as defined in the plan), reaching age 60, death or involuntary termination without cause if the employee executes a general release of claims. In the case of retired or deceased employees, the options remain exercisable for the original option term. If the employee's employment ends for a reason other than death or retirement as defined in the plan, the employee will have three months from the date of termination to exercise. We believe these practices enhance the effectiveness of stock options granted to more experienced employees. The committee does not consider these accelerated vesting practices when it determines the type or number of awards granted to a particular employee in any given year.

Executive Stock Ownership Guidelines

Our NEOs must meet stock ownership guidelines set by the Board. The committee oversees compliance with these guidelines and periodically reviews the guidelines. The guidelines require our CEO to own shares or units with a value equal to at least six times his base salary and the other NEOs to own shares or units with a value equal to at least three times their base salaries. NEOs have a period of five years to be in compliance with the stock ownership guidelines. All shares and units owned by the NEO count toward these guidelines, including shares owned indirectly, shares held in our employee stock purchase plan, as well as restricted shares, RSUs and PRSUs (at the target award level). In addition, one-half of the unrealized gain on vested stock options is counted toward these guidelines. NEOs subject to the guidelines may not sell shares acquired through option exercises or vesting of restricted stock, RSUs or PRSUs (other than to cover any required tax withholding obligation) until the minimum ownership requirements have been satisfied. All NEOs who are currently our employees are in compliance with the guidelines or are within the time period prior to required compliance. We have approved procedures by which every executive officer must obtain clearance prior to selling any shares of our common stock, in part to ensure no executive falls out of compliance with the stock ownership guidelines.

Executive Compensation Recoupment and Disclosure Policies

In February 2011, the Board adopted an executive compensation recoupment policy. This policy applies to cash incentive compensation paid and equity incentive awards granted to executive officers. In the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under federal securities laws, the Board will review the facts and circumstances that led to the requirement for the restatement and take any actions it deems appropriate with respect to incentive-based compensation. The Board will consider whether an executive officer received compensation based on performance reported, but not actually achieved, or was accountable for the events that led to the restatement, including any misconduct. Actions the Board may take include: seeking recovery of incentive-based compensation received by an executive officer during the three-year period preceding the date we are required to prepare an accounting restatement in excess of what would have been paid to the executive officer under the accounting restatement; imposing disciplinary actions; and pursuing any other remedies. In addition, the committee is monitoring regulatory developments with respect to compensation recoupment policies and will recommend to the Board any changes to the current policy that are necessary or appropriate in light of final rules to be issued by the SEC and the New York Stock Exchange.

In addition to the executive compensation recoupment policy described above, our equity incentive plan and related award agreements contain provisions that permit the committee, in its discretion, to require a participant to forfeit his or her right to any unvested portion of an award and, to the extent that any portion of an award has previously vested, to return to us the shares of common stock covered by the award or any cash proceeds the participant received upon the sale of such shares, in the event that the participant engages in activity that is deemed detrimental to the interests of the company, including, but not limited to, breach of restrictive covenants or violations of our Code of Business Conduct and Ethics or other policies, procedures or standards.

In February 2018, the Board adopted an executive compensation recoupment disclosure policy. The policy provides that, in the event we apply the recovery remedies available under the terms and conditions of any equity award or our executive compensation recoupment policy to any current or former executive officer to recoup incentive compensation (whether by forfeiture, cancellation, demand for repayment or otherwise), we intend to disclose such action in our annual proxy statement so long as we have previously disclosed the underlying event triggering the recoupment in an SEC filing, press release or similar public communication. If no amount is so recouped in any year, we also intend to disclose that fact. We may limit the disclosure contemplated by this policy if such disclosure could reasonably be expected to result in, or exacerbate, any regulatory action, litigation, arbitration, investigation or other proceeding involving us, or violate any applicable privacy law or right or other requirement or obligation. This policy is subject to change in the event final rules or regulations related to clawback disclosure are promulgated by the SEC, the New York Stock Exchange or any other applicable regulatory body.

In 2017, we did not take action to recoup incentive compensation from any current or former executive officer.

Prohibition on Hedging and Pledging

Our Stock Trading Policy prohibits directors and executive officers from holding company stock in a margin account or otherwise pledging company stock as collateral for a loan. The policy also prohibits directors and executive officers from entering into hedging, monetization, short sale or similar transactions involving company stock that are intended to realize the value of, or limit the risks and rewards of owning, Zimmer Biomet stock.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility of compensation paid to the most highly compensated executive officers of U.S. public companies to $1.0 million per year. At the time the committee made its compensation decisions for 2017, the tax law provided that compensation which qualified as "performance-based" was excluded from the $1.0 million per employee limit if, among other requirements, the compensation was payable only upon attainment of pre-established, objective performance goals under a plan approved by shareholders. However, the tax reform legislation signed into law on December 22, 2017 repealed this exception for fiscal years beginning after December 31, 2017, other than with respect to certain written binding contracts. As a general matter, in making its previous NEO compensation decisions, the committee considered Section 162(m) but determined that it would not necessarily seek to limit executive compensation to that sum which is deductible under Section 162(m), as the committee believes that it is important for it to retain maximum flexibility in designing compensation programs that are in our best interests and the best interests of our shareholders. In connection with its intention that annual cash incentive payments to NEOs related to 2017 performance qualify as performance-based compensation, the committee utilized the Section 162(m) Plan described above. In 2017, the impact of the Section 162(m) limitation on our after-tax compensation expense was not material.

COMPENSATION COMMITTEE REPORT

The Compensation and Management Development Committee of the Board of Directors consists of the five directors named below, each of whom meets the independence standards of the Board's Corporate Governance Guidelines, the New York Stock Exchange listing standards and applicable securities laws.

We reviewed and discussed with management the Compensation Discussion and Analysis that precedes this report. Based on our review and discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Zimmer Biomet's Annual Report on Form 10-K for the year ended December 31, 2017 and this proxy statement.

Compensation and Management Development Committee

Arthur J. Higgins, Chair
Christopher B. Begley
Michael J. Farrell
Michael W. Michelson
Cecil B. Pickett, Ph.D.

2017 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Bryan C. Hanson[7] President and CEO	2017	36,346	573,000	9,389,943	6,300,567	—	—	34,500	16,334,356
Daniel P. Florin[8] Executive VP, CFO, Former Interim CEO	2017	820,597	100,000	2,100,035	1,100,060	687,234	—	78,415	4,886,341
	2016	562,692	—	1,000,189	999,982	677,282	—	53,263	3,293,408
	2015	290,069	—	2,812,355	1,999,975	391,594	—	20,961	5,514,954
Katarzyna Mazur-Hofsaess[9] President, EMEA	2017	630,966	—	750,003	750,058	740,334	91,364	36,506	2,999,231
	2016	612,644	—	750,005	750,008	657,747	276,653	31,868	3,078,925
	2015	590,961	—	749,946	1,500,088	581,107	169,330	27,772	3,619,204
Sang Yi[10] President, APAC	2017	480,372	—	549,994	550,108	572,683	—	69,674	2,222,831
	2016	459,156	—	500,040	499,991	505,178	—	143,871	2,108,236
Chad F. Phipps Senior VP, General Counsel and Secretary	2017	484,734	—	600,028	599,979	418,184	—	49,980	2,152,905
	2016	470,615	—	600,223	599,968	503,515	—	50,899	2,225,220
	2015	462,005	—	599,891	1,500,160	447,132	—	39,016	3,048,204
David C. Dvorak[11] Former President and CEO	2017	706,338	—	3,750,015	3,750,030	—	—	570,837	8,777,220
	2016	1,112,077	—	3,750,023	3,750,039	1,933,454	888,570	58,200	11,492,363
	2015	1,056,258	—	3,749,949	3,750,054	1,729,269	1,056,303	50,345	11,392,178

(1) With respect to Mr. Hanson, represents a one-time cash bonus intended to replace a pro-rata portion of the bonus he forfeited upon leaving his former employer to join Zimmer Biomet; this bonus is subject to full repayment to us in the event he voluntarily terminates employment within one year. With respect to Mr. Florin, represents a one-time cash bonus in recognition of his exceptional effort and commitment while serving as our Interim CEO.

(2) The amounts in the "Stock Awards" column do not represent amounts the NEOs received or are entitled to receive; rather, the reported amounts represent the aggregate grant date fair value of stock awards granted in that year computed in accordance with ASC 718. For a discussion of the assumptions made in the valuation of the awards, see Note 4 to the Consolidated Financial Statements included in our 2017 Form 10-K. The stock awards consist of: (a) annual awards of PRSUs to all NEOs, other than Mr. Hanson, subject to service conditions, performance conditions (defined solely by the company's operations (iTSR)) and market conditions (relative TSR); (b) for Mr. Hanson (i) as incentive to serve as our President and CEO, a one-time sign-on grant of PRSUs subject to service conditions and market conditions (absolute stock price hurdles), and (ii) to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet, a one-time replacement grant of PRSUs subject to service conditions and market conditions (absolute stock price hurdles) and a one-time replacement grant of RSUs; and (c) for Mr. Florin, (i) in 2017, a one-time grant of RSUs in connection with his appointment as our Interim CEO, and (ii) in 2015, a one-time grant of RSUs in connection with the Biomet merger and his commencement of employment with us. All stock awards granted to Mr. Dvorak in 2017 were subsequently forfeited upon his termination of employment. We do not pay or accrue dividends or dividend equivalents on PRSUs or RSUs.

The annual awards of PRSUs to all NEOs other than Mr. Hanson are subject to performance conditions defined solely by the company's operations (iTSR), and amounts reported represent the value at the grant date based upon the probable outcome of the performance conditions. The following table presents the grant date fair value of such PRSUs included in the "Stock Awards" column and the grant date fair value of these awards assuming that the highest level of performance conditions would be achieved.

Name	2017 PRSU Awards		2016 PRSU Awards		2015 PRSU Awards	
	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)
Daniel P. Florin	1,099,987	2,199,974	1,000,189	2,000,378	1,000,184	2,000,369
Katarzyna Mazur-Hofsaess	750,003	1,500,006	750,005	1,500,010	749,946	1,499,892
Sang Yi	549,994	1,099,988	500,040	1,000,080	—	—
Chad F. Phipps	600,028	1,200,056	600,223	1,200,446	599,891	1,199,782
David C. Dvorak	3,750,015	7,500,030	3,750,023	7,500,046	3,749,949	7,499,899

The awards of PRSUs to Mr. Hanson in 2017 are subject to market conditions based on absolute stock price hurdles, and therefore expense recognition under ASC 718 is not subject to probable or maximum outcome assumptions. The aggregate grant date fair value of those PRSUs was $6,300,727, which was determined using a Monte Carlo valuation technique.

(3) The amounts in the "Option Awards" column do not represent amounts the NEOs received or are entitled to receive; rather, the reported amounts represent the aggregate grant date fair value of option awards granted in that year computed in accordance with ASC 718. For a discussion of the assumptions made in the valuation of our stock options, see Note 4 to the Consolidated Financial Statements included in our 2017 Form 10-K. The options awards include annual awards of stock options to all NEOs, other than Mr. Hanson. In 2017, Mr. Hanson received a one-time sign-on stock option grant as incentive to serve as our President and CEO, and a one-time replacement stock option grant intended to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet. Messrs. Florin, Yi and Phipps and Dr. Mazur-Hofsaess each received a special one-time stock option grant in 2015 in connection with the Biomet merger in addition to the annual grant. The option awards granted to Mr. Dvorak in 2017 were subsequently forfeited upon his termination of employment.

(4) For 2017, 2016 and 2015, amounts reported consist of the annual cash incentive award and the three-year Zimmer Biomet cash integration incentive award under the EPIP. The following table shows the awards earned for 2017:

	B. Hanson ($)	D. Florin ($)	K. Mazur-Hofsaess ($)	S. Yi ($)	C. Phipps ($)	D. Dvorak ($)
Annual cash incentive award	—	424,659	486,097	378,533	222,978	—
Zimmer Biomet cash integration incentive award	—	262,575	254,237	194,150	195,206	—
Total	—	687,234	740,334	572,683	418,184	—

(5) Amounts reported represent the change in actuarial present value of the NEO's accumulated benefit under the plans indicated below, as applicable, from December 31, 2016 to December 31, 2017, from December 31, 2015 to December 31, 2016, and from December 31, 2014 to December 31, 2015, respectively. As the change in the actuarial present value of Mr. Dvorak's accumulated benefit under the plans indicated below was negative for 2017, it is not reflected in the Summary Compensation Table. The accumulated benefit is the benefit to which the NEO would be entitled had he or she terminated employment as of December 31 of such year and elected to commence his or her benefit at the earliest age at which the NEO would receive an unreduced benefit, assuming he or she had met the eligibility conditions, payable as a monthly benefit for as long as the NEO lived.

Name	2017 ($)	2016 ($)	2015 ($)
Bryan C. Hanson	—	—	—
Daniel P. Florin	—	—	—
Katarzyna Mazur-Hofsaess			
SVE[a]	27,911	44,276	16,036
JJS[a]	63,453	232,377	153,294
Total	91,364	276,653	169,330
Sang Yi	—	—	—
Chad F. Phipps	—	—	—
David C. Dvorak			
Pension Plan[b]	(68,925)	92,631	53,065
Pension BEP[b]	(1,595,834)	795,939	1,003,238
Total	(1,664,759)	888,570	1,056,303

(a) SVE and JJS refer to our defined benefit cash balance type pension plans generally available to all employees in Switzerland. The SVE provides benefits based on compensation up to $123,181 for 2017, $148,905 for 2016 and $152,300 for 2015 and the JJS provides benefits based on compensation in excess of $123,181 up to $859,061 for 2017, in excess of $148,905 up to $859,138 for 2016 and in excess of $152,300 up to $878,728 for 2015. The assumed interest rates for 2017, 2016 and 2015 are 0.70%, 0.88% and 1.10%, respectively. The mortality assumption for 2017 and 2016 is based on the BVG 2015 Generational Mortality Table. The mortality assumption for 2015 is based on the BVG 2010 Mortality Table. The JJS has a maximum allowable monthly retirement pension of $7,159. Dr. Mazur-Hofsaess has an accumulated benefit of $7,159 monthly under the JJS, payable at age 65. The reported amounts are based upon the portion of the accumulated benefits attributable to company contributions.

(b) Pension plan refers to our U.S. defined benefit pension plan, the Retirement Income Plan. Pension BEP refers to the benefit equalization plan that supplements the pension plan. The expected benefit payments are discounted using interest and mortality assumptions to produce the present value of the accumulated benefit as of December 31 of such year. With respect to the pension plan, the assumed interest rates for 2017, 2016 and 2015 are 3.78%, 4.33% and 4.39%, respectively. The mortality assumption for 2017 is based on the RP-2014 Total Healthy Annuitant Mortality Table rolled back to 2006 and projected with Mortality Improvement Scale MP-2017. The mortality assumption for 2016 is based on the RP-2014 Total Healthy Annuitant Mortality Table rolled back to 2006 and projected with Mortality Improvement Scale MP-2016. The mortality assumption for 2015 is based on the RP-2014 Total Healthy Annuitant Mortality Table rolled back to 2006 and projected with Mortality Improvement Scale MP-2015. With respect to the pension BEP, the assumed interest rates are 2.06% for the first 5 years, 3.95% for the next 15 years and 4.75% for years after 20 and the mortality assumption is based on the 2018 Internal Revenue Service ("IRS") mortality table.

(6) Amounts reported for 2017 include the following:

	B. Hanson ($)	D. Florin ($)	K. Mazur-Hofsaess ($)	S. Yi ($)	C. Phipps ($)	D. Dvorak ($)
Company contributions to 401(k) plan	—	10,097	—	—	16,200	6,075
Company matching contributions to deferred compensation plan (credited to participants' accounts in 2018)	—	64,480	—	—	31,724	—
Non-business use of corporate aircraft[a]	34,500	—	—	—	—	—
Automobile allowance	—	—	—	60,813	—	—
Incremental cost of company-provided automobile (lease payments, fuel, maintenance, insurance)	—	—	36,506	—	—	—
Disability insurance premiums	—	3,838	—	—	2,056	1,875
Central Provident Fund allowance[b]	—	—	—	8,861	—	—
Severance[c]	—	—	—	—	—	562,887
Total	34,500	78,415	36,506	69,674	49,980	570,837

(a) Pursuant to his offer letter, Mr. Hanson is permitted personal use of corporate aircraft up to a maximum incremental cost to us of $200,000 per calendar year. Mr. Hanson has entered into a time sharing agreement with us under which he is permitted to reimburse us for the incremental costs of his personal use of corporate aircraft consistent with Federal Aviation Administration regulations. For purposes of the value disclosed in this proxy statement, we calculate incremental cost using a method that takes into account all variable costs, such as fuel, crew travel expenses, landing and parking fees and plane repositioning costs, less any reimbursement received from Mr. Hanson pursuant to the time sharing agreement. Since we use our aircraft primarily for business travel, we do not include as part of incremental cost the fixed costs that do not change based on usage, such as pilot salaries, the purchase or leasing costs of our aircraft and the cost of maintenance. The incremental cost, if any, of travel by Mr. Hanson's spouse or guests when accompanying him is included. Mr. Hanson is responsible for the payment of any tax on any income imputed to him as a result of his personal use of corporate aircraft.

(b) Our employees in Singapore who are Singapore citizens receive a pension benefit from the Central Provident Fund ("CPF"), a compulsory comprehensive social security savings plan provided by that country's government to which we make contributions as required by Singapore law. We provide a taxable allowance to Mr. Yi via payroll in lieu of mandatory contributions to the CPF, as Mr. Yi is not a Singapore citizen.

(c) Mr. Dvorak's separation qualified as an involuntary termination without cause under our broad-based severance plan generally applicable to all U.S.-based full-time employees. Under this plan, Mr. Dvorak received a lump sum cash severance benefit based on 16 years of credited service equal to 24 weeks' salary plus 12 weeks' COBRA coverage, or $537,887. He also received a lump sum cash payment in lieu of outplacement services of $25,000.

(7) Mr. Hanson joined the company on December 19, 2017.

(8) Mr. Florin was not employed by the company prior to June 24, 2015. He also served as Interim CEO from July 11, 2017 through December 19, 2017.

(9) Dr. Mazur-Hofsaess' compensation is paid in Swiss Francs and has been converted to U.S. Dollars using the average exchange rates for 2017, 2016 and 2015 of 1 CHF = 1.015439 USD, 1 CHF = 1.01553 USD and 1CHF = 1.038685 USD, respectively.

(10) Mr. Yi was not an NEO in 2015. Mr. Yi's compensation is paid in Singapore Dollars and has been converted to U.S. Dollars using the average exchange rate for 2017 and 2016 of 1 SGD = 0.723964 U.S. Dollars and 1 SGD = 0.724716 U.S. Dollars, respectively.

(11) Mr. Dvorak stepped down as President and CEO effective July 11, 2017 and his employment terminated effective August 15, 2017.

GRANTS OF PLAN-BASED AWARDS IN 2017

Name	Grant Date	Date of Comp. Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards[2] ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)		(l)
Bryan C. Hanson[4]	12/19/17	12/14/17	—	—	—	—	49,425[5]	—	—	—	—	121.38	3,550,692
	12/19/17	12/14/17	—	—	—	—	38,280[5]	—	—	—	—	121.38	2,750,035
	12/19/17	12/14/17	—	—	—	—	—	—	25,875[6]	—	—	121.38	3,089,216
	12/19/17	12/14/17	—	—	—	—	—	—	—	126,260	121.26	121.38	3,550,431
	12/19/17	12/14/17	—	—	—	—	—	—	—	97,800	121.26	121.38	2,750,136
Daniel P. Florin	—	—	369,269	738,538	1,477,075	—	—	—	—	—	—	—	—
	—	—	—	262,575	—	—	—	—	—	—	—	—	—
	08/01/17	07/10/17	—	—	—	—	—	—	8,425[7]	—	—	120.32	1,000,048
	03/21/17	02/09/17	—	—	—	4,331	8,662	17,324	—	—	—	120.98	1,099,987
	03/21/17	02/09/17	—	—	—	—	—	—	—	42,638	121.88	120.98	1,100,060
Katarzyna Mazur-Hofsaess[8]	—	—	252,387	504,773	1,009,546	—	—	—	—	—	—	—	—
	—	—	—	254,237	—	—	—	—	—	—	—	—	—
	03/21/17	02/09/17	—	—	—	2,953	5,906	11,812	—	—	—	120.98	750,003
	03/21/17	02/09/17	—	—	—	—	—	—	—	29,072	121.88	120.98	750,058
Sang Yi[9]	—	—	192,149	384,298	768,595	—	—	—	—	—	—	—	—
	—	—	—	194,150	—	—	—	—	—	—	—	—	—
	03/21/17	02/09/17	—	—	—	2,166	4,331	8,662	—	—	—	120.98	549,994
	03/21/17	02/09/17	—	—	—	—	—	—	—	21,322	121.88	120.98	550,108
Chad F. Phipps	—	—	193,894	387,787	775,574	—	—	—	—	—	—	—	—
	—	—	—	195,206	—	—	—	—	—	—	—	—	—
	03/21/17	02/09/17	—	—	—	2,363	4,725	9,450	—	—	—	120.98	600,028
	03/21/17	02/09/17	—	—	—	—	—	—	—	23,255	121.88	120.98	599,979
David C. Dvorak[10]	—	—	744,120	1,488,240	2,976,480	—	—	—	—	—	—	—	—
	—	—	—	744,120	—	—	—	—	—	—	—	—	—
	03/21/17	02/09/17	—	—	—	14,765	29,530	59,060	—	—	—	120.98	3,750,015
	03/21/17	02/09/17	—	—	—	—	—	—	—	145,350	121.88	120.98	3,750,030

(1) Amounts in the first line associated with each executive's name (other than Mr. Hanson, who did not participate in the 2017 annual cash incentive plan) consist of the cash incentive opportunity amounts under the annual cash incentive plan framework that the committee established and expected to utilize in its exercise of negative discretion to reduce executives' payouts under the Section 162(m) Plan, as described further in the CD&A. Under the Section 162(m) Plan, if we reported net earnings for 2017, a bonus of 3% of our net earnings for 2017 would have been payable to each executive under the Section 162(m) Plan, subject to a limit of 200% of such executive's base salary as of January 1, 2017. This would have equated to payouts to each of Mr. Florin, Dr. Mazur-Hofsaess, Mr. Yi, Mr. Phipps and Mr. Dvorak of $1,133,000, $1,234,165, $930,728, $947,600 and $2,239,200, respectively. However, because the committee intended and expressed that it would exercise negative discretion to reduce those amounts, we have disclosed in this table the possible amounts that executives could have received pursuant to that exercise of negative discretion under the annual cash incentive plan framework. The amount in the second line associated with each executive's name (other than Mr. Hanson) consists of the Zimmer Biomet cash integration incentive plan opportunity for 2017.

(2) The committee set the exercise price of stock options at fair market value on the date of grant. The Zimmer Biomet Holdings, Inc. 2009 Stock Incentive Plan ("2009 Plan") defines "fair market value" as the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant. An exercise price in excess of fair market value may be used for employees based outside the U.S.

(3) Amounts represent the grant date fair value of stock and option awards determined in accordance with ASC 718. With respect to equity incentive plan awards granted to Mr. Hanson, amounts represent the grant date fair value of PRSUs subject to service conditions and market conditions (absolute stock price hurdles). The grant date fair value of these PRSUs was determined using a Monte Carlo valuation technique. With respect to equity incentive plan awards granted to the other NEOs, amounts represent the grant date fair value of PRSUs subject to service conditions, performance conditions (defined solely by the company's operations (iTSR)) and market conditions (relative TSR) based upon the probable outcome of the performance conditions. For a discussion of the assumptions made in the valuation of our equity awards, see Note 4 to the Consolidated Financial Statements included in our 2017 Form 10-K.

(4) Mr. Hanson joined the company on December 19, 2017.

(5) This PRSU award is split into three equal tranches, with one tranche subject to a stock price hurdle at 20% ($135.76), the second tranche subject to a stock price hurdle at 35% ($152.73) and the third tranche subject to a stock price hurdle at 50% ($169.70), in each case above the

base price of $113.13, which represents the average closing price of our common stock over the 30 trading days immediately prior to Mr. Hanson's hire date. Each applicable hurdle must be met for 20 consecutive trading days in order for the related tranche of units to be eligible to vest. The hurdles may be met at any time during the four-year award term, but the delivery of shares may only occur on the fourth anniversary of the grant date (or, if later, the date the committee determines whether or not the hurdles have been met), subject to Mr. Hanson's continued employment on that date. Any tranche of the award that has not met the applicable stock price hurdle will be forfeited on the fourth anniversary of the grant date. As of December 31, 2017, none of the price hurdles had been met.

(6) These RSUs will vest 33-1/3% per year on each of the first, second and third anniversaries of the grant date, subject to Mr. Hanson's continued employment.

(7) These RSUs will vest 50% per year on each of the first and second anniversaries of the grant date, subject to Mr. Florin's continued employment.

(8) Dr. Mazur-Hofsaess' compensation is paid in Swiss Francs and has been converted to U.S. Dollars using the average exchange rate for 2017 of 1 CHF = 1.015439 USD.

(9) Mr. Yi's compensation is paid in Singapore Dollars and has been converted to U.S. Dollars using the average exchange rate for 2017 of 1 SGD = 0.723964 U.S. Dollars.

(10) Mr. Dvorak stepped down as President and CEO effective July 11, 2017 and his employment terminated effective August 15, 2017. As a result, Mr. Dvorak forfeited his opportunity under the 2017 annual cash incentive plan and the Zimmer Biomet cash integration incentive plan for 2017, as well as all stock awards and option awards granted to him in 2017.

Narrative Discussion

Non-Equity Incentive Plan Awards. The non-equity incentive plan awards reflected in the first row of the table for each NEO, other than Mr. Hanson, in columns (c) through (e) represent the annual cash incentive opportunity for 2017. The non-equity incentive plan awards reflected in the second row of the table in column (d) for each NEO, other than Mr. Hanson, represent the Zimmer Biomet cash integration incentive plan opportunity for 2017. These awards were granted under the EPIP. Amounts actually earned for 2017 performance are shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation." Material terms of the awards, including a discussion of the applicable performance measures and target and actual performance for 2017, are described in the CD&A.

Equity Incentive Plan Awards. The equity incentive plan awards reflected in columns (f) through (h) were granted under the 2009 Plan and represent PRSUs. For Mr. Florin, Dr. Mazur-Hofsaess, Mr. Yi, Mr. Phipps and Mr. Dvorak, these PRSUs had a grant date fair value of $126.99 per unit, and the material terms of these PRSUs, including a discussion of the applicable performance measure and target performance for the three-year performance period ending December 31, 2019, are described in the CD&A. For Mr. Hanson, the PRSUs reflected in the first and second rows of column (g) consist of a one-time sign-on grant as incentive to serve as our President and CEO and a one-time replacement grant intended to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet, respectively. These grants are each split into three equal tranches, with each tranche subject to achievement of a stock price hurdle during the four-year award term as described in footnote (5) above. The grant date fair value of $71.84 per unit represents the average of the per unit fair values for the three tranches, determined using a Monte Carlo valuation technique. We do not pay or accrue dividends or dividend equivalents on PRSUs.

Other Stock Awards. The stock awards reflected in column (i) were granted under the 2009 Plan. The stock award reflected in the third row of column (i) for Mr. Hanson reflects a one-time replacement grant of RSUs intended to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet. These RSUs will vest ratably on the first, second and third anniversaries of the grant date, contingent on continued employment through the applicable vesting date, and the grant date fair value of these RSUs was $119.39 per unit. The stock awards reflected in column (i) for Mr. Florin were granted under the 2009 Plan and represent a one-time grant of RSUs in connection with his appointment as our Interim CEO. These RSUs will vest ratably on the first and second anniversaries of the grant date, contingent on continued employment through the applicable vesting date, and the grant date fair value of these RSUs was $118.70 per unit. Material terms of the RSUs are described in the CD&A. We do not pay or accrue dividends or dividend equivalents on PRSUs or RSUs.

Option Awards. The option awards reflected in column (j) were granted under the 2009 Plan and represent nonqualified stock options. For Mr. Florin, Dr. Mazur-Hofsaess, Mr. Yi, Mr. Phipps and Mr. Dvorak, the grant date fair value of these awards was $25.80 per option, as determined using a Black-Scholes option pricing model. These stock options generally become exercisable in four equal installments on the first through fourth anniversaries of the grant date, contingent on continued employment through the applicable vesting date. The options reflected in the fourth and fifth rows of column (j) for Mr. Hanson consist of a one-time sign-on stock option grant as incentive to serve as our President and CEO, and a one-time replacement stock option grant intended to replace the value similar of awards that he forfeited upon leaving his former employer to join Zimmer Biomet, respectively. The grant date fair value of these awards was $28.12 per option, as determined using a Black-Scholes option pricing model. These stock options generally become exercisable in four equal installments on the first through fourth anniversaries of the grant date, contingent on continued employment through the applicable vesting date. Option awards may vest on an accelerated basis after the NEO has held the award for at least one year if the NEO reaches age 60 or retires, or if the NEO's employment is terminated involuntarily without cause and the NEO signs a general release of claims in favor of the company. Other material terms of the option awards are described in the CD&A.

OUTSTANDING EQUITY AWARDS AT 2017 FISCAL YEAR-END

Name (a)	Grant Date	Option Awards[1]		Option Exercise Price[2] ($) (e)	Option Expiration Date (f)	Stock Awards		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($) (j)
		Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)			Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($) (h)		
Bryan C. Hanson	12/19/2017	—	126,260	121.26	12/19/2027				
	12/19/2017	—	97,800	121.26	12/19/2027			49,425[5]	5,964,115
	12/19/2017							38,280[5]	4,619,248
	12/19/2017								
	12/19/2017					25,875[6]	3,122,336		
Daniel P. Florin	03/21/2017	—	42,638	121.88	03/21/2027				
	03/21/2016	11,865	35,595	104.01	03/21/2026				
	06/24/2015	20,990	20,990	113.83	06/24/2025				
	06/24/2015	20,991	20,991	113.83	06/24/2025				
	08/01/2017					8,425[7]	1,016,645		
	03/21/2017							4,331	522,622
	03/21/2016							4,558	550,014
Katarzyna Mazur-Hofsaess	03/21/2017	—	29,072	121.88	03/21/2027				
	03/21/2016	8,899	26,697	104.01	03/21/2026				
	06/24/2015	15,745	15,744	113.83	06/24/2025				
	06/24/2015	15,744	15,743	113.83	06/24/2025				
	03/17/2014	6,481	6,481	94.34	03/17/2024				
	03/18/2013	8,765	—	73.15	03/18/2023				
	03/21/2017							2,953	356,339
	03/21/2016							3,418	412,450
Sang Yi	03/21/2017	—	21,322	121.88	03/21/2027				
	03/21/2016	5,933	17,797	104.01	03/21/2026				
	06/24/2015	10,497	10,497	113.83	06/24/2025				
	06/24/2015	10,496	10,495	113.83	06/24/2025				
	03/17/2014	—	1,655	94.34	03/17/2024				
	03/21/2017							2,166	261,371
	03/21/2016							2,279	275,007
Chad F. Phipps	03/21/2017	—	23,255	121.88	03/21/2027				
	03/21/2016	7,119	21,356	104.01	03/21/2026				
	06/24/2015	12,597	12,597	113.83	06/24/2025				
	06/24/2015	18,893	18,892	113.83	06/24/2025				
	03/17/2014	19,032	6,343	94.34	03/17/2024				
	03/18/2013	33,535	—	73.15	03/18/2023				
	03/19/2012	34,100	—	64.13	03/19/2022				
	03/16/2011	30,040	—	60.01	03/16/2021				
	03/16/2010	32,800	—	58.02	03/16/2020				
	02/17/2009	30,100	—	39.94	02/17/2019				
	02/12/2008	27,000	—	78.53	02/12/2018				
	03/21/2017							2,363	285,143
	03/21/2016							2,735	330,032

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[2] ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
David C. Dvorak	03/21/2016	177,980	—	104.01	03/21/2026				
	06/24/2015	157,433	—	113.83	06/24/2025				
	03/17/2014	132,390	—	94.34	03/17/2024				
	03/18/2013	173,780	—	73.15	03/18/2023				
	03/19/2012	184,230	—	64.13	03/19/2022				
	03/16/2011	163,845	—	60.01	03/16/2021				
	03/16/2010	188,000	—	58.02	03/16/2020				
	02/17/2009	222,700	—	39.94	02/17/2019				
	02/19/2008	200,000	—	76.33	02/19/2018				
	03/21/2016							17,088	2,062,009

(1) Stock options become exercisable 25% per year beginning on the first anniversary of the grant date. Option awards may vest on an accelerated basis after the NEO has held the award for at least one year if the NEO reaches age 60 or retires, or if the NEO's employment is terminated involuntarily without cause and the NEO signs a general release of claims in favor of the company.

(2) The option exercise price is equal to the average of the high and low selling prices of our common stock as reported by the New York Stock Exchange on the date of grant.

(3) Market value is calculated by multiplying the number of units in column (g) or (i), as applicable, by $120.67, the closing price of our common stock as reported by the New York Stock Exchange on December 29, 2017.

(4) The number of unearned PRSUs reported in column (i) for all NEOs other than Mr. Hanson is based on achieving threshold performance; if performance is achieved, these PRSUs will vest in accordance with the schedule set forth below.

Grant Date	Type of Award	Vesting
03/21/2017	PRSU	100% on the third anniversary, contingent upon 2017-2019 performance
03/21/2016	PRSU	100% on the third anniversary, contingent upon 2016-2018 performance

(5) This PRSU award is split into three equal tranches, with one tranche subject to a stock price hurdle at 20% ($135.76), the second tranche subject to a stock price hurdle at 35% ($152.73) and the third tranche subject to a stock price hurdle at 50% ($169.70), in each case above the base price of $113.13, which represents the average closing price of our common stock over the 30 trading days immediately prior to Mr. Hanson's hire date. Each applicable hurdle must be met for 20 consecutive trading days in order for the related tranche of units to be eligible to vest. The hurdles may be met at any time during the four-year award term, but the delivery of shares may only occur on the fourth anniversary of the grant date (or, if later, the date the committee determines whether or not the hurdles have been met), subject to Mr. Hanson's continued employment on that date. Any tranche of the award that has not met the applicable stock price hurdle will be forfeited on the fourth anniversary of the grant date. As of December 31, 2017, none of the price hurdles had been met.

(6) These RSUs will vest 33-1/3% per year on each of the first, second and third anniversaries of the grant date, subject to continued employment.

(7) These RSUs will vest 50% per year on each of the first and second anniversaries of the grant date, subject to continued employment.

OPTION EXERCISES AND STOCK VESTED IN 2017

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise[1] ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting[2] ($)**
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Bryan C. Hanson	—	—	—	—
Daniel P. Florin	—	—	16,225	2,094,485
Katarzyna Mazur-Hofsaess	44,195	1,824,105	4,685	570,024
Sang Yi	12,957	595,599	1,597	194,483
Chad F. Phipps	16,700	517,136	4,587	558,100
David C. Dvorak	152,500	4,715,850	23,929	2,911,441

(1) Value realized on exercise is calculated on the basis of the difference between the exercise price and the closing price of our common stock as reported by the New York Stock Exchange on the date of exercise, multiplied by the number of shares of common stock underlying the options exercised.

(2) Value realized on vesting is calculated by multiplying the closing price of our common stock on the New York Stock Exchange on the date of vesting by the number of shares of common stock that vested.

PENSION BENEFITS IN 2017

Name	**Plan Name[1]**	**Number of Years Credited Service (#)**	**Present Value of Accumulated Benefit ($)**
(a)	**(b)**	**(c)**	**(d)**
Bryan C. Hanson[2]		—	—
Daniel P. Florin[2]		—	—
Katarzyna Mazur-Hofsaess[3]	SVE	7.877	192,558
	JJS	7.877	1,244,517
Sang Yi[4]		—	—
Chad F. Phipps[2]		—	—
David C. Dvorak	Pension Plan	16.135	733,873[5]
	Pension BEP	16.135	4,788,640[6]

(1) The full name of the plan referred to as the pension plan is the Zimmer Biomet Holdings, Inc. Retirement Income Plan. The full name of the plan referred to as the pension BEP is the Restated Benefit Equalization Plan of Zimmer Biomet Holdings, Inc. and its Subsidiary or Affiliated Corporations Participating in the Zimmer Biomet Holdings, Inc. Retirement Income Plan or the Zimmer Puerto Rico Retirement Income Plan. The full name of the plan referred to as SVE is the Sulzer Vorsorgeeinrichtung. The full name of the plan referred to as JJS is the Johann Jakob Sulzer Stiftung.

(2) Messrs. Hanson, Florin and Phipps are not eligible to participate in the pension plan or pension BEP.

(3) The accumulated benefit is the benefit to which Dr. Mazur-Hofsaess would be entitled had she terminated employment on December 31, 2017 and elected to commence her benefit at the earliest age at which she would receive an unreduced benefit, assuming she had met the eligibility conditions, payable as a monthly benefit for as long as she lived, with 60% of her benefit continuing to her surviving spouse following her death. The expected benefit payments are discounted using interest and mortality assumptions to produce the present value of the accumulated benefit as of December 31, 2017. The assumed interest rate is 0.70% and the mortality assumption is based on the BVG 2015 Generational Mortality Table. The reported amounts represent the portion of the accumulated benefits attributable to company contributions.

(4) We do not offer defined benefit pension plans for employees in Singapore, including Mr. Yi.

(5) The present value of accumulated benefit is the benefit to which Mr. Dvorak would be entitled based on a termination date of August 15, 2017 assuming he elected to commence his benefit at the earliest age at which he would receive an unreduced benefit, assuming he had met the eligibility conditions, payable as a monthly benefit for as long as he lived. The expected benefit payments are discounted using interest and mortality assumptions to produce the present value of the accumulated benefit as of December 31, 2017. With respect to the pension plan, the assumed interest rate is 3.78% and the mortality assumption is based on the RP-2014 Total Healthy Annuitant Mortality Table rolled back to 2006 and projected with Mortality Improvement Scale MP-2017.

(6) Mr. Dvorak's employment terminated on August 15, 2017. He will receive a lump sum payment of his entire benefit under the pension BEP in 2018.

EXECUTIVE COMPENSATION

Narrative Discussion

The following narrative describes the retirement plans our NEOs participated in during 2017.

Pension Plan. The pension plan covers all non-union U.S. employees who had become participants prior to September 2, 2002. Mr. Dvorak is the only NEO who participated in the pension plan in 2017. We pay the entire cost of the pension plan. Participants cannot make contributions to the plan.

Benefits under the pension plan are determined based upon the following factors:

- Final average compensation, which is equal to the average of the highest five consecutive years of pension compensation during the 10 years immediately prior to the participant's date of termination.
- Pension compensation is equal to the participant's annualized base salary plus regular incentive award payments received during the year.
- Pension compensation is limited to $270,000 for 2017. This limit is adjusted annually to take into account increases in the cost of living.
- For benefit accruals after December 31, 2019, compensation earned after December 31, 2019 will not be included in the determination of the final average compensation.
- Years of service, which includes service earned while an employee of our former parent company, if applicable. Service is capped at 40 years.
- Estimated Social Security benefits payable at age 65.
- Value of retirement benefits that will be paid from our former parent company's retirement plan, if applicable.

The retirement benefit payable at age 65 equals (1) 2% times final average compensation times years of service less (2) estimated Social Security benefits divided by 70 times years of service less (3) value of retirement benefits payable to the participant from our former parent company's retirement plan.

Mr. Dvorak has no years of service with our former parent company and will receive no retirement benefits from that company.

A participant may commence his retirement benefit prior to age 65. If the benefit commences prior to age 65, it is reduced to recognize that the participant will likely receive the benefit for more years than if he had waited until age 65 to commence the benefit. The reduction in the benefit depends upon the number of years of service the participant has accrued at retirement and the participant's age at termination. The following table sets forth the percentage reduction in the benefit at each year from age 65 down to age 55.

Retirement Age	5 or More Years of Service But Less Than 10	10 or More Years of Service
65	0%	0%
64	9%	0%
63	18%	0%
62	25%	0%
61	32%	0%
60	38%	0%
59	44%	4%
58	48%	8%
57	53%	12%
56	57%	16%
55	60%	20%

If the participant's age at termination of employment is less than 55, the reduction in the benefit will be based on the applicable mortality table in the year of the benefit commencement date. Mr. Dvorak was less than age 55 when his employment terminated. He may elect to commence this benefit at any point after reaching age 55 and no later than age 65.

A participant may elect between a number of optional forms of annuity payments and, if he retires from active employment, a lump sum distribution of the value of his age 65 benefit. In lieu of the full annuity options, the participant may elect a partial annuity option for the portion of his benefit accrued after December 31, 2002, plus a lump sum distribution of the value of his benefit accrued as of December 31, 2002 ("2002 lump sum"). All full and partial annuity/2002 lump sum optional forms of payment are approximately equal to each other in value.

The pension plan is a qualified plan under the Code and is funded entirely by us. We deposit contributions into a trust for the benefit of plan participants. The assets may only be used to pay participants' retirement benefits and plan expenses.

Pension BEP. The pension BEP supplements the pension plan. Like the pension plan, the pension BEP is available only to non-union U.S. employees hired before September 2, 2002. Mr. Dvorak is the only NEO who participated in the pension BEP in 2017. The plan generally uses the same benefit formula as the pension plan described above with the following exceptions:

- Limitation on compensation is ignored.
- 40 year service limitation is ignored.
- Regular incentive award payments paid during the year are replaced by regular incentive award payments earned during the year.
- A participant will receive a lump sum payment of his entire benefit. In accordance with Section 409A of the Code, payments are delayed six months from the date of separation from service.

The participant's benefit from the pension BEP is reduced by the benefit payable from the pension plan. The primary purpose of the pension BEP is to provide retirement benefits to executives that are comparable, as a percentage of compensation, to benefits provided to employees whose compensation has not been limited by the annual compensation limit under U.S. law.

The pension BEP is a "nonqualified plan" under the Code. We do not make contributions for the benefit of the plan participants into a trust. Therefore, when benefits are paid, they are distributed from our general assets. The promise to provide these benefits is limited to our ability to pay the benefits in the event of our bankruptcy or insolvency.

The committee has granted additional years of service in excess of a participant's actual years of service only twice. Mr. Dvorak has not been granted additional service credit. We do not expect the committee to grant any additional service credit in the future.

Mr. Dvorak will receive a lump sum payment of his entire benefit under the Pension BEP in 2018.

Non-U.S. Pension Plans. We maintain a number of pension plans for our employees whose principal place of employment is outside the U.S. These pension plans are governed, and in some cases mandated, by the laws of the applicable countries and can vary significantly from plan to plan. Dr. Mazur-Hofsaess participates in two cash balance defined benefit pension plans generally available to all employees in Switzerland, known as the SVE and the JJS. We contribute a percentage of Dr. Mazur-Hofsaess' pay, which varies by plan, into each of the SVE and the JJS. At the time of her retirement, Dr. Mazur-Hofsaess may elect to receive her account balances in a lump sum payment, partial or full, or in an annuity payment up to a maximum limit, with any residual account balance paid as a lump sum. If Dr. Mazur-Hofsaess terminates employment prior to becoming eligible for retirement benefits, she will receive her account balances in a lump sum payment. We do not offer a company-sponsored retirement plan for employees in Singapore. Our employees in Singapore who are Singapore citizens receive a pension benefit from the Central Provident Fund ("CPF"), a compulsory comprehensive social security savings plan provided by that country's government to which we make contributions as required by Singapore law. We provide a taxable allowance to Mr. Yi via payroll in lieu of mandatory contributions to the CPF with respect to him, as Mr. Yi is not a Singapore citizen.

NONQUALIFIED DEFERRED COMPENSATION IN 2017

Name (a)	Executive Contributions in Last FY[1] ($) (b)	Registrant Contributions in Last FY[2][3] ($) (c)	Aggregate Earnings in Last FY[4] ($) (d)	Aggregate Balance at Last FYE[3][5] ($) (f)
Bryan C. Hanson	—	—	—	—
Daniel P. Florin				
DCP	82,060	64,480	22,326	194,834
Katarzyna Mazur-Hofsaess	—	—	—	—
Sang Yi	—	—	—	—
Chad F. Phipps				
DCP	55,911	31,724	17,465	139,587
401(k) BEP	—	—	50,185	318,522
David C. Dvorak				
DCP	1,237,252	—	297,487	1,743,367
401(k) BEP	—	—	617,246	2,827,003
EPIP	—	—	2,947,788	18,640,184

(1) Amounts shown in this column are reported in the Summary Compensation Table, as follows:

	Amount Reported as Salary for 2017 ($)	Amount Reported as Non-Equity Incentive Compensation for 2016 ($)
Bryan C. Hanson	—	—
Daniel P. Florin		
DCP	82,060	—
Katarzyna Mazur-Hofsaess	—	—
Sang Yi	—	—
Chad F. Phipps		
DCP	55,911	—
401(k) BEP	—	—
David C. Dvorak		
DCP	91,824	1,145,428
401(k) BEP	—	—
EPIP	—	—

(2) The amounts shown in this column are reported in the Summary Compensation Table as part of All Other Compensation.

(3) Our matching contributions to the DCP for 2017 reported in column (c) were not credited to participants' accounts until 2018. Therefore, these matching contributions are not reflected in the aggregate balance at last fiscal year end in column (f).

(4) The amounts shown in this column are not reported as compensation in the Summary Compensation Table as they do not represent above-market or preferential earnings on deferred compensation.

(5) Of the amounts shown in this column, the following amounts are or were previously reported in the Summary Compensation Table:

	Aggregate Amount Reported in the Summary Compensation Table of this and prior Proxy Statements ($)
Bryan C. Hanson	—
Daniel P. Florin	
DCP	172,610
Katarzyna Mazur-Hofsaess	—
Sang Yi	—
Chad F. Phipps	
DCP	121,797
401(k) BEP	54,018
David C. Dvorak	
DCP	1,431,246
401(k) BEP	1,153,493
EPIP	9,278,941

Narrative Discussion

The following is a description of the plan that allowed NEOs to defer compensation in 2017 and 2016.

Deferred Compensation Plan ("DCP"). We adopted the DCP effective as of January 1, 2016 and froze all other nonqualified defined contributions plans for employees as of December 31, 2015. The DCP provides U.S.-based executives with the opportunity to defer each year, on a pre-tax basis, up to 50% of base salary and up to 95% of annual incentive awards. To be effective, a participant must have made the election by December 31 of the year preceding the year in which the compensation was earned. We will match 100% of a participant's contributions, up to a maximum of 6% of his aggregate base salary and annual incentive award, minus our matching contributions under the 401(k) plan. With respect to a participant who also participates in the pension plan, we will match 75% of the executive's contributions, up to a maximum of 3% of his aggregate base salary and annual incentive award, minus our matching contributions under the 401(k) plan. An executive must be employed on December 31 of the year the compensation was earned to be eligible to receive our matching contributions, unless termination of employment was due to the executive's death, disability or retirement, as defined in the DCP. Our matching contributions vest 25% per year of service.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts. Investment alternatives under this plan are slightly different than those offered under the 401(k) plan. During 2017, the investment alternatives included over two dozen different mutual funds from a number of different fund families. Our contributions follow the investment direction of participant contributions. Participants may change the investment direction of their existing account balances at any time by contacting the plan administrator. During 2017, the rates of return of the various investment alternatives available under the plan ranged from 0.48% to 37.80%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan, we distribute cash from our general assets. The plan does not permit loans. During employment, the plan permits hardship distributions of vested amounts prior to the scheduled payment date only in the event of an unforeseeable emergency and only if the financial hardship resulting from the unforeseeable emergency cannot be relieved by other means, including cessation of deferrals under the DCP. If a participant receives a hardship distribution, the participant will be ineligible to defer compensation under the DCP for the remainder of that year and the following year.

At the time a participant makes an annual deferral election, he also chooses a withdrawal payment date and the form of payment he wishes to receive with respect to the payment of the vested amounts attributable to those deferrals. A participant may choose to commence payments on a specified date in the future or following separation from service. If a participant elects to commence payments on a specified date in the future, he may elect to receive his vested amounts in a lump sum or in substantially equal annual installments over two to five years. If a participant elects to commence payments following separation from service, he may elect to receive his vested amounts in a lump sum or in substantially equal annual installments over five to 15 years. In accordance with Section 409A of the Code, payments are delayed six months following a participant's separation from service.

If an executive is terminated for cause (as defined under the DCP, including willfully engaging in conduct that is demonstrably and materially injurious to us or our subsidiaries, monetarily or otherwise), or information is discovered after the executive's separation that would have allowed us to terminate him for cause, then the executive will forfeit any and all amounts in his company matching contribution account.

The following is a description of the two plans that allowed NEOs to defer compensation prior to 2016.

Benefit Equalization Plan of the Zimmer Biomet Holdings, Inc. Savings and Investment Program ("401(k) BEP"). The 401(k) BEP is a nonqualified plan that supplements the 401(k) plan. Prior to 2016, a U.S.-based executive could elect to defer, on a pre-tax basis, up to 30% of base pay in excess of the maximum compensation limit for tax-qualified plans, which was $265,000 for 2015. To be effective, a participant must have made the election by December 31 of the year preceding the year in which the base pay was earned. Participants could also receive company contributions under this plan that they would otherwise forego under the 401(k) plan because of U.S. tax law limitations. Effective as of December 31, 2015, in connection with the adoption of the DCP, we amended the 401(k) BEP to remove the provision that allowed U.S.-based executives to elect to defer a portion of their base pay under this plan.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts. Investment alternatives under this plan are slightly different than those offered under the 401(k) plan. During 2017, the investment alternatives included over two dozen different mutual funds from a number of different fund families. Our contributions follow the investment direction of participant contributions. Participants may change the investment direction of their existing account balances at any time by contacting the plan administrator. During 2017, the rates of return of the various investment alternatives available under the plan ranged from 0.48% to 37.80%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan, we distribute cash from our general assets. The plan does not permit loans. During employment, the plan permits withdrawals only for extreme financial hardship or unforeseen emergencies. A participant must withdraw all available funds from his 401(k) plan account before making a withdrawal from this plan.

Unless a participant elected otherwise, his account balance will be paid in a single lump sum following separation of service. For amounts deferred prior to 2008, a participant may have irrevocably elected, however, prior to the beginning of each year, to defer receipt of the portion of his account balance attributable to that year's contributions for a period of one to five years following retirement and/or to have that amount paid in equal annual installments following retirement over a period of (1) up to 15 years, (2) the participant's life expectancy, or (3) the joint life expectancy of the participant and his designated beneficiary. Despite any election that a participant might have made, if the participant terminates employment prior to attaining age 55 with at least ten years of service, or if the participant's account balance at the time of retirement is $15,000 or less, the participant's account balance will be paid in a single lump sum following his termination of employment or retirement. In accordance with Section 409A of the Code, payments are delayed six months following a participant's separation from service.

EPIP. Prior to 2016, the EPIP allowed U.S.-based executives to elect to defer, on a pre-tax basis, from 25% to 95% of their annual incentive award. To be effective, a participant must have made the election by December 31 of the year preceding the year in which the annual incentive award was earned. Effective as of December 31, 2015, in connection with the adoption of the DCP, we amended the EPIP to remove the provision that allowed U.S.-based executives to elect to defer, on a pre-tax basis, a portion of their annual incentive award under this plan.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts. Investment alternatives under this plan are slightly different than those offered under the 401(k) plan. During 2017, the investment alternatives included over two dozen different mutual funds from a number of different fund families. Our contributions follow the investment direction of participant contributions. Participants may change the investment direction of their existing account balances at any time. During 2017, the rates of return of the various investment alternatives available under the plan ranged from 0.48% to 37.80%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan, we distribute cash from our general assets. The plan does not permit loans or withdrawals during employment.

Unless a participant elected otherwise, his account balance will be paid in a single lump sum six months after separation of service. For amounts deferred prior to 2008, a participant may have irrevocably elected, prior to the beginning of each year, to defer receipt of the portion of his account balance attributable to that year's contributions for a period of one to five years following termination of employment and/or to have that amount paid in equal annual installments following termination over a period of (1) up to ten years, (2) the participant's life expectancy, or (3) the joint life expectancy of the participant and his designated beneficiary.

Our obligation to make payments to a participant will terminate if, after termination of employment, the participant either discloses our confidential information to unauthorized persons or otherwise conducts himself in a manner which the committee determines is contrary to our best interests.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The table below reflects the estimated amount of compensation payable to each of the NEOs in the event of his or her termination of employment. The table shows the potential compensation payable to each NEO other than Mr. Dvorak upon a termination following a change in control, voluntary resignation, retirement, death, disability, company-initiated (with cause) termination and company-initiated (without cause) termination, assuming such termination was effective as of December 31, 2017. With respect to Mr. Dvorak, who stepped down as President and CEO effective July 11, 2017 and whose employment terminated effective August 15, 2017, the table reflects compensation payable upon his employment termination. The table excludes certain amounts payable pursuant to plans that do not discriminate in favor of executive officers and that are available generally to all salaried employees. The amounts shown are only estimates of the amounts that would be payable to the NEOs upon termination of employment and do not reflect tax positions we may take or the accounting treatment of such payments. Actual amounts to be paid can only be determined at the time of separation.

	Termination Scenario						
Compensation Components	**Change in Control($)**	**Voluntary Resignation($)**	**Retirement($)**	**Death($)**	**Disability($)**	**Company-Initiated (with Cause($)**	**Company-Initiated (without Cause)($)**
Bryan C. Hanson							
Severance – Salary(1)	3,150,000	—	—	—	—	—	2,100,000
Severance – Cash Incentive Award(2)	—	—	—	—	—	—	—
Stock Options (accelerated)(3)	—	—	—	—	—	—	—
PRSUs and RSUs (accelerated)(4)	13,705,699	—	—	—	—	—	—
Health and Welfare(5)	51,780	—	—	—	—	—	—
Disability(6)	—	—	—	—	6,444,122	—	—
Outplacement(7)	25,000	—	—	—	—	—	—
Daniel P. Florin							
Severance – Salary(1)	1,167,000	—	—	—	—	—	—
Severance – Cash Incentive Award(2)	1,050,300	—	—	—	—	—	—
2017 Annual Cash Incentive Award(8)	525,150	424,659	424,659	424,659	424,659	424,659	424,659
Stock Options (accelerated)(3)	880,163	—	—	880,163	—	—	880,163
PRSUs and RSUs (accelerated)(4)	4,260,496	—	—	—	—	—	1,016,645
Nonqual. Pension & Def. Comp.							
DCP(9)	194,834	194,834	194,834	194,834	194,834	194,834	194,834
Health and Welfare(5)	46,004	—	—	—	—	—	—
Disability(6)	—	—	—	—	2,730,837	—	—
Outplacement(7)	25,000	—	—	—	—	—	—

Compensation Components	Termination Scenario						
	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Company-Initiated (with Cause($)	Company-Initiated (without Cause)($)
Katarzyna Mazur-Hofsaess							
Severance – Salary[1]	1,271,190	—	—	—	—	—	—
Severance – Cash Incentive Award[2]	1,016,952	—	—	—	—	—	—
2017 Annual Cash Incentive Award[8]	508,476	486,097	486,097	486,097	486,097	486,097	486,097
Stock Options (accelerated)[3]	830,788	—	—	830,788	—	—	830,788
PRSUs (accelerated)[4]	2,361,271	—	—	—	—	—	—
Swiss Pension Plans[10]							
SVE	123,802	123,802	192,558	—	—	123,802	123,802
JJS	1,060,706	1,060,706	1,244,517	—	—	1,060,706	1,060,706
Health and Welfare[5]	18,253	—	—	—	—	—	—
Outplacement[7]	25,000	—	—	—	—	—	—
Sang Yi							
Severance – Salary[1]	970,750	—	—	—	—	—	—
Severance – Cash Incentive Award[2]	776,600	—	—	—	—	—	—
2017 Annual Cash Incentive Award[8]	388,300	378,533	378,533	378,533	378,533	378,533	378,533
Stock Options (accelerated)[3]	483,659	—	—	483,659	—	—	483,659
PRSUs (accelerated)[4]	1,621,684	—	—	—	—	—	—
Health and Welfare[5]	129,265	—	—	—	—	—	—
Outplacement[7]	25,000	—	—	—	—	—	—
Chad F. Phipps							
Severance – Salary[1]	976,028	—	—	—	—	—	—
Severance – Cash Incentive Award[2]	780,822	—	—	—	—	—	—
2017 Annual Cash Incentive Award[8]	390,411	222,978	222,978	222,978	222,978	222,978	222,978
Stock Options (accelerated)[3]	738,187	—	—	738,187	—	—	738,187
PRSUs (accelerated)[4]	1,889,210	—	—	—	—	—	—
Nonqual. Pension & Def. Comp.							
401(k) BEP[11]	318,522	318,522	318,522	318,522	318,522	318,522	318,522
DCP[9]	139,587	139,587	139,587	139,587	139,587	139,587	139,587
Health and Welfare[5]	45,966	—	—	—	—	—	—
Disability[6]	—	—	—	—	2,935,743	—	—
Outplacement[7]	25,000	—	—	—	—	—	—
David C. Dvorak[12]							
Severance[1]	—	—	—	—	—	—	537,887
Stock Options (accelerated)[3]	—	—	—	—	—	—	1,812,623
Pension Plan[13]	—	—	—	—	—	—	733,873
Nonqual. Pension & Def. Comp.							
Pension BEP[14]	—	—	—	—	—	—	4,788,640
401(k) BEP[11]	—	—	—	—	—	—	2,827,003
EPIP[15]	—	—	—	—	—	—	18,640,184
DCP[9]	—	—	—	—	—	—	1,743,367
Outplacement[7]	—	—	—	—	—	—	25,000

(1) Amount shown in "Change in Control" column represents three times (for Mr. Hanson) or two times (for each of Mr. Florin, Dr. Mazur-Hofsaess, Mr. Yi and Mr. Phipps) the NEO's base salary in effect as of December 31, 2017. See the narrative that follows this table for a description of the change in control severance agreements we have with each of the NEOs who are currently our employees. In the case of Mr. Hanson, the amount shown in the "Company-Initiated (without Cause)" column represents two times his base salary in effect as of December 31, 2017, which severance would have been payable pursuant to his offer letter in the event of his involuntary termination of employment without cause on December 31, 2017. In the case of Messrs. Florin and Phipps, the "Company-Initiated (without Cause)" column excludes severance payable

under our severance plan for U.S. employees, which does not discriminate in favor of executive officers and is available generally to all salaried employees. In the case of Dr. Mazur-Hofsaess, Swiss law requires the payment of compensation and health and welfare benefits for six months for all termination scenarios other than death. Because these government-mandated benefits do not discriminate in favor of executive officers and are available generally to all salaried employees, their values are not included in this table. In the case of Mr. Dvorak, the amount shown in the "Company-Initiated (without Cause)" column represents severance paid to Mr. Dvorak in connection with termination of his employment pursuant to our severance plan for U.S. employees.

(2) Amount represents two times the NEO's target incentive award opportunity under the 2017 annual cash incentive plan framework that the committee established and expected to utilize in its exercise of negative discretion to reduce executives' payouts under the Section 162(m) Plan, as described further in the CD&A. Under the Section 162(m) Plan, if we reported net earnings for 2017, a bonus of 3% of our net earnings for 2017 would have been payable to each executive under the Section 162(m) Plan, subject to a limit of 200% of such executive's base salary as of January 1, 2017. However, because the committee intended and expressed that it would exercise negative discretion to reduce those amounts, we have used the target opportunity under the 2017 annual cash incentive plan framework that executives could have received pursuant to that exercise of negative discretion as the amount that is multiplied by two to calculate the amount reported in this line of the table. Mr. Hanson did not have a target incentive award opportunity under the 2017 annual cash incentive plan framework since his employment commenced on December 19, 2017.

(3) Amount represents the value of unvested stock options held by the NEO that would vest as a result of the specified termination event. For all NEOs except Mr. Dvorak, value is calculated on the basis of the difference between the exercise price and $120.67, the closing price of our common stock on the New York Stock Exchange on December 29, 2017, multiplied by the number of shares of common stock underlying "in-the-money" options. For Mr. Dvorak, value is calculated on the basis of the difference between the exercise price and $112.97, the closing price of our common stock on the New York Stock Exchange on August 15, 2017, the date of termination of his employment, multiplied by the number of shares of common stock underlying "in-the-money" options that accelerated upon his termination of employment and execution of a general release of claims in favor of the company.

(4) Amount represents the value of unvested PRSUs and RSUs, as applicable, held by the NEO that would vest as a result of the specified termination event. Value is calculated by multiplying the number of unvested units that would vest by $120.67, the closing price of our common stock on the New York Stock Exchange on December 29, 2017.

(5) Amount represents the estimated cost of health and welfare benefits to be provided to the NEO in the event of a change in control and termination of employment. With respect to Dr. Mazur-Hofsaess, the reported amount also includes estimated automobile-related expenses for the six month statutory notice period under Swiss law. With respect to Mr. Yi, the reported amount also includes the cost of continuing to provide an automobile allowance and health and welfare benefits for a period of 24 months.

(6) U.S.-based executives are generally eligible to participate in our Long-Term Disability Income Plan for Highly Compensated Employees. The amount for each of Messrs. Hanson, Florin and Phipps represents the present value of his benefit under the plan assuming he became disabled effective December 31, 2017. Under the plan as in effect as of that date, a participant would be entitled to a monthly benefit equal to 70% of his monthly base earnings (including salary, the average of the annual incentive earned for the year preceding the date of disability and the target annual bonus for the year in which the disability occurred, and sales commissions, as applicable) reduced by the benefits payable under our base long-term disability insurance plan, supplemental insurance plan and certain other sources of income (including social security disability benefits). Benefits would be payable until the earliest of the following: (1) the date the participant ceases to be totally disabled; (2) the date the participant accepts or refuses a job we offer to him at a salary at least equal to that which he was earning immediately prior to becoming disabled; or (3) the participant's 65th birthday (or a later date if benefits commenced under the plan after the participant reached age 63 ½). The present value was determined by discounting the expected benefit payments using an interest rate of 3.78% and a mortality table for disabled employees. The present value excludes benefits payable under our base long-term disability insurance plan, which does not discriminate in favor of executive officers and is available generally to all salaried employees. The present value does include the benefit payable under the insured, supplemental insurance policy because that benefit is paid for by us, but is not available to all salaried employees.

(7) For all NEOs other than Mr. Dvorak, amount represents the estimated cost of outplacement services to be provided to the NEO in the event of a change in control and termination of employment. For Mr. Dvorak, amount represents a lump sum cash payment in lieu of outplacement services in connection with termination of his employment.

(8) Amount represents the actual amount payable to the NEO under the annual cash incentive plan for 2017 assuming the NEO terminated employment effective December 31, 2017 as a result of the specified termination event.

(9) Amount represents the NEO's vested account balance in the DCP as of December 31, 2017. U.S.-based executives are generally eligible to participate in the DCP. See "NONQUALIFIED DEFERRED COMPENSATION IN 2017 – *Narrative Discussion – Deferred Compensation Plan*" for more information about this plan, including available forms of payment and material conditions applicable to receipt of payments.

(10) With respect to these Swiss pension plans, amounts shown in the "Retirement" column represent the present value of Dr. Mazur-Hofsaess' accumulated benefit commencing at age 65. For all other termination scenarios, amounts shown represent the value of the cash balance account as of December 31, 2017. Reported amounts are based upon the portion of the accumulated benefit and cash balance account attributable to company contributions.

(11) Amount represents the NEO's vested account balance in the 401(k) BEP as of December 31, 2017. Prior to 2016, U.S.-based executives were generally eligible to participate in the 401(k) BEP. See "NONQUALIFIED DEFERRED COMPENSATION IN 2017 – *Narrative Discussion – Benefit Equalization Plan of the Zimmer Biomet Holdings, Inc. Savings and Investment Program*" for more information about this plan, including available forms of payment.

(12) With respect to Mr. Dvorak, the table shows compensation payable only upon a company-initiated (without cause) termination effective as of August 15, 2017, the date his employment terminated.

(13) U.S.-based employees hired before September 2, 2002 are generally eligible to participate in the pension plan. Mr. Dvorak was the only NEO who was eligible to participate in the pension plan in 2017. With respect to Mr. Dvorak, the amount represents the present value of his accumulated benefit commencing at age 65 under the pension plan.

(14) U.S.-based executives hired before September 2, 2002 are generally eligible to participate in the pension BEP. Mr. Dvorak was the only NEO who was eligible to participate in the pension BEP in 2017. With respect to Mr. Dvorak, the amount represents the present value of his accumulated benefit under the pension BEP as of December 31, 2017. Because Mr. Dvorak's employment terminated August 15, 2017, he will receive a lump sum payment of his entire benefit under the pension BEP in 2018.

(15) Amount represents the balance of the deferred compensation account under the EPIP as of December 31, 2017 for Mr. Dvorak. Prior to 2016, U.S.-based executives were generally eligible to elect to defer a portion of their payouts under the EPIP. See "NONQUALIFIED DEFERRED COMPENSATION IN 2017 – *Narrative Discussion* – *EPIP*" for more information about this plan, including available forms of payment and material conditions applicable to receipt of payments.

CHANGE IN CONTROL ARRANGEMENTS

We have entered into change in control severance agreements with each of the NEOs who are our current employees. The agreements provide the NEOs with certain severance benefits following a change in control of us and termination of their employment. The agreements are intended to encourage executives to remain employed with us during a time when their prospects for continued employment following a transaction may be uncertain (since many transactions result in significant organizational changes at the executive level). We choose to provide these agreements to promote a stable executive team and so that executives will remain focused on shareholders' and customers' interests during the transition process. To receive the severance benefits provided under the agreements, an executive must sign a general release of any claims against us.

We do not believe NEOs should receive severance benefits merely because a change in control transaction occurs. Therefore, our agreements have a "double trigger." This means that severance benefits are provided only upon the occurrence of both a change in control of us and either (1) an involuntary termination of employment or (2) a voluntary termination of employment with "good reason" (as defined in the agreement). If both triggers occur, the NEO would be provided with severance benefits that would include a lump sum payment equal to three times (in the case of Mr. Hanson) or two times (in the case of the other NEOs) the sum of the NEO's base salary and target annual incentive award. In addition, the NEO would receive a payout of any unpaid incentive compensation allocated or awarded to the NEO for the completed calendar year preceding the date of termination and a pro rata portion to the date of termination of the aggregate value of all contingent incentive compensation awards to the NEO for the current calendar year. If prior to a change in control, the NEO's employment is terminated without cause at the direction of a person who has entered into an agreement with us, the consummation of which would constitute a change in control, or by the NEO for good reason, the NEO would be entitled to a lump-sum severance payment equal to three times (in the case of Mr. Hanson) or two times (in the case of the other NEOs) the sum of the NEO's base salary and the amount of the largest aggregate annual bonus paid to the NEO during the three years immediately prior to the year in which the termination occurred. In addition, the NEO would receive a payout of any unpaid incentive compensation allocated or awarded to the NEO for the completed calendar year preceding the date of termination, provided that the performance conditions applicable to such incentive compensation are met, and an amount equal to a pro rata portion to the date of termination of the average annual award paid to the NEO under our incentive compensation plans during the three years immediately prior to the year in which the notice of termination was given.

Further, unless otherwise provided for under a written award agreement, (1) all outstanding stock options granted to the NEO would become immediately vested and exercisable, (2) all time-based restrictions on RSUs would immediately lapse, and (3) with respect to PRSUs, the number of units that would be earned would be the greater of (a) the target number, or (b) the number that would have been earned based on actual performance through the date of the change in control. Each U.S.-based NEO would receive a cash amount equal to the unvested portion, if any, of our matching contributions (and attributable earnings) credited to him under the 401(k) plan, the 401(k) BEP and the DCP, as well as a lump-sum payment equal to two times the annual value for life and health (including medical and dental) insurance benefits and any applicable perquisites prior to termination.

Given that none of the NEOs has an employment agreement with us, we have concluded that a constructive termination severance trigger is appropriate to prevent potential acquirers from causing the constructive termination of an NEO's employment to avoid paying any severance benefits at all. Without a constructive termination trigger, following a change in control, an acquirer could materially demote an NEO, materially reduce his or her salary and reduce or eliminate his or her annual bonus opportunity in order to encourage the NEO to resign voluntarily and thereby avoid paying severance. Thus, our agreements provide certain benefits for NEOs in the event of a voluntary termination for "good reason" (as defined in the agreements).

Under the terms of the agreements we entered into before August 2009, including the agreement with Mr. Phipps, in the event that any payments made to an NEO in connection with a change in control and termination of employment would be subject to excise tax as excess parachute payments under the Code, we will "gross up" the NEO's compensation to fully offset such excise taxes provided the payments exceed 110% of the maximum total payment which could be made without triggering the excise taxes. If the aggregate parachute payments exceed such maximum amount but do not exceed 110% of such maximum amount, then the parachute payments would be automatically reduced so that no portion of the parachute payments is subject to excise tax and no gross-up payment would be made. As discussed in the CD&A, after reviewing our change in control severance agreements in light of current market practices and emerging trends, the committee decided that any change in control severance agreement that we enter into with newly hired or promoted executives after July 2009 will not contain any tax gross-up provisions. Accordingly, our agreement with Mr. Phipps is the only agreement that contains such provisions.

NON-COMPETE ARRANGEMENTS

We have entered into Confidentiality, Non-Competition and Non-Solicitation Agreements with each of the NEOs.

Agreements with U.S.-Based NEOs. The agreements with U.S.-based NEOs provide that the NEO is restricted from competing with us for a period of two years, in the case of Mr. Hanson, or 18 months, in the case of the other U.S.-based NEOs, following termination of employment within a specified territory, which generally includes every country in which we have significant operations. With respect to U.S.- based NEOs other than Mr. Hanson, in the event of an NEO's involuntary separation from employment with us for a reason that renders the NEO eligible for severance benefits, then, to the extent the NEO is denied, solely because of the provisions of the non-competition agreement, a specific employment, consulting or other position that would otherwise be offered to the NEO by a competing organization, and provided the NEO satisfies all conditions of the non-competition agreement, then upon expiration of the NEO's severance benefit period, the company will make monthly payments to the NEO for each month the NEO remains unemployed through the end of the non-competition period. These monthly payments will equal the lesser of the NEO's monthly base pay at the time of his separation of employment from the company or the monthly compensation that would have been offered to the NEO from the competing organization.

Agreement with Dr. Mazur-Hofsaess. Our agreement with Dr. Mazur-Hofsaess is similar to our agreements with U.S.-based NEOs except that the specified territory in which she is restricted from competing with us is defined as Switzerland, the European Community member states, the European Free Trade Association member states and any other country for which she possesses knowledge of confidential company information.

Agreement with Mr. Yi. Our agreement with Mr. Yi is similar to our agreements with U.S.-based NEOs except that the specified territory in which he is restricted from competing with us is defined as Australia, China, Hong Kong, India, Japan, Korea, Malaysia, New Zealand, Singapore, Taiwan, Thailand and any other country where we have, at the relevant time, established a representative office or entity.

2017 CEO PAY RATIO

As required by Item 402(u) Regulation S-K of the Exchange Act, we are providing the following information about the relationship of the annual total compensation of our CEO and the annual total compensation of our employees for 2017.

As a result of our CEO transition during 2017, we calculated the annual total compensation of our CEO for this purpose by annualizing the compensation of Mr. Florin, the individual serving as our CEO on December 7, 2017, the date we selected to identify our "median employee," as described further below.

The ratio of the annual total compensation of our CEO, calculated as described above, to the median of the annual total compensation of all employees for 2017 was 87.7 to 1. This ratio was based on the following:

- the annual total compensation of our CEO, determined as described above, was $5,390,947; and
- the median of the annual total compensation of all of our employees (other than our CEO) was $61,496.

This pay ratio is a reasonable good faith estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay ratios within our industry will also differ and may not be comparable depending on the size, scope, global breadth and structure of the company.

Methodology for Determining Our "Median Employee." We used the following methodology and material assumptions and estimates to identify the median employee.

Employee Population

- Total Global Population. We determined that, as of December 7, 2017, the date we selected to identify the median employee, our employee population consisted of 18,686 individuals (excluding our CEO) working for Zimmer Biomet Holdings, Inc. and our consolidated subsidiaries, with approximately 46.8% of these individuals located in the U.S. and approximately 53.2% located in more than 40 other countries around the world.

- *De Minimis* Exemption. We chose to exclude 4.95% of our non-U.S. employees (925 individuals in 11 countries, as detailed below) from the determination of our median employee.

Chile	117		Slovakia	8
Costa Rica	36		South Africa	146
El Salvador	2		Taiwan	138
India	164		Thailand	158
Malaysia	31		Turkey	65
Mexico	60			

After excluding employees employed in the jurisdictions set forth above, our adjusted employee population consisted of 17,761 U.S. and non-U.S. employees in the aggregate (excluding our CEO) as of December 7, 2017.

Compensation Measure Used to Identify the Median Employee

- To identify the median employee, we utilized a consistently applied compensation measure, target total cash compensation, which includes base salary (for salaried employees), base hourly compensation and overtime pay (for hourly employees), sales commissions (as applicable), and target annual cash incentive compensation (annual bonus) for the year ended December 31, 2017. The target total cash compensation of employees paid in currencies other than U.S. dollars was converted to U.S. dollars using a 12-month average exchange rate.

Selection of Median Employee

- We calculated median target total cash compensation for the resulting employee population (after the *de minimis* exemption described above). That median value was $57,861.
- We also identified the employees whose target total cash compensation was within a one percent (1%) range (plus or minus one-half of one percent (0.5%)) of that median value (270 employees) (the "Median Group").
- We then identified our median employee from the Median Group as an employee whose annual total compensation includes elements that we reasonably believe reflect our compensation practices for a representative employee.

Annual Total Compensation of "Median Employee." To determine the annual total compensation of the median employee, we calculated the elements of that employee's compensation for 2017 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation in the amount of $61,496.

Annual Total Compensation of Chief Executive Officer. To calculate the annual total compensation of our CEO, we annualized the base salary paid to Mr. Florin during the period he served as our Interim CEO. We also re-computed his non-equity incentive plan compensation based upon that annualized base salary amount. We utilized all other elements of his compensation as reported in the Summary Compensation Table (*i.e.*, bonus, stock awards, option awards and all other compensation), which included additional one-time cash bonus and stock awards related to his additional duties and efforts while serving as our Interim CEO. The result is an annual total compensation number for purposes of this CEO pay ratio calculation ($5,390,947) that is higher than the amount reported in column (j) of the Summary Compensation Table ($4,886,341).

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2017 about our equity compensation plans under which shares of our common stock have been authorized for issuance.

	A	B	C
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (#)
Equity compensation plans approved by security holders[1]	8,673,093[2]	93.83[3]	13,806,474[4][5][6][7]
Equity compensation plans not approved by security holders[8]	112,715[9]	N/A[10]	415,027
Total	8,785,808	93.83	14,221,501

(1) Consists of the 2009 Plan, the 2006 Stock Incentive Plan ("2006 Plan"), the TeamShare Stock Option Plan ("TeamShare Plan"), the Stock Plan for Non-Employee Directors, the Restated Deferred Compensation Plan for Non-Employee Directors and the Employee Stock Purchase Plan.

(2) Includes shares which may be issued pursuant to the following outstanding awards: (a) 55,257 DSUs issued pursuant to the terms of the Restated Deferred Compensation Plan for Non-Employee Directors, as described in footnote 6 below, and (b) 1,361,072 RSUs issued pursuant to the terms of the 2009 Plan, the 2006 Plan and the Stock Plan for Non-Employee Directors (assuming that outstanding PRSUs are earned at the maximum award level).

(3) Represents the weighted average exercise price of outstanding options. Does not take into consideration outstanding DSUs or RSUs, which, once vested, may be converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost.

(4) Assumes that outstanding PRSUs are earned at the maximum award level. No shares remain available for future issuance under the TeamShare Plan or the 2006 Plan. After shareholder approval of the 2009 Plan on May 4, 2009, an aggregate of 6,682,573 shares remaining available under the TeamShare Plan and the 2006 Plan were merged into the 2009 Plan, which provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, RSUs, performance units and performance shares. The maximum number of shares of our common stock that may be issued pursuant to awards under the 2009 Plan is equal to the sum of (a) 11,682,573 shares, plus (b) 3,700,000 shares approved by shareholders on May 7, 2013, plus (c) 10,000,000 shares approved by shareholders on May 3, 2016, plus (d) the aggregate number of shares underlying outstanding awards under the TeamShare Plan and the 2006 Plan as of May 4, 2009 that later terminate or expire or are cancelled or forfeited during the term of the 2009 Plan without having been exercised or fully vested; provided, however, that each award of restricted stock, RSUs, performance units and performance shares under the 2009 Plan reduces the number of shares available for grant by two and thirty-seven hundredths (2.37) shares for every one share or unit granted. Between May 4, 2009 and December 31, 2017, an aggregate of 3,674,567 shares underlying outstanding awards under the TeamShare Plan and the 2006 Plan terminated or were cancelled or forfeited without having been exercised or fully vested and became available for issuance under the 2009 Plan.

(5) The Stock Plan for Non-Employee Directors provides for the grant of stock options, restricted stock and RSUs. A maximum of 800,000 shares may be issued pursuant to awards under the plan. As of December 31, 2017, 459,062 shares remained available for future issuance. Of the 800,000 total shares that may be issued, not more than 400,000 shares may be issued pursuant to awards of restricted stock and RSUs. As of December 31, 2017, 126,092 full value awards had been granted and not cancelled under the Stock Plan for Non-Employee Directors, leaving a maximum of 273,908 full value awards that could still be granted under the plan.

(6) The Restated Deferred Compensation Plan for Non-Employee Directors provides for the mandatory deferral of certain compensation payable to our non-employee directors in the form of DSUs. When amounts are deferred, a director's deferred compensation account is credited with that number of DSUs equal to the deferral amount divided by the fair market value of a share of our common stock. Such DSUs are payable in shares of our common stock after cessation of the individual's service as a director. A maximum of 200,000 shares may be issued under the plan. As of December 31, 2017, 115,855 shares remained available for future issuance.

(7) Includes 1,880,356 shares available for purchase under the Employee Stock Purchase Plan.

(8) Consists of the Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan (the "Sales Representative Plan"), which is described below.

(9) This number is the sum of the actual deferred stock units awarded under the Sales Representative Plan as of December 31, 2017 (111,312) and the number of deferred stock units that would have been awarded (1,403) if all outstanding stock option units as of December 31, 2017 (3,876) were converted into deferred stock units as of December 31, 2017.

(10) Deferred stock units are converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost, but were acquired as described below.

The Sales Representative Plan is an unfunded, deferred compensation plan for our independent distributors. A participant may allocate each year's contribution to his or her account in 10% increments between deferred stock units and a non-interest bearing deferred compensation account. For plan years prior to 2008, participants could also allocate contributions to stock option units. Neither stock option units nor deferred stock units have any dividend or voting rights. A participant's stock option units will be converted into deferred stock units upon the earlier of (1) the ten-year anniversary of the date of grant of the applicable stock option unit, or (2) the date of the termination of the participant's distributor agreement. Deferred stock units will be converted into shares of common stock on a one-to-one basis upon distribution from the plan. Prior to 2009, participants may have elected to receive distributions of their interest in the plan in annual installments over a period of three to ten years. For amounts deferred after 2008, distributions of participants' interests in the plan will generally be made in three annual installments. The maximum number of shares that may be issued over the life of the plan is 750,000.

OWNERSHIP OF OUR STOCK

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 11, 2018 by each non-employee director, each of the executives named in the Summary Compensation Table and all current directors and executive officers as a group.

Beneficial Owner	Common Stock Beneficially Owned[1]			
	Total Shares Owned[2]	Shares Acquirable in 60 Days[3]	Deferred Share Units[3]	Percent of Class[4]
(a)	(b)	(c)	(d)	(e)
Non-Employee Directors				
Christopher B. Begley	6,972	2,767	4,204	*
Betsy J. Bernard	17,578	10,425	7,152	*
Gail K. Boudreaux	6,972	2,767	4,205	*
Michael J. Farrell	2,912	—	2,912	*
Larry C. Glasscock[5]	32,337	18,166	10,663	*
Robert A. Hagemann	18,893	11,803	7,090	*
Arthur J. Higgins	21,356	12,244	7,212	*
Michael W. Michelson	2,188	—	2,188	*
Cecil B. Pickett, Ph.D.	19,256	11,803	7,453	*
Jeffrey K. Rhodes	2,177	—	2,177	*
Named Executive Officers				
Bryan C. Hanson	25,077	—	—	*
Daniel P. Florin	98,695	76,371	—	*
Katarzyna Mazur-Hofsaess	94,964	78,282	—	*
Sang Yi	40,075	39,844	—	*
Chad F. Phipps	280,509	237,492	—	*
David C. Dvorak	1,695,075	1,400,358	—	*
All current directors and executive officers as a group (20 persons)[6]	784,202	604,279	55,257	*

* Less than 1.0%

(1) Unless otherwise noted, shares are owned directly or indirectly with sole voting and dispositive power. None of the shares owned by our current directors and executive officers have been pledged as security.

(2) Includes shares owned directly and indirectly, shares acquirable within 60 days after March 11, 2018 (column (c)) and deferred share units (column (d)).

(3) A beneficial owner of stock is a person who has sole or shared voting power, meaning the power to control voting decisions, or sole or shared investment power, meaning the power to cause the disposition of the stock. A person is also considered the beneficial owner of shares as to which the person has the right to acquire beneficial ownership (within the meaning of the preceding sentence) within 60 days. For this reason, column (c) includes exercisable stock options, stock options that become exercisable within 60 days after March 11, 2018, shares underlying RSUs that will settle within 60 days after March 11, 2018 and vested RSUs held by directors that would be settled in shares of our common stock within 60 days at the discretion of the director (e.g., upon retirement). Similarly, column (d) includes deferred share units held by directors that would be settled in shares of our common stock within 60 days at the discretion of the director. The table does not include stock options or RSUs held by executive officers that vest more than 60 days after March 11, 2018. It also does not include vested RSUs held by directors that are subject to mandatory deferral of settlement until May 2018 or later.

(4) Based on 203,182,674 shares outstanding as of March 16, 2018, plus shares acquirable within 60 days of March 11, 2018 as described in footnote (3) above.

(5) Total shares owned by Mr. Glasscock include 40 shares held in a trust with respect to which Mr. Glasscock shares voting authority with the trustee.

(6) Excludes shares owned by Mr. Dvorak.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information concerning each person (including any group) known to us to beneficially own more than 5% of our common stock as of March 11, 2018. Unless otherwise noted, shares are owned directly or indirectly with sole voting and investment power.

Name and Address of Beneficial Owner	Total Number of Shares Owned	Percent of Class[1]
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	17,525,833	8.63%
Massachusetts Financial Services Company[3] 111 Huntington Avenue Boston, MA 02199	16,684,779	8.21%
The Vanguard Group[4] 100 Vanguard Boulevard Malvern, PA 19355	13,831,997	6.81%

(1) Based on 203,182,674 shares outstanding as of March 16, 2018.

(2) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 16, 2018, based solely on information provided by BlackRock, Inc. in a Schedule 13G/A filed with the SEC on January 23, 2018. BlackRock, Inc. possesses sole power to vote or to direct the vote of 15,865,312 shares and sole power to dispose or to direct the disposition of 17,525,833 shares.

(3) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 16, 2018, based solely on information provided by Massachusetts Financial Services Company ("MFS") in a Schedule 13G/A filed with the SEC on February 9, 2018. MFS possesses sole power to vote or to direct the vote of 14,323,410 shares and sole power to dispose or to direct the disposition of 16,684,779 shares.

(4) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 16, 2018, based solely on information provided by The Vanguard Group in a Schedule 13G/A filed with the SEC on February 9, 2018. The Vanguard Group possesses sole power to vote or to direct the vote of 285,744 shares, shared power to vote or to direct the vote of 41,798 shares, sole power to dispose or to direct the disposition of 13,518,335 shares and shared power to dispose or to direct the disposition of 313,662 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Based on our records, we believe that during 2017 all applicable Section 16(a) filing requirements were met.

ADDITIONAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. Why am I receiving these materials?

We have made this proxy statement available to you on the Internet or, upon your request, have delivered a printed version of this proxy statement to you by mail, in connection with the solicitation of proxies by our Board of Directors for use at our 2018 annual meeting of shareholders to be held on Tuesday, May 15, 2018 at 8:00 a.m. Eastern Time, and at any postponement(s) or adjournment(s) thereof. You are receiving this proxy statement because you owned shares of Zimmer Biomet common stock at the close of business on March 16, 2018, and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

2. What am I voting on?

There are three proposals scheduled to be voted on at the annual meeting:

- Election of directors (Proposal 1);
- Ratification of the appointment of PwC as our independent registered public accounting firm for 2018 (Proposal 2); and
- Advisory Say on Pay proposal (Proposal 3).

3. How does the Board recommend that I vote?

The Board recommends that you vote your shares:

- "**FOR**" the election of each of the nominees to the Board (Proposal 1);
- "**FOR**" ratification of the appointment of PwC as our independent registered public accounting firm for 2018 (Proposal 2); and
- "**FOR**" the Say on Pay proposal (Proposal 3).

4. How many votes do I have?

You will have one vote for every share of Zimmer Biomet common stock that you owned at the close of business on March 16, 2018.

5. How many shares are entitled to vote?

There were 203,182,674 shares of Zimmer Biomet common stock outstanding as of March 16, 2018 and entitled to vote. Each share is entitled to one vote.

6. What is the quorum requirement for the annual meeting?

The holders of a majority of the outstanding shares entitled to vote at the meeting must be present or represented by proxy at the meeting for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you are present and vote in person at the meeting or have voted on the Internet, by telephone or by properly submitting a proxy card or vote instruction form by mail. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

7. What is the voting requirement to approve each of the proposals?

The voting requirement for each of the proposals is as follows:

- *Election of directors.* Nominees for director must receive a majority of the votes cast in person or by proxy on the election of directors in order to be elected as a director. This means that the number of shares voted "for" a nominee must exceed the number of votes "against" that nominee.
- *Ratification of the appointment of PwC.* The affirmative vote of a majority of the shares present in person or by proxy is required to ratify the appointment of PwC as our independent registered public accounting firm.
- *Say on Pay*. The affirmative vote of a majority of the shares present in person or by proxy is required to approve the non-binding proposal concerning the compensation of our NEOs as disclosed in this proxy statement.

8. What if I vote "abstain"?

A vote to "abstain" on the election of directors (Proposal 1) will have no effect on the outcome of this proposal. A vote to "abstain" on the ratification of the appointment of PwC (Proposal 2) and the advisory Say on Pay proposal (Proposal 3) will have the effect of a vote against those proposals.

9. Why did I receive a notice in the mail instead of a full set of proxy materials?

As allowed by SEC rules, we have elected to provide access to our proxy materials via the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") to our shareholders. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. The Notice provides instructions on how to access the proxy materials over the Internet or to request a printed copy. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. We encourage you to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings.

10. What is the difference between a shareholder of record and a beneficial owner?

The difference is as follows:

- *Shareholder of Record.* If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are considered the shareholder of record with respect to those shares, and the Notice was sent directly to you. If you request printed copies of the proxy materials by mail, you will receive a proxy card.
- *Beneficial Owner.* If your shares are held in an account at a brokerage firm, bank, broker dealer, or other nominee, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to instruct the record holder on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form." If you request printed copies of the proxy materials by mail, you will receive a vote instruction form.

11. If I am a shareholder of record, how do I vote?

There are four ways to vote:

- *In person.* You may vote in person at the annual meeting. We will give you a ballot when you arrive.
- *Via the Internet.* You may vote by proxy via the Internet by following the instructions provided in the Notice or the proxy card.
- *By Telephone.* If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the proxy card.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card and returning it in the envelope provided.

12. If I am a beneficial owner, how do I vote?

There are four ways to vote:

- *In person.* If you wish to vote in person at the annual meeting, you must obtain a legal proxy from the record holder of your shares. Please contact that organization for instructions regarding obtaining a legal proxy.
- *Via the Internet.* You may vote by proxy via the Internet by following the instructions provided in the Notice or vote instruction form.
- *By Telephone.* If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the vote instruction form.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the vote instruction form and sending it back in the envelope provided.

13. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation and certification of votes; and
- to facilitate a successful proxy solicitation.

Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to management and the Board.

14. Can I change my vote?

Yes. At any time before your proxy is voted, you may change your vote by:

- revoking it by written notice to our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580;
- delivering a later-dated proxy (including a telephone or Internet vote); or
- voting in person at the meeting.

15. How are proxies voted?

All shares represented by valid proxies received prior to the annual meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

16. What happens if a nominee for director declines the nomination or is unable to serve?

If that happens, the persons named as proxies may vote for a substitute nominee designated by the Board to fill the vacancy, or, if no substitute has been nominated, for the remaining nominees, leaving a vacancy, or the Board may reduce its size. The Board has no reason to believe that any of the nominees will be unable or decline to serve if elected.

17. What happens if I do not give specific voting instructions?

It depends on how your shares are held:

- *Shareholders of Record.* In the following situations, the proxy holders will vote your shares in the manner recommended by the Board on proposals presented in this proxy statement and as the proxy holders may determine in their judgment and discretion with respect to any other matters properly presented for a vote at the annual meeting:
  - If, when voting online at www.ProxyVote.com or via mobile.proxyvote.com, you select the "Submit" button without voting on each item individually;
  - If, when voting via the telephone, you elect not to vote on matters individually; and
  - If you sign and return a proxy card without giving specific voting instructions.
- *Beneficial Owners.* If you do not provide the record holder of your shares with specific voting instructions, your record holder may vote on the ratification of the appointment of PwC as our independent registered public

accounting firm for 2018 (Proposal 2). However, your record holder cannot vote your shares without specific instructions on the other matters – the election of directors (Proposal 1) and the Say on Pay proposal (Proposal 3). If your record holder does not receive instructions from you on how to vote your shares on Proposals 1 or 3, your record holder will inform the inspector of election that it does not have the authority to vote on those proposals with respect to your shares.

This is generally referred to as a "broker non-vote." Broker non-votes will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting, but they will not be counted in determining the outcome of the vote.

18. Who will serve as the inspector of election?

A representative from American Stock Transfer & Trust Company will serve as the independent inspector of election.

19. How can I find out the results of the annual meeting?

Preliminary voting results will be announced at the meeting. The final voting results will be tallied by the inspector of election and published in our Current Report on Form 8-K, which we are required to file with the SEC within four business days following the annual meeting.

20. Who is paying for the cost of this proxy solicitation?

We are paying the costs of the solicitation of proxies. We have retained Alliance Advisors LLC to assist in soliciting proxies for a fee of $14,000 plus out-of-pocket expenses. We must also pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- forwarding the Notice to beneficial owners;
- forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, certain of our directors, officers and employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or email on our behalf.

21. Are there any requirements for attending the annual meeting?

Attendance at the annual meeting is limited to shareholders. Registration will begin at 7:30 a.m. Eastern Time on the date of the meeting, and each shareholder may be asked to present valid picture identification such as a driver's license or a passport and proof of stock ownership as of March 16, 2018. The use of cell phones, smartphones, pagers, recording and photographic equipment and/or computers is not permitted in the meeting room.

22. Is there a list of shareholders entitled to vote at the annual meeting?

A list of shareholders entitled to vote will be available at the meeting and for ten days prior to the meeting, between the hours of 8:00 a.m. and 5:00 p.m. Eastern Time, at our offices at 345 East Main Street, Warsaw, Indiana. If you would like to view the shareholder list, please contact our Corporate Secretary to schedule an appointment.

23. What is "householding"?

"Householding" is a procedure under which we are delivering a single copy of our proxy materials to multiple shareholders who share the same address and who are not participating in electronic proxy material delivery unless we have received contrary instructions from one or more of the shareholders. This procedure reduces our printing and mailing costs. Upon request, we will deliver promptly a separate copy of our proxy materials to any shareholder at a shared address to which we delivered a single copy of these documents. To receive a separate copy of our proxy materials or to notify us that you wish to receive separate copies in the future, or a single copy if you are currently receiving multiple copies, please contact our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580 or by telephone at (574) 267-6131. Shareholders who hold shares in "street name" may contact their brokerage firm, bank, broker dealer or other similar organization to request information about householding.

24. What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2019 annual meeting of shareholders?
It depends on whether the information is to be included in our proxy materials:

- *Requirements for Shareholder Proposals to Be Considered for Inclusion in our Proxy Materials.*
    - Shareholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to the 2019 annual meeting of shareholders must be received no later than December 3, 2018.
    - In addition, all proposals will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials.
    - Shareholder proposals must be delivered to our Corporate Secretary by mail at 345 East Main Street, Warsaw, Indiana 46580.
- *Notice Requirements for Director Nominees or Shareholder Proposals to Be Brought Before the 2019 Annual Meeting of Shareholders.*
    - Notice of any director nomination or other proposal that a shareholder intends to present at the 2019 annual meeting of shareholders, but does not intend to have included in the proxy statement and form of proxy relating to the 2019 annual meeting of shareholders, must be delivered to our Corporate Secretary by mail at 345 East Main Street, Warsaw, Indiana 46580 not earlier than the close of business on January 15, 2019 and not later than the close of business on February 14, 2019.
    - In addition, the notice must set forth the information required by our Restated By-Laws with respect to each director nomination or other proposal that a shareholder intends to present at the 2019 annual meeting of shareholders. A copy of the by-law provisions may be obtained by contacting our Corporate Secretary.

OTHER MATTERS

We do not know of any other matters that will be considered at the annual meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in their judgment and discretion.

ANNUAL REPORT AND FORM 10-K

Our 2017 Annual Report, containing our 2017 Form 10-K, which includes our consolidated financial statements for the year ended December 31, 2017, accompanies this proxy statement but is not a part of our soliciting materials.

INCORPORATION BY REFERENCE

The statements in this proxy statement under the captions "AUDIT COMMITTEE MATTERS – AUDIT COMMITTEE REPORT" and "EXECUTIVE COMPENSATION – COMPENSATION COMMITTEE REPORT" do not constitute soliciting material and should not be deemed filed with the SEC or incorporated by reference into any other filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate them by reference into such filing.

The information on our website, www.zimmerbiomet.com, is not, and should not be deemed to be, a part of this proxy statement, or incorporated into any other filings we make with the SEC.

Corporate and Shareholder Information

Stock Symbol	ZBH
Exchanges	New York Stock Exchange and SIX Swiss Exchange
Shares Outstanding as of March 16, 2018	203,182,674
Headquarters	345 East Main Street, Warsaw, Indiana 46580
Company Website	www.zimmerbiomet.com
Investor Relations Website	http://investor.zimmerbiomet.com
Public Company Since	2001
Transfer Agent and Dividend Reinvestment Plan Administrator	American Stock Transfer & Trust Co. www.astfinancial.com +1-888-552-8493 (domestic) +1-718-921-8124 (international)